# ONE Gas

# 2023
# Annual Report

# About Us

ONE Gas, Inc. is a 100% regulated natural gas utility and trades on the New York Stock Exchange under the symbol "OGS." ONE Gas is included in the S&P MidCap 400 Index and is one of the largest natural gas utilities in the United States.

We provide natural gas distribution services to approximately 2.3 million customers in Kansas, Oklahoma and Texas. We are headquartered in Tulsa, Oklahoma.

## Mission

We deliver natural gas for a better tomorrow.



# Core Values



### Safety
We are committed to operating safely and in an environmentally responsible manner.



### Ethics
We are accountable to the highest ethical standards and are committed to compliance.



### Inclusion & Diversity
We embrace an inclusive and diverse culture that encourages collaboration. Every employee makes a difference and contributes to our success.



### Service
We provide exceptional service to our customers and support each other.



### Value
We create value for all stakeholders: our customers, employees, investors and communities.

 ONE Gas

## Our Divisions

### Kansas Gas Service
71% market share,
the largest in Kansas

### Oklahoma Natural Gas
89% market share,
the largest in Oklahoma

### Texas Gas Service
13% market share,
the third largest in Texas



# 2023 | Highlights


Net income increased to
**$231 million**
compared with $222 million in 2022


Earnings per share **$4.14**
compared with **$4.08** in 2022


**$729 million**
in capital investments; over 70%
for system integrity and reliability


**536 miles**
of distribution mains, service lines
and transmission lines replaced


**23,400**
new customer connections


Contributed
**$3.4 million**
in ONE Gas Foundation grants
and community giving


**6th year**
recognized by the American
Gas Association for having the
lowest incident rate for the
number of days away from work,
restricted or transferred (DART) —
the most serious types of injuries

## To Our Fellow Shareholders:

This year, we celebrate 10 years as an independent, 100% regulated natural gas distribution company. We also mark 118 years since the founding of Oklahoma Natural Gas in 1906. ONE Gas experienced remarkable growth in the past decade. We added 230,000 new customer meters, installed 6,000 miles of new pipe across our system and doubled our earnings per share. We've deployed best practices and lessons learned over our 118-year history to enhance our system, support customer growth and reliably deliver the natural gas our customers depend upon. We also continued to invest in our workforce, achieved excellence in capital execution and led in safety performance.

In 2023, we continued to build on this legacy while responding to the needs of a dynamic and growing service territory. We are pleased to share our progress in this year's report.

### Safe and Reliable Energy

Safety remains our primary focus — the safety of our co-workers, customers, communities and systems. This commitment drives us to achieve safety excellence, which has led to six consecutive years of recognition by the American Gas Association for having the lowest rate of significant injuries among our peers.

In addition to our daily operations, a focus on safety is imperative during impactful weather events. During Winter Storm Uri in 2021, we operated successfully with minimal service interruptions and gained key learnings that resulted in strategic system reinforcement projects, further diversification of our gas supply portfolio and additional storage capacity. In 2023, we were again tested with winter storms that brought extreme cold, snow and ice to our service territories. As in 2021, our system, processes and co-workers performed well with no significant service disruptions.



## 2023
## Financial Performance at a Glance

We have consistently communicated how macroeconomic conditions affected our industry in the near term and our company's actions in response. In 2023, these actions, combined with operational execution allowed us to meet the challenges of inflation and higher interest rates. As a result, net income increased to $231 million compared with $222 million in 2022. Diluted earnings per share increased to $4.14, compared to $4.08 last year. Our balance sheet also remained strong. In December, S&P affirmed its A- credit rating and Stable outlook; earlier this year, Moody's affirmed its A3 rating and Stable outlook.

We successfully engaged in regulatory filings in every jurisdiction in 2023, and we will be purposeful about the sequence and timing of regulatory activities in 2024. In addition, we managed the structure and timing of equity issuances to provide flexibility as we financed our capital plan.

## Capital Demand Growth

In 2023, we invested $729 million in capital projects with 70% dedicated to system integrity and replacement projects. Regulatory mechanisms support continuous improvements to the safety and reliability of our system and recovery of those investments, with approximately 90% of our capital investments included in annual regulatory filings.

Our service territory continues to experience robust growth. A compelling mix of pro-growth government policies, access to affordable energy and attractive living costs are bringing new manufacturing and technology-based jobs along the Interstate 35 corridor from Kansas City to Austin. With these jobs comes a need for new housing, and we added over 23,000 new customer connections in 2023.

We strategically leverage both market and internal data to plan long-term projects that enhance our system resiliency and position us to serve a growing customer base. In 2023, we completed the first phase of a multi-year system expansion in the Oklahoma City metro area to support the development of over 10,000 primarily residential lots. In Austin, one of the fastest-growing housing markets in the United States, we continued construction on a 23-mile, multi-phased mainline extension that increases reliability and is expected to support approximately 20,000 residential and commercial lots. We anticipate the completion of these projects over the next five to seven years.

## I-35 Corridor



## Industry-leading Safety Performance

In 2023, the American Gas Association recognized ONE Gas for having the lowest incident rate for the number of days away, restricted or transferred (DART), which reflects the most severe types of injuries, among similar-sized natural gas distribution companies. It was the sixth consecutive year that ONE Gas' safety scores placed it among the safest natural gas distribution companies nationwide.







## Sustainability

A key component of our business strategy is emissions reduction. We've made steady progress since announcing our Scope 1 emissions reduction goal in January 2022 — a 55% reduction in emissions due to leaks from distribution pipelines by 2035, measured from a 2005 baseline. We added a short-term incentive pay metric in 2023 to reflect our commitment to environmental responsibility, pipeline safety and system integrity. This metric aligns with our pipeline replacement and protection program, which, in addition to increasing safety, drives our emissions reduction.

In 2023, we continued to expand and enhance our disclosures around environmental, social and governance initiatives. These included fully aligning with the Sustainability Accounting Standards Board (SASB) and following the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD). We also disclosed our Scope 1 emissions and, for the first time, Scope 2 emissions.

We continue to engage with customers looking for clean energy solutions. In Oklahoma, we launched a voluntary opt-in Renewable Natural Gas (RNG) program that allows customers to purchase the environmental attributes of RNG.

We invite you to learn more about our environmental milestones at esg.onegas.com.

## Serving Customers

Natural gas is one of the most affordable energy choices, and ONE Gas plays a critical role in meeting the energy needs of our customers at a competitive price. Natural gas maintains a sizable cost advantage of approximately[1] 2.6-to-1 compared with electricity in our service areas. Lower energy costs mean families have more money to meet their everyday needs.

Part of serving our customers well is looking for innovative ways to keep their energy costs low, like expanding our energy efficiency programs, which help our customers use less energy. In 2023, we supported legislation in Texas that will allow us to expand our energy efficiency programs throughout all our Texas service territories.

We also continue to expand our low-income programs and assist customers who experience financial hardships. Last year, we connected our customers to $29 million in energy assistance, made approximately 360,000 payment arrangements and helped 14,000 customers enroll in an average payment plan.

1. Calculated as the ratio of the ONE Gas delivered average cost of natural gas per kilowatt hour (kWh) equivalent to the average retail price of electricity per kWh.



## High-performing Workforce

A high-performing workforce is one of the foundations of our company. Our 3,900 dedicated co-workers continue building upon our longstanding culture of trust and respect.

We saw our co-workers' high level of engagement reflected in the 2023 Gallup scores, which increased for the seventh consecutive year and placed our company in the top quartile of Gallup's Overall Company Database. Research shows that engaged employees are safer, have less turnover and show increased productivity.

We continue to build work processes that increase efficiency and develop our workforce. We have in-sourced certain field activities, such as line locating, which is important in helping prevent system damage. These in-sourcing efforts have increased efficiency and execution while reintroducing important entry-level field positions and reestablished a meaningful workforce pipeline for the company. This strategy is one example of how we manage the current economic environment while building our capacity for the future.





## In Closing

Despite any challenges we may face, we remain focused on managing our company with sustainable long-term value creation in mind. We will maintain our core values and execute our proven strategy, which has guided us over the past 10 years and will continue to serve us well as we work to deliver natural gas to a growing customer base.

Our success is made possible by the commitment of each of our 3,900 co-workers. We are grateful for their dedication to safe operations and reliable service to our customers. We look forward to building upon our strong track record in the years and decades to come.

Thank you for your support and interest in ONE Gas.



**John W. Gibson**

Chairman
*ONE Gas, Inc.*

**Robert S. McAnnally**

President and CEO
*ONE Gas, Inc.*



## Financial Overview

We reported 2023 net income of $231 million, or $4.14 per diluted share, compared with $222 million, or $4.08 per diluted share, in 2022; and 2023 capital expenditures and asset removal costs of $729 million, compared with $657 million in 2022. Our 2023 operating income increased $28 million compared with last year, which primarily reflects new rates and an increase in our average residential customer count in our service territories.

In 2024, our diluted earnings per share are expected to be within a range of $3.70 to $4.00. Our 2024 capital expenditures and asset removal costs are expected to be approximately $750 million, primarily targeted for system integrity and replacement projects.

In January 2024, the ONE Gas Board of Directors increased the quarterly dividend by 1 cent per share to 66 cents per share, effective for first-quarter 2024, resulting in an annualized dividend of $2.64 per share.

Our average annual dividend growth rate is expected to increase 1% to 2% through 2028 with a targeted dividend payout ratio of 55% to 65% of net income, all subject to Board approval.



# Highlights

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| **Total Revenues and Net Income** | | | |
| Total Revenues (thousands) | $2,371,990* | $2,578,005 | $1,808,597 |
| Net Income (thousands) | $231,232 | $221,742 | $206,434 |
| **Earnings and Dividends** | | | |
| Basic | $4.16 | $4.09 | $3.85 |
| Diluted | $4.14 | $4.08 | $3.85 |
| Dividends Per Share | $2.60 | $2.48 | $2.32 |
| **Volumes and Weather** | | | |
| Total Volumes Delivered (Bcf) | 384.5 | 401.3 | 387.8 |
| Actual Heating Degree Days | 8,800 | 10,350 | 9,025 |
| Normal Heating Degree Days | 9,772 | 9,832 | 9,717 |
| **Customers and Employees** | | | |
| Average Number of Customers (thousands) | 2,265 | 2,256 | 2,241 |
| Employees | 3,900** | 3,800 | 3,650 |
| **Common Stock** | | | |
| Market Value Per Share: Year-end Closing Price | $63.72 | $75.72 | $77.59 |
| Average Shares of Common Stock, Outstanding (thousands): | | | |
| Basic | 55,600 | 54,207 | 53,575 |
| Diluted | 55,860 | 53,674 | 53,674 |

*Revenues for the year ended Dec. 31, 2023, include an increase of $42.9 million associated with KGSS-I, which is offset by an increase of $27.1 million in amortization and operating expense and $15.7 million in net interest expense.
**As of Feb. 1, 2024

# Board of Directors

The ONE Gas Board of Directors is responsible for oversight of the company's business and affairs, including the review and approval of the company's strategic and financial plan and the company's environmental, social and governance initiatives. For complete information on our corporate governance, including Board committees and charters, visit onegas.com.



*Board of Directors listed from left to right*

**Deborah A.P. Hersman**
Former Chair
*National Transportation Safety Board*

**Robert S. McAnnally**
President and
Chief Executive Officer
*ONE Gas, Inc.*

**Pattye L. Moore**
Retired Board Chair and
Interim Chief Executive Officer
*Red Robin Gourmet Burgers*

**Michael G. Hutchinson**
Retired Partner
*Deloitte & Touche*

**John W. Gibson**
Retired Chairman and
Chief Executive Officer
*ONEOK and
ONEOK Partners GP, L.L.C.*

**Robert B. Evans**
Retired President and
Chief Executive Officer
*Duke Energy Americas*

**Eduardo A. Rodriguez**
President
*Strategic Communication
Consulting Group*

**Douglas H. Yaeger**
Retired Chairman, President
and Chief Executive Officer
*The Laclede Group, Inc. (Spire, Inc.)*

**Tracy E. Hart**
President and Chief
Executive Officer
*Tarlton Corporation*

## Executive Team | *As of April 1, 2024*

**Robert S. McAnnally, 60**
President and
Chief Executive Officer

**Christopher P. Sighinolfi, 40**
Senior Vice President and
Chief Financial Officer

**Joseph L. McCormick, 64**
Senior Vice President,
General Counsel and
Assistant Secretary

**Curtis L. Dinan, 56**
Senior Vice President and
Chief Operating Officer

**Mark A. Bender, 59**
Senior Vice President,
Administration and
Chief Information Officer

**Angela E. Kouplen, 50**
Senior Vice President and
Chief Human Resources Officer

**W. Kent Shortridge, 57**
Senior Vice President,
Operations and Customer Service

**Julie A. White, 53**
Vice President, Communications





Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

# FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____.
Commission file number   001-36108

# ONE Gas, Inc.

(Exact name of registrant as specified in its charter)

| **Oklahoma** | **46-3561936** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **15 East Fifth Street** | |
| **Tulsa,  OK** | **74103** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code   **(918) 947-7000**

Securities registered pursuant to Section 12(b) of the Act:

| **Title of each class** | **Trading Symbol** | **Name of exchange on which registered** |
|---|---|---|
| Common Stock, par value $0.01 per share | OGS | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒  No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company.  See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.    Large accelerated filer ☒     Accelerated filer ☐     Non-accelerated filer ☐     Smaller reporting company ☐     Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐  No ☒

The aggregate market value of the equity securities held by nonaffiliates based on the closing trade price of the registrant on June 30, 2023, was $4.1 billion.

On February 16, 2024, we had 56,546,006 shares of common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE:**

Portions of the definitive proxy statement to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held May 23, 2024, are incorporated by reference in Part III.

This page intentionally left blank.

## ONE Gas, Inc.
## TABLE OF CONTENTS

As used in this Annual Report, references to "we," "our," "us" or the "Company" refer to ONE Gas, Inc., an Oklahoma corporation, and its predecessors and subsidiaries, unless the context indicates otherwise.

*The statements in this Annual Report that are not historical information, including statements concerning plans and objectives of management for future operations, economic performance or related assumptions, are forward-looking statements. Forward-looking statements may include words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "should," "goal," "forecast," "guidance," "could," "may," "continue," "might," "potential," "scheduled," "likely" and other words and terms of similar meaning. Although we believe that our expectations regarding future events are based on reasonable assumptions, we can give no assurance that such expectations and assumptions will be achieved. Important factors that could cause actual results to differ materially from those in the forward-looking statements are described under Part I, Item 1A, Risk Factors, and Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation, Forward-Looking Statements, in this Annual Report.*

**AVAILABLE INFORMATION**

We make available, free of charge, on our website (www.onegas.com) our Annual Reports, Quarterly Reports, Current Reports on Form 8-K, amendments to those reports filed or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act and reports of holdings of our securities filed by our officers and directors under Section 16 of the Exchange Act. Such materials are available as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC, which also makes these materials available on its website (www.sec.gov). Our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Certificate of Incorporation, bylaws, the written charters of our Audit Committee, Executive Compensation Committee, Corporate Governance Committee and Executive Committee and our ESG Report are also available on our website, and copies of these documents are available upon request.

In addition to filings with the SEC and materials posted on our website, we also use social media platforms as channels of information distribution to reach investors and other stakeholders. Information contained on our website and posted on or disseminated through our social media accounts is not incorporated by reference into this report.

## GLOSSARY

The abbreviations, acronyms and industry terminology used in this Annual Report are defined as follows:

| | |
|---|---|
| AAO | Accounting Authority Order |
| ADIT | Accumulated deferred income taxes |
| AFUDC | Allowance for funds used during construction |
| Annual Report | Annual Report on Form 10-K for the year ended December 31, 2023 |
| ASC | Accounting Standards Codification |
| ASU | Accounting Standards Update |
| Bcf | Billion cubic feet |
| CAA | Federal Clean Air Act, as amended |
| CERCLA | Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended |
| CFTC | Commodities Futures Trading Commission |
| CISA | Cybersecurity and Infrastructure Security Agency |
| Clean Water Act | Federal Water Pollution Control Amendments of 1972, as amended |
| CNG | Compressed natural gas |
| Code | Internal Revenue Code of 1986, as amended |
| COSA | Cost-of-Service Adjustment |
| DART | Days Away, Restricted or Transferred Incident Rate; calculated by multiplying the total number of recordable injuries and illnesses, or one or more restricted days that resulted in an employee transferring to a different job within the company by 200,000, and then dividing that number by the total number of hours worked by all employees |
| DHS | United States Department of Homeland Security |
| DOT | United States Department of Transportation |
| Dth | Dekatherm |
| ECP | The ONE Gas, Inc. Amended and Restated Equity Compensation Plan (2018) |
| EDIT | Excess deferred income taxes resulting from a change in enacted tax rates |
| EPA | United States Environmental Protection Agency |
| EPS | Earnings per share |
| ER | Emissions Reduction; measured by the reduction of MTCO2e emissions through planned vintage main replacements and service line replacements. |
| ERT | Emergency Response Time; calculated as the time between the creation of an emergency order and the arrival of a first company responder to the scene expressed as the percentage of emergency orders with a response time of 30 minutes or less |
| ESG | Environmental, social and governance |
| ESPP | The ONE Gas, Inc. Amended and Restated Employee Stock Purchase Plan |
| Exchange Act | Securities Exchange Act of 1934, as amended |
| FASB | Financial Accounting Standards Board |
| FERC | Federal Energy Regulatory Commission |
| GAAP | Accounting principles generally accepted in the United States of America |
| GRIP | Gas Reliability Infrastructure Program |
| GSRS | Gas System Reliability Surcharge |
| HDD | Heating degree day is a measure designed to reflect the demand for energy needed for heating based on the extent to which the daily average temperature falls below a reference temperature for which no heating is required, usually 65 degrees Fahrenheit |
| IRS | United States Internal Revenue Service |
| IT | Information Technology |
| KCC | Kansas Corporation Commission |
| KDHE | Kansas Department of Health and Environment |
| KGSS-I | Kansas Gas Service Securitization I, L.L.C. |
| LDC | Local distribution company |
| LIBOR | London Interbank Offered Rate |
| MGP | Manufactured gas plant |
| MMcf | Million cubic feet |
| Moody's | Moody's Investors Service, Inc. |

| | |
|---|---|
| MTCO2e | Metric ton of carbon dioxide equivalent |
| NPRM | Notice of proposed rulemaking |
| NYSE | New York Stock Exchange |
| OCC | Oklahoma Corporation Commission |
| ODFA | Oklahoma Development Finance Authority |
| ONE Gas | ONE Gas, Inc. |
| ONE Gas Credit Agreement | ONE Gas' $1.2 billion revolving credit agreement, as amended |
| OSHA | Occupational Safety and Health Administration |
| PBRC | Performance-Based Rate Change |
| PHMSA | United States Department of Transportation Pipeline and Hazardous Materials Safety Administration |
| PIPES Act | Protecting Our Infrastructure of Pipelines and Enhancing Safety (PIPES) Act of 2020 |
| PVIR | Preventable Vehicle Incident Rate; calculated by multiplying the number of total preventable vehicle incidents by 1,000,000 and then dividing that number by the total number of business use miles driven |
| Quarterly Report(s) | Quarterly Report(s) on Form 10-Q |
| RNG | Renewable natural gas |
| ROE | Return on equity calculated consistent with utility ratemaking principles in each jurisdiction in which we operate |
| RRC | Railroad Commission of Texas |
| S&P | Standard & Poor's Ratings Services |
| SEC | Securities and Exchange Commission |
| Securities Act | Securities Act of 1933, as amended |
| Securitized Utility Tariff Bonds | Series 2022-A Senior Secured Securitized Utility Tariff Bonds, Tranche A |
| Securitized Utility Tariff Property | Securitized Utility Tariff Property as defined in the financing order issued by the KCC in August 2022 |
| Senior Notes | ONE Gas' registered unsecured notes consisting of $300 million of 3.61 percent senior notes due February 2024, $473 million of 1.10 percent senior notes due March 2024, $300 million of 5.10 percent senior notes due April 2029, $300 million of 2.00 percent senior notes due May 2030, $300 million of 4.25 percent senior notes due September 2032, $600 million of 4.66 percent senior notes due February 2044 and $400 million of 4.50 percent senior notes due November 2048 |
| SOFR | Secured Overnight Financing Rate administered by the Federal Reserve Bank of New York |
| TCEQ | Texas Commission on Environmental Quality |
| TNG Corporation | Texas Natural Gas Securitization Finance Corporation |
| TPFA | Texas Public Finance Authority |
| TRIR | Total Recordable Incident Rate; calculated by multiplying the number of recordable cases by 200,000, and then dividing that number by the number of hours worked by all employees |
| TSA | United States Department of Homeland Security's Transportation Security Administration |
| WNA | Weather normalization adjustment(s) |
| XBRL | eXtensible Business Reporting Language |

PART I.

**ITEM 1.        BUSINESS**

**OUR BUSINESS**

ONE Gas, Inc. is incorporated under the laws of the state of Oklahoma. Our common stock is listed on the NYSE under the trading symbol "OGS," and is included in the S&P MidCap 400 Index. We are a 100-percent regulated natural gas distribution utility, headquartered in Tulsa, Oklahoma, and one of the largest publicly traded natural gas utilities in the United States. We are the successor to the company founded in 1906 as Oklahoma Natural Gas Company, which became ONEOK, Inc. (NYSE: OKE) in 1980. On January 31, 2014, ONE Gas officially separated from ONEOK, Inc.

We provide natural gas distribution services to approximately 2.3 million customers and are the largest natural gas distributor in Oklahoma and Kansas and the third largest in Texas, in terms of customers. We primarily serve residential, commercial and transportation customers in all three states. Our largest natural gas distribution markets in terms of customers are Oklahoma City and Tulsa, Oklahoma; Kansas City, Wichita and Topeka, Kansas; and Austin and El Paso, Texas. Our three divisions, Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, distribute natural gas to approximately 89 percent, 71 percent and 13 percent of the natural gas distribution customers in Oklahoma, Kansas and Texas, respectively.

**OUR STRATEGY**

Our mission is to deliver natural gas for a better tomorrow. Our business strategy is focused on:

- Safe and Reliable Energy - We are committed, first and foremost, to pursuing a zero-incident safety and 100-percent compliance culture. A significant portion of our capital spending is focused on the safety, integrity and reliability of our natural gas distribution system. We also deploy a variety of operational and damage prevention procedures and technologies to monitor and maintain our natural gas distribution system. Our Company's focus on safety also extends to protecting our assets and information systems from physical damage and cyber intrusions.

- A High-performing Workforce - Our employees are the foundation of our Company. Our success begins with a values-driven culture and a commitment to engaging people to do their best work in an inclusive environment.

- Capital Demand Growth - Through capital investments, we meet growing customer demand, support economic development, and manage our system investments for the long-term.

- Clean Energy Solutions - Our assets are essential to a clean energy future. We are focused on reducing our emissions and supporting our customers' emission reduction efforts.

- Serving Customers - We provide reliable and affordable energy to our customers by efficiently managing our resources and leveraging technology solutions to enhance operational efficiency. Our energy efficiency and education programs help our customers invest in higher efficiency appliances and reduce energy usage. For customers needing assistance, we offer payment arrangement options and seek to connect customers to social service agencies that provide financial assistance.

**REGULATORY OVERVIEW**

We are subject to regulation and oversight of the state and local regulatory authorities of the territories in which we operate. Rates and charges for natural gas distribution services are established by the OCC for Oklahoma Natural Gas and by the KCC for Kansas Gas Service. Rates and charges in the incorporated cities of our service areas in Texas are established by those cities, which have primary jurisdiction for their respective service areas. Rates and charges in the unincorporated areas of our service territory in Texas are established by the RRC. All appellate matters in Texas are subject to regulatory oversight by the RRC. These regulatory authorities have the responsibility of ensuring that the utilities under their jurisdiction provide safe and reliable service at a reasonable cost, while providing utilities the opportunity to earn a fair and reasonable return on their investments.

Generally, our rates and charges are established in rate case proceedings. Regulatory authorities may also approve mechanisms that allow for adjustments between rate cases for investments made or specific costs incurred. Due to the nature of the regulatory process, there is an inherent lag between the time that we make investments or incur additional costs and the setting of new rates and/or charges to recover those investments or costs. Additionally, we are not allowed recovery of certain costs we incur.

The following provides additional detail on the regulatory mechanisms in the jurisdictions we serve.

**Oklahoma** - Oklahoma Natural Gas currently operates under a PBRC mechanism, which provides for streamlined annual rate reviews between rate cases to adjust rates for incremental capital investment and changes in revenue and allowed expenses. Under this mechanism, we have an authorized ROE of 9.4 percent, with a 100 basis point dead-band of 8.9 to 9.9 percent. If our achieved ROE is below 8.9 percent, our base rates are increased upon OCC approval to an amount necessary to restore the ROE to 9.4 percent. If our achieved ROE exceeds 9.9 percent, the portion of the earnings that exceeds 9.9 percent is shared with our customers, who receive the benefit of 75 percent of those earnings. We retain the benefit of the remaining 25 percent. Oklahoma Natural Gas is required to make filings pursuant to the PBRC mechanism for the 12 months ended December 31 for each of the years 2021 through 2025. Oklahoma Natural Gas is also required to file a rate case on or before June 30, 2027, based on a test year ending December 31, 2026.

**Kansas** - Kansas Gas Service files periodic rate cases with the KCC as needed. Between rate cases, Kansas Gas Service adjusts rates through provisions of the GSRS statute. The GSRS statute allows Kansas Gas Service to file for a rate adjustment providing a recovery of and return on qualifying infrastructure investments incurred between rate case filings, including safety-related investments to replace, upgrade or modernize obsolete facilities, as well as projects that enhance the integrity of pipeline system components or extend the useful life of such assets. Eligible investments also include expenditures for relocations and physical and cyber security. Filings cannot occur more often than once every 12 months and the rate adjustment cannot increase the monthly charge by more than $0.80 per residential customer per month compared with the most recent GSRS filing. Rate adjustments reflected in the GSRS surcharge may only be collected for 60 months before Kansas Gas Service is required to file a rate case or cease collection of the surcharge. A full rate case may be filed at shorter intervals if desired by either Kansas Gas Service or the KCC.

**Texas** - Texas Gas Service provides service to customers in various service areas. These service areas are further divided into incorporated cities and unincorporated areas. Periodic rate cases are filed with cities or the RRC, as needed. Between rate cases, Texas Gas Service can adjust rates through annual filings pursuant to the GRIP statute or a COSA tariff. In 2022, Texas Gas Service's customers were aggregated in five service areas. Effective February 2023, three of these service areas were consolidated, reducing the total number of service areas to three.

Annual filings under the GRIP statute allow Texas Gas Service to recover depreciation, taxes, and a return on the annual net increase in investment for a service area. After the fifth anniversary of the effective date of the rate schedules from the first GRIP filing for a service area, Texas Gas Service is required to file a full rate case. A full rate case may be filed at shorter intervals if desired by either Texas Gas Service or the regulator. In 2023, Texas Gas Service made annual GRIP filings for the incorporated cities and unincorporated areas in two of its service areas, which combined comprise 91 percent of Texas Gas Service's customers.

**Weather normalization** - All of our service areas utilize weather normalization mechanisms. These mechanisms are designed to reduce the delivery charge component of customers' bills for the additional volumes used when actual HDDs exceed normalized HDDs and to increase the delivery charge component of customers' bills for the reduction in volumes used when actual HDDs are less than normal HDDs. Normal HDDs are established through rate proceedings in each of our jurisdictions.

The following tables provide additional detail on our rate structures and the regulatory mechanisms in each of our jurisdictions:

| Division | Jurisdiction | Effective Date of Last Action[1] | Rate Base (millions) | Pre-Tax Rate of Return | Equity Ratio | ROE |
|---|---|---|---|---|---|---|
| Oklahoma Natural Gas [2] | Oklahoma | June 2023 | $2,066 | 8.95% | 59% | 9.40% |
| Kansas Gas Service [3] | Kansas | November 2023 | $1,330 | 8.60% | N/A | 9.30% |
| Texas Gas Service [2] | Central-Gulf | June 2023 | $617 | 8.95% | 59% | 9.50% |
| | West-North | June 2023 | $589 | 8.91% | 60% | 9.60% |
| | Rio Grande Valley | January 2024 | $160 | 8.95% | 59% | 9.70% |

| Division | Jurisdiction | Interim Rate Adjustment Mechanism | Interim Capital Recovery | WNA | WNA Effective Dates | Energy Efficiency / Conservation Program |
|---|---|---|---|---|---|---|
| Oklahoma Natural Gas | Oklahoma | PBRC | Yes | Yes | November - April | Yes |
| Kansas Gas Service [3] | Kansas | GSRS | Yes | Yes | January - December | No |
| Texas Gas Service | Central-Gulf | GRIP | Yes | Yes | September - May | Yes |
| | West-North | GRIP | Yes | Yes | September - May | No |
| | Rio Grande Valley | GRIP | Yes | Yes | September - May | Yes |

| Division | Jurisdiction | Purchased Gas Adjustment[4] | Bad Debt Recovery[5] | Expense Trackers[6] |
|---|---|---|---|---|
| Oklahoma Natural Gas | Oklahoma | Yes | Yes | N/A |
| Kansas Gas Service [3] | Kansas | Yes | Yes | Yes |
| Texas Gas Service | Central-Gulf | Yes | Yes | Yes |
| | West-North | Yes | Yes | Yes |
| | Rio Grande Valley | Yes | Yes | Yes |

[1] Effective date of last approved rate case or interim filing.

[2] The rate base, authorized ROE, authorized debt/equity ratio and authorized return on equity presented in this table are those from the most recent approved regulatory filing for Oklahoma Natural Gas and Texas Gas Service.

[3] Kansas Gas Service's most recent rate case, approved in February 2019, settled without a determination of rate base, ROE, authorized debt/equity ratio and authorized return on equity. This reflects Kansas Gas Service's estimate of rate base from that rate case adjusted for approved GSRS filings and ROE embedded in the pre-tax carrying charge utilized in its GSRS filing.

[4] Our purchased gas adjustment mechanisms allow recovery of expenses the Company incurs to purchase, transport, and store natural gas for our customers. These costs are passed on to customers without markup.

[5] We recover the gas cost portion of bad debts through our various purchased gas adjustment mechanisms.

[6] Expense trackers include pension and other postemployment benefits costs for Kansas Gas Service and Texas Gas Service, ad-valorem taxes in Kansas and pipeline integrity testing expenses in Texas.

Our natural gas sales include fixed and variable charges related to the delivery of natural gas and gas costs that are passed through to our customers in accordance with our cost of natural gas regulatory mechanisms. Fixed charges reflect the portion of our natural gas sales attributable to the monthly fixed customer charge component of our rates, which does not fluctuate based on customer usage in each period. Variable charges reflect the portion of our natural gas sales that fluctuate with the volumes delivered and billed and the effects of weather normalization.

For the year ended December 31, 2023, approximately 89 percent, 56 percent, and 70 percent of our revenues from sales customers, excluding the cost of natural gas, were recovered from fixed charges for Oklahoma Natural Gas, Kansas Gas Service, and Texas Gas Service, respectively.

## MARKET CONDITIONS AND SEASONALITY

Supply - We purchased 160 Bcf and 165 Bcf of natural gas supply in 2023 and 2022, respectively. Our natural gas supply portfolio consists of contracts with varying terms from a diverse group of suppliers. We award these contracts through competitive-bidding processes to ensure reliable and competitively priced natural gas supply. We acquire our natural gas supply from natural gas processors, marketers and producers.

An objective of our supply-sourcing strategy is to provide value to our customers through reliable, competitively priced and flexible natural gas supply and transportation from multiple production areas and suppliers. This strategy is designed to mitigate the impact on our supply from physical interruptions, financial difficulties of a single supplier, natural disasters and other unforeseen force majeure events, as well as to ensure that adequate supply is available to meet the variations of customer demand.

We do not anticipate problems with securing natural gas supply to satisfy customer demand; however, if supply shortages were to occur, we have curtailment provisions in our tariffs that allow us to reduce or discontinue natural gas service to large industrial users and to request that residential and commercial customers reduce their natural gas requirements to an amount essential for public health and safety. In addition, during times of critical supply disruptions, curtailments of deliveries to customers with firm contracts may be made in accordance with guidelines established by appropriate federal, state and local regulatory agencies.

Natural gas supply requirements for our sales customers are impacted by weather and economic conditions. Our customers' usage may also change in response to a variety of factors, including:
- the occurrence of a significant disruption in natural gas supplies, either by itself, or accompanied by higher or lower natural gas prices;
- the availability of more energy-efficient construction methods or home improvements such as installation or replacement of insulated doors and windows, additional or energy efficient insulation and installation or replacement of existing appliances with more efficient appliances; and
- fuel switching from natural gas to other energy alternatives.

In each jurisdiction in which we operate, changes in customer usage are considered in the periodic redesign of our rates.

As of December 31, 2023, we had 58.1 Bcf of natural gas storage capacity under contract with remaining terms ranging from one to ten years and maximum allowable daily withdrawal capacity of approximately 1.7 Bcf. This storage capacity allows us to purchase natural gas during the off-peak season and store it for use in the winter periods. This storage is also needed to support the reliability of gas deliveries during peak demands for natural gas. Approximately 32 percent of our winter natural gas supply needs for our sales customers is expected to be supplied from storage.

In managing our natural gas supply portfolios, we partially mitigate price volatility for our customers using a combination of natural gas in storage, fixed-price natural gas contracts, and financial derivatives. We have natural gas financial hedging programs that have been authorized by the OCC, KCC and certain jurisdictions in Texas. We do not utilize financial derivatives for speculative purposes, nor do we have trading operations associated with our business.

Demand - See discussions below under Seasonality, Competition and CNG for factors affecting demand for our services.

Seasonality - Natural gas sales to residential and commercial customers are seasonal, as a substantial portion of their natural gas requirements are for heating. Accordingly, the volume of natural gas sales is normally higher during the months of November through March than in other months of the year. The impact on our natural gas sales resulting from weather temperatures that are above or below normal is offset partially through our WNA mechanisms. See the tables above under Regulatory Overview for additional information.

Competition - We encounter competition based on customers' preference for natural gas, compared with other energy alternatives and their comparative prices. We compete primarily to supply energy for space and water heating, cooking and clothes drying. Significant energy usage competition occurs between natural gas and electricity in the residential and small commercial markets. Customers and builders typically make the decision on the type of equipment, and therefore the energy source, at initial installation, generally locking in the chosen energy source for the life of the equipment. Changes in the competitive position of natural gas relative to electricity and other energy alternatives have the potential to cause a decline in consumption of natural gas or in the number of natural gas customers.

We are subject to competition from other pipelines for our large industrial and commercial customers. Under our transportation tariffs, qualifying industrial and commercial customers are able to purchase their natural gas supply from the provider of their choice and contract with us to transport it for a fee. A portion of the transportation services that we provide are at negotiated rates that are below the maximum approved transportation tariff rates. Reduced-rate transportation service may be negotiated when a competitive pipeline is in close proximity or another viable energy option is available to the customer. In Texas, we are also subject to competition from other local distribution companies.

CNG - In meeting demand for CNG for motor vehicle transportation, particularly from fleet operators who value its lower greenhouse gas emissions and operating fuel costs relative to gasoline- or diesel-powered vehicles, we supply natural gas to CNG fueling stations. We deploy capital to connect our system to CNG stations built and operated by third parties. As of December 31, 2023, we supply 152 fueling stations, 37 of which we operate in conjunction with our own fleets. Of the 115 remaining stations, 69 are retail and 46 are private stations. We transported approximately 2.8 million Dth to CNG stations each year in 2023 and 2022.

Alternative Fuels – RNG and hydrogen technologies offer potential opportunities to secure new gas supply sources that could be transported through our pipelines. Our evaluation of these technologies and opportunities includes: (1) establishing interconnection guidelines for delivery of alternative fuels to our system, (2) working directly with developers and end-use customers to identify potential alternative fuel supply projects, (3) analyzing pipeline system integrity and gas supply implications, including sourcing opportunities, related to hydrogen use in our system, (4) partnering with industry groups to identify opportunities for hydrogen blending and utilization, and (5) evaluating the opportunity to reduce greenhouse gas emissions through the use of alternative fuels. See additional information regarding RNG in the "Regulatory Activities" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

## ENVIRONMENTAL AND SAFETY MATTERS

See Note 15 of the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations in this Annual Report for information regarding environmental and safety matters.

## HUMAN CAPITAL

We intentionally foster an inclusive work culture, where a broad range of viewpoints are welcome, to develop an engaged and high-performing workforce and an environment where top talent wants to work.

Employment - We employed approximately 3,900 people at February 1, 2024, including approximately 700 people at Kansas Gas Service who are subject to collective bargaining agreements. The following table sets forth our contracts with collective bargaining units at February 1, 2024:

| Union | Approximate Employees | Contract Expires |
|---|---|---|
| The United Steelworkers | 400 | May 31, 2025 |
| International Brotherhood of Electrical Workers | 300 | June 30, 2024 |

We recognize that employees are a key stakeholder group for the success of our business. Therefore, we perform an annual survey to monitor and assess employee engagement.

Workplace Health and Safety - Safety is our number one core value. We are committed to pursuing a zero-incident safety culture, which can reduce risk, enhance productivity and build a strong reputation in the communities in which we operate. Our success is reliant on training and development, performance management and shared responsibility that focuses on engagement and ensures our employees know what is expected to keep themselves, their co-workers, our customers and communities safe. To reinforce our commitment to the safety and well-being of our co-workers, customers and communities, our short-term incentive compensation program includes four operational measures, ER, DART, PVIR and ERT. These measures focus on the importance of personal injury prevention, reducing the severity of injuries, safe driving, and public safety. The following table sets forth our performance for the periods indicated:

| | Years Ended December 31, | | |
|---|---|---|---|
| *Operational measure* | **2023** | **2022** | **2021** |
| ER | **3,076** | — | — |
| TRIR | — | 1.37 | 0.96 |
| DART | **0.16** | 0.22 | 0.22 |
| PVIR | **1.82** | 1.84 | 2.10 |
| ERT | **64.8%** | 62.7% | 62.7% |

DART and PVIR are personal safety metrics tracked by the American Gas Association. We regularly rank in the top quartile for similar-sized LDCs for these metrics.

We are committed to a supportive culture of physical, financial, emotional and social wellness for employees. We provide health and wellness programs to support and inspire our employees to make healthy personal and professional lifestyle choices.

Inclusion and Diversity - Our core values include inclusion and diversity, and we believe in creating opportunities to recognize the value and voice of every employee. As part of our commitment, we have and continue to consider inclusion and diversity implications in our recruiting process, Company training, and Company performance monitoring. For example, we monitor our workforce diversity statistics across roles and seniority levels. Additionally, we make available conscious inclusion training to all employees.

We have an Inclusion and Diversity Council, which is chaired by our Chief Executive Officer, and includes six employees serving as permanent members, and 14 employees serving as rotating members with three-year terms. The Inclusion and Diversity Council provides governance and guidance for implementing our strategy and sharing our vision of an inclusive and diverse workforce. In addition, we have employee-led resource groups to provide community and support to our employees based on shared characteristics, interests or experiences.

## INFORMATION ABOUT OUR EXECUTIVE OFFICERS

All executive officers are elected annually by our Board of Directors and each serves until such person resigns, is removed or is otherwise disqualified to serve or until such officer's successor is duly elected. Our executive officers listed below include the officers who have been designated by our Board of Directors as our Section 16 officers.

| Name | Age* | | Business Experience in Past Five Years |
|---|---|---|---|
| **Robert S. McAnnally** | 60 | 2021 to present | President, Chief Executive Officer and Director |
| | | 2020 to 2021 | Senior Vice President and Chief Operating Officer |
| | | 2015 to 2020 | Senior Vice President, Operations |
| **Christopher P. Sighinolfi** | 40 | 2024 to present | Senior Vice President and Chief Financial Officer |
| | | 2022 to 2024 | Vice President, Corporate Development and Investor Relations |
| | | 2021 to 2022 | Vice President, Corporate Development |
| | | 2016 to 2021 | Managing Director, Jefferies Financial Group, Inc. |
| **Joseph L. McCormick** | 64 | 2014 to present | Senior Vice President, General Counsel and Assistant Secretary |
| **Curtis L. Dinan** | 56 | 2021 to present | Senior Vice President and Chief Operating Officer |
| | | 2020 to 2021 | Senior Vice President and Chief Commercial Officer |
| | | 2019 to 2020 | Senior Vice President, Commercial |
| | | 2018 to 2019 | Senior Vice President and Chief Financial Officer |
| **Mark A. Bender** | 59 | 2015 to present | Senior Vice President, Administration and Chief Information Officer |
| **W. Kent Shortridge** | 57 | 2022 to present | Senior Vice President, Operations and Customer Service |
| | | 2018 to 2022 | Managing Vice President, Operations |
| **Brian F. Brumfield** | 56 | 2022 to present | Vice President, Chief Accounting Officer and Controller |
| | | 2017 to 2022 | Controller, Tucson Electric Power/UNS Energy |
| **Angela E. Kouplen** | 49 | 2023 to present | Senior Vice President and Chief Human Resources Officer |
| | | 2022 to 2023 | Vice President of Administration and Chief Information Officer, the University of Tulsa |
| | | 2021 to 2022 | Vice President and Chief Information Officer, the University of Tulsa |
| | | 2016 to 2021 | Senior Vice President of Administration and Chief Information Officer, WPX Energy |

* As of January 1, 2024

No family relationship exists between any of the executive officers, nor is there any arrangement or understanding between any executive officer and any other person pursuant to which the officer was selected.

## ITEM 1A.        RISK FACTORS

Our investors should consider the following risks that could affect us and our business. Although we believe we have discussed the key factors, our investors need to be aware that other risks may prove to be important in the future. New risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Investors should carefully consider the following discussion of risks and the other information included or incorporated by reference in this Annual Report, including Forward-Looking Statements, which are included in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.

### OPERATIONAL RISKS

***Our business is subject to operational hazards and unforeseen interruptions that could materially and adversely affect our business and for which we may not be insured adequately.***

We are subject to all the risks and hazards typically associated with the natural gas distribution business that could affect the public safety as well as the reliability of our distribution system. Operating risks include, but are not limited to, leaks, accidents, pipeline ruptures and the breakdown or failure of equipment or processes. Other operational hazards and unforeseen interruptions include adverse weather conditions, accidents, explosions, fires, the collision of equipment or vehicles with our pipeline facilities and catastrophic events, such as severe weather events, hurricanes, thunderstorms, tornadoes, sustained extreme temperatures, earthquakes, floods, acts of terrorism, pandemics and other health crises, or other similar events beyond our control. Climate change could cause these catastrophic events to become more severe or more frequent. It is also possible that our facilities, or those of our counterparties or service providers, could be direct targets or indirect casualties of an act of terrorism, including cyber-attacks. These issues could result in legal liability, repair and remediation costs, increased operating costs, significantly increased capital expenditures, regulatory fines and penalties and other costs and a loss of customer confidence.

Our general liability, cyber, and property insurance policies for many of these hazards and risks are subject to certain limits, deductibles, and policy exclusions. The insurance proceeds received for any loss of, or any damage to, any of our systems or facilities or to third parties may not be sufficient to restore the total loss or damage. Further, the proceeds of any such insurance may not be received in a timely manner. The occurrence of any of the foregoing could have a material adverse effect on our financial condition, results of operations and cash flows.

***We may be unable to attract and retain management and professional and technical employees, or we may experience workforce disruptions due to strikes or work stoppages by our unionized employees, which could adversely impact our operations, earnings, and cash flows.***

Our ability to implement our business strategy, satisfy our regulatory requirements, and serve our customers is dependent upon our ability to continue to recruit and employ a skilled, agile, diverse, and engaged workforce consisting of talented and experienced managers, professional and technical employees. The competition for talent has become increasingly intense and we may experience increased employee turnover due to a tight labor market. If we are unable to recruit and retain an appropriately qualified workforce, we could encounter operating challenges primarily due to a loss of institutional knowledge and expertise, errors due to inexperience, or the lengthy time period typically required to adequately train replacement personnel. In addition, higher costs could result from loss of productivity, increased safety compliance issues, or cost of contract labor. Additionally, approximately 18 percent of our employees are represented by collective-bargaining units under collective-bargaining agreements. Disputes over the agreements or failure to timely and effectively renegotiate new agreements upon their expiration could have a negative effect on our business, financial condition and results of operations or result in a work stoppage. Any future work stoppage could, depending on the breadth and the length of the work stoppage, have a material adverse effect on our financial condition, results of operations and cash flows.

***The availability of adequate natural gas pipeline transportation and storage capacity and natural gas supply may decrease and impair our ability to meet customers' natural gas requirements and our financial condition may be adversely affected.***

In order to meet customers' natural gas demands, we rely on and must obtain sufficient natural gas supplies, pipeline transportation and storage capacity from third parties. If we are unable to obtain these, our ability to meet our customers' natural gas requirements could be impaired. If a substantial disruption to or reduction in natural gas supply, pipeline capacity or storage capacity occurred due to operational failures or disruptions, legislative or regulatory actions, hurricanes, tornadoes, floods, earthquakes, extreme cold weather, acts of terrorism, or cyber-attacks or acts of war, our operations or financial results could be adversely affected.

***Our business increasingly relies on technology, the failure of which may adversely affect our financial results and cash flows.***

Due to technological advances, we have become more reliant on technology to effectively operate our business. We use computer programs and applications to help run our business, including an enterprise resource planning system that integrates data and reporting activities across our Company. Additionally, certain portions of our IT systems and infrastructure are provided or maintained by third-party vendors. The failure of these or other similarly important technologies, the lack of alternative technologies, or our inability to have these technologies supported, updated, expanded, or integrated into other technologies, could hinder our operations, and adversely impact our financial condition and results of operations.

***The occurrence of cyber breaches or physical security attacks on our business, or those of third parties, may disrupt or adversely affect our operations or result in the loss or misuse of confidential and proprietary information.***

Any cyber breaches or physical security attacks, or threats of such attacks, that affect our IT systems, distribution facilities, customers, suppliers and third-party service providers or any financial data could disrupt normal business operations, expose sensitive information, and/or lead to physical damages that may have a material adverse effect on our business. A severe attack or security breach could adversely affect our business reputation, diminish customer confidence, disrupt operations, subject us to financial liability or increased regulation, increase our costs and expose us to material legal claims and liability which may not be fully covered by insurance, and our business, financial condition, results of operations and cash flows could be adversely affected. As cyber or physical security attacks become more frequent and sophisticated, we could be required to incur increased costs to strengthen our systems or to obtain additional insurance coverage against potential losses. Federal and state regulatory agencies, such as DHS and TSA, are increasingly focused on risks related to physical security and cybersecurity in general and have promulgated more stringent security regulations specifically for certain federal contractors and critical infrastructure sectors, including natural gas distribution. Any failure to comply with such government regulations may have a material adverse effect on our results of operations and financial condition.

***We are subject to various risks associated with climate change which could increase our operating costs or restrict our opportunities in new or existing markets, adversely affecting our financial results, growth, cash flows and results of operations.***

Climate change may increase the likelihood of extreme weather in our service territory, and our customers' energy use could increase or decrease depending on the duration and magnitude of any changes. A decrease in energy use due to weather changes may affect our financial condition through decreased revenues and cash flows which are not adequately offset by our WNA mechanisms. Extreme weather conditions in general require increased system resiliency, adding to costs, and can contribute to increased system stresses, including service interruptions. Weather conditions outside of our operating territory could also have an impact on our revenues and cash flows by affecting natural gas prices and the availability of our leased transportation and storage capacity. Weather impacts our operations primarily through severe weather events, including hurricanes, thunderstorms, tornadoes, sustained extreme temperatures, snow and ice storms, earthquakes, floods, or other similar events beyond our control. To the extent the frequency of extreme weather events increases, our costs of providing service and our working capital requirements could increase.

**REGULATORY AND LEGISLATIVE RISKS**

*We are subject to federal, state, and local regulation of the safety of our systems and operations, including pipeline safety, system integrity, and the safety of our employees and facilities that may require significant expenditures or, in the case of noncompliance, substantial fines or penalties.*

We are subject to regulation under federal pipeline safety statutes promulgated by PHMSA, DOT, OSHA, and any analogous state regulations. These include safety requirements for the design, construction, operation, and maintenance of pipelines, including transmission and distribution pipelines. Additionally, the workplaces associated with our facilities are subject to the requirements of DOT and OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. Compliance with existing or new laws and regulations may result in increased capital, operating and other costs which may not be recoverable in rates from our customers or may impact materially our competitive position relative to other energy providers. The failure to comply with these laws, regulations and other requirements, or an accident or injury to employees could expose us to civil or criminal liability, enforcement actions, fines, penalties, or injunctive measures that may not be recoverable through our rates and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation.

*We are subject to federal, state, and local laws, rules and regulations that could impact our ability to earn a reasonable rate of return on our invested capital and to fully recover our invested capital, operating costs, and natural gas costs.*

We are subject to regulatory oversight from various federal, state, and local regulatory authorities, including the OCC, KCC, RRC and various municipalities in Texas. Regulatory actions from these authorities relate to allowed rates of return, rate design and construct, and purchased gas and operating cost recovery. Therefore, our returns are continuously monitored and are subject to challenge for their reasonableness by regulatory authorities or third-party intervenors. Our ability to obtain timely future rate increases depends on regulatory discretion and therefore, there can be no assurance that we will be able to obtain rate increases, fully recover our costs or that our authorized rates of return will continue at the current levels, which could adversely impact our results of operations, financial condition, and cash flows.

In the normal course of business, assets are placed in service before regulatory action is taken, such as filing a rate case or seeking interim recovery under a capital tracking mechanism that could result in an adjustment of our returns. Once we make a regulatory filing, regulatory bodies have the authority to suspend implementation of the new rates while evaluating the filing. Because of this process, we may suffer the negative financial effects of having placed assets in service that do not initially earn our authorized rate of return or may not be allowed recovery on such expenditures at all.

*We are subject to environmental regulations and legislation, including those intended to address climate change, which could increase our operating costs, adversely affecting our financial results, growth, cash flows and results of operations.*

We are subject to laws, regulations and other legal requirements enacted or adopted by federal, state and local governmental authorities, including the EPA and any analogous state agencies, relating to protection of the environment, including those that govern discharges of substances into the air and water, the management and disposal of hazardous substances and waste, the clean-up of contaminated sites, groundwater quality and availability, plant and wildlife protection, as well as work practices related to employee health and safety. Environmental legislation also requires that our facilities, sites, and other properties associated with our operations be operated, maintained, abandoned, and reclaimed to the satisfaction of applicable regulatory authorities. The failure to comply with any laws, regulations, permits and other requirements, or the discovery of presently unknown environmental conditions, could expose us to civil or criminal liability, enforcement actions and regulatory fines and penalties and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

International, federal, regional and/or state legislative and/or regulatory initiatives may attempt to regulate greenhouse gas emissions, including carbon dioxide and methane, as a response to the threat of climate change. Various states and municipalities have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on areas such as greenhouse gas cap and trade programs, carbon taxes, reporting and tracking programs, and restrictions on emissions. Such laws or regulations could impose costs tied to carbon emissions, operational requirements or restrictions, or additional charges to fund energy efficiency activities. They could also incentivize alternative energy sources, impose costs or restrictions on end users of natural gas, or result in other costs or requirements, such as costs associated with the adoption of new infrastructure and technology to respond to new mandates.

***We are subject to federal, state, and local laws, rules and regulations that could affect our operations and financial results.***

Our business and operations are subject to regulation by a number of federal agencies, including FERC, CFTC, IRS and various state agencies in Oklahoma, Kansas, and Texas, and we are subject to numerous other federal and state laws and regulations. Future changes to laws, regulations and policies may impair our ability to compete for business or recover costs and could adversely affect our cash flows, restrict our ability to make capital investments and may cause us to increase debt and take other actions to conserve cash. Any compliance failure related to these laws and regulations may result in fines, penalties or injunctive measures affecting our operating assets. The fines or penalties for noncompliance with laws and regulations may not be recoverable through our rates. Our failure to comply with applicable regulations could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

## FINANCIAL, ECONOMIC AND MARKET RISKS

***Unfavorable economic and market conditions could adversely affect our financial condition, earnings, cash flows and limit our future growth.***

Weakening economic activity in our markets and supply chain disruptions could result in a loss of existing customers, fewer new customers, especially in newly constructed homes and other buildings, or a decline in energy consumption, any of which could adversely affect our revenues or restrict our future growth. These conditions may make it more difficult for customers to pay their natural gas bills, leading to slow collections and higher-than-normal levels of accounts receivable, which in turn could increase our financing requirements and bad debt expense. Customers may also experience difficulties paying their natural gas bills in the instance of severe weather events that result in higher usage and higher natural gas prices, reducing our collections and increasing our financing requirements and bad debt expense, which could have a material adverse effect on our business, contracts, financial condition, operating results, cash flow, liquidity, and prospects.

Changes in supply and demand within the natural gas markets, as well as other factors, could cause an increase in the price of natural gas. Market conditions can also lead to short-term price spikes in natural gas prices, such as high demand during periods of extreme cold weather or system constraints at specific delivery locations. An increase in the price of natural gas could cause us to experience a significant increase in short-term or long-term debt because we must pay suppliers for natural gas when purchased.

We cannot predict the timing, severity, or duration of any future economic slowdowns or natural gas market disruptions. Fluctuations and uncertainties in the economy may result in higher interest rates and inflationary pressures on the costs of goods, services, and labor. This could increase our expenses and capital spending and decrease our cash flows if we are not able to recover or recover timely such increased costs from our customers. The foregoing could adversely affect our business, financial condition, results of operations and cash flows.

***Our business activities are concentrated in three states.***

We provide natural gas distribution services to customers in Oklahoma, Kansas, and Texas. Changes in the regional economies, politics, regulations, regulatory decisions by state and local regulatory authorities, and weather patterns of these states could adversely impact our financial condition, results of operations and cash flows.

***The inability to access capital or significant increases in the cost of capital could adversely affect our results of operations, cash flows and financial condition.***

Our ability to obtain adequate and cost-effective financing is dependent upon the liquidity of the financial markets, as well as our financial condition and credit ratings. Our long-term debt is currently rated as "investment grade" by both of our rating agencies. We rely upon access to both the short-term and long-term credit and capital markets to satisfy our liquidity requirements. If adverse credit conditions or a downgrade in our ratings outlook were to cause a significant limitation on our access to the private credit and public capital markets, we could see a reduction in our liquidity. A significant reduction in our liquidity could in turn trigger a negative change in our ratings outlook or a reduction in our credit ratings by one or both of our rating agencies. Such a downgrade could further limit our access to private credit and/or public capital markets and increase our costs of borrowing. Additionally, the inability to access adequate capital or an increase in the cost of capital may require us to conserve cash, prevent or delay us from making capital expenditures, and require us to reduce or eliminate our dividend or other discretionary uses of cash.

***Our financing arrangements subject us to various restrictions that could limit our operating flexibility, earnings, and cash flows.***

The indentures governing our Senior Notes and our ONE Gas Credit Agreement contain customary covenants that restrict our ability to create or permit certain liens, to consolidate or merge, or to convey, transfer or lease substantially all of our properties and assets. Events beyond our control could impair our ability to satisfy these requirements. As long as our indebtedness remains outstanding, these restrictive covenants could impair our ability to expand or pursue our growth strategy.

In addition, the breach of any covenants or any payment obligations in any of these debt agreements will result in an event of default under the applicable debt instrument. If an event of default were to occur, the holders of the defaulted debt may have the ability to cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other debt agreements, including our Senior Notes. Forced repayment of some or all of our indebtedness could require us to incur new debt at a higher cost, which would have an adverse impact on our financial condition, results of operations and cash flows.

***We may pursue acquisitions, divestitures, and other strategic opportunities which, if not successful, may adversely impact our results of operations, cash flows and financial condition.***

As part of our strategic objectives, we may pursue acquisitions to complement or expand our business, as well as divestitures and other strategic opportunities. We may not be able to successfully negotiate, finance or receive regulatory approval for future acquisitions or integrate the acquired businesses with our existing business and services. These efforts may also distract our management and employees from day-to-day operations and require substantial commitments of time and resources. Future acquisitions could result in potentially dilutive issuances of equity securities, a decrease in our liquidity as a result of our using a significant portion of our available cash or borrowing capacity to finance the acquisition, the incurrence of debt, contingent liabilities and amortization expenses and substantial goodwill. The effects of these strategic decisions may have long-term implications that are not likely to be known to us in the short-term. We may be materially and adversely affected if we are unable to successfully integrate businesses that we acquire.

**ITEM 1B.      UNRESOLVED STAFF COMMENTS**

None.

**ITEM 1C.      CYBERSECURITY**

We commit significant resources to protecting and continuing to improve the security of our computer systems, software, networks, and other information or operations technology assets. Our cybersecurity efforts are designed to preserve the confidentiality, integrity, and continued availability of all information owned by, or in the care of, the Company and protect against, among other things, cybersecurity attacks by unauthorized parties attempting to obtain access to confidential information, destroy data, disrupt or degrade service, sabotage systems, or otherwise cause damage.

**Governance**

Our Board of Directors considers cybersecurity risk one of the significant risks to our business. As such, the Board of Directors has retained responsibility for overseeing policies and procedures related to cybersecurity and data privacy matters.  The Board of Directors routinely evaluates our cybersecurity strategy to review its effectiveness. Management provides reports to the Board of Directors at least quarterly regarding cybersecurity and other information and operations technology risks.

The Company established a governance committee to provide governance and oversight of security and compliance related activities for security and IT in support of their effective and efficient management of risks, strategies, and operational imperatives for the Company. The committee is chaired by our Chief Information Officer and the membership includes a cross-functional team of executives from IT/cybersecurity, operations, customer service, commercial, risk and insurance, finance, and the legal department. The committee is structured to cultivate collaboration across the enterprise and to align and prioritize resources with our strategic plan.

**Risk Management and Strategy**

The cybersecurity function is centralized under the Senior Vice President and Chief Information Officer, who has over three decades of experience in information technology. The cybersecurity function is comprised of a dedicated team of professionals who work continuously to monitor risks relating to cybersecurity resilience strategy, policy, standards, architecture, and processes. We identify and address cybersecurity risks by employing a defense-in-depth methodology, consisting of both proactive and reactive elements. This requires a comprehensive program involving advanced monitoring and defense technology along with recurring situational drills that exercise incident response and crisis management plans. We leverage dedicated internal resources, along with strategic external partnerships, to mitigate cybersecurity threats to the Company. In the event a cybersecurity incident occurs, we maintain cybersecurity insurance to provide appropriate resources for both financial and cyber expertise. We have partnerships for penetration testing, incident response, and various third-party assessments. We deploy both commercially available solutions and proprietary systems to actively manage threats to our technology environment.

**Oversight**

Our cybersecurity oversight includes our internal control environment, cybersecurity standards, benchmarks, and internal governance committees. Annually, we assess, either internally or by an independent third-party, against multiple cybersecurity maturity models. We also leverage other industry standards and benchmarks, such as National Institute of Standards and Technology (NIST) standards, and Cybersecurity and Infrastructure Security Agency (CISA) best practices to inform our oversight strategy. The governance committee functions to ensure adherence and accountability to these standards and deploy appropriate resources to keep pace with the shifting cybersecurity threat landscape.

We have policies and procedures to oversee and manage the cybersecurity risks associated with both internal or external threats including the regular review of security reports, relevant cyber attestations, and other independent cyber ratings. These practices include technical controls and processes, as well as contractual mechanisms to mitigate risk. Additionally, we utilize cyber ratings, prepared by reputable external agencies which provide an independent ranking of our cybersecurity maturity and coverage, to assess our cyber proficiency on a standalone basis and comparatively against peers and other companies reviewed annually by the Board of Directors. We have also implemented certain third-party risk management processes to vet, select, and monitor suppliers.

Furthermore, we have established an organizational unit within the legal and compliance department that provides independent compliance testing and review for our regulatory obligations, industry standards, and policies and procedures. It supports the IT and cybersecurity department by conducting formal assessments of compliance measures, consulting on control development and enhancement, and facilitating third-party assessments.

**Response**

In addition to the safeguards in place to minimize the likelihood and impact of a cyber incident, the Company has established response procedures to address in the event they may occur. These response procedures are designed to identify, analyze, contain, and remediate such cyber incidents in a timely, consistent, and compliant manner. Annually, the Company completes incident response, disaster response, and crisis management plan exercises to validate our current readiness. These exercises are intended to test our cybersecurity response plans and resources through simulated cybersecurity incidents, and may include engagement of outside cybersecurity legal counsel, other third-party partners, executive management, and our Board of Directors.

**Education**

The Company seeks to ensure every employee understands their role in keeping ONE Gas safe from cyber incidents. As part of this commitment, we require our employees to complete recurring cybersecurity awareness training that provides immediate feedback and, if necessary, additional training or remedial action to employees.

**Experience**

We have experienced no material cybersecurity breaches. As such, we have not spent any material amount of capital on addressing impacts during this time, nor have we incurred any material breach expenses from penalties and settlements. We maintain cybersecurity insurance coverage that we believe is appropriate for the size and complexity of our business.

**ITEM 2.          PROPERTIES**

The following table sets forth the approximate miles of distribution mains and transmission pipelines we own as of December 31, 2023:

| Properties (miles) | OK | KS | TX | Total |
|---|---|---|---|---|
| Distribution | 19,600 | 11,800 | 11,100 | 42,500 |
| Transmission | 500 | 1,500 | 300 | 2,300 |
| Total properties | 20,100 | 13,300 | 11,400 | 44,800 |

We lease approximately 300 thousand square feet of office space and other facilities for our operations. In addition, we have 58.1 Bcf of natural gas storage capacity under contract, with maximum allowable daily withdrawal capacity of approximately 1.7 Bcf.

**ITEM 3.          LEGAL PROCEEDINGS**

See Note 15 of the Notes to Consolidated Financial Statements in this Annual Report for information regarding legal proceedings.

**ITEM 4.          MINE SAFETY DISCLOSURES**

Not applicable.

## PART II.

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### MARKET HOLDERS AND DIVIDENDS

Our common stock is listed on the NYSE under the trading symbol "OGS."

At February 16, 2024, there were 8,969 registered shareholders of our common stock.

In January 2024, we declared a dividend of $0.66 per share ($2.64 per share on an annualized basis) for shareholders of record on February 23, 2024, payable on March 8, 2024.

### Performance Graph

The following performance graph compares the performance of our common stock with the S&P MidCap 400 Utilities Index, the S&P MidCap 400 Index, the Dow Jones Industrial Average and a ONE Gas peer group during the period beginning December 31, 2018 and ending on December 31, 2023. This graph assumes a $100 investment in our common stock and in each of the indices at the beginning of the period and a reinvestment of dividends paid on such investments throughout the period.


Value of $100 Investment Assuming Reinvestment of Dividends at December 31,2018 Through December 31, 2023, among ONE Gas, Inc., the S&P MidCap 400 Utilities Index, the S&P MidCap 400 Index, the Dow Jones Industrial Average and the ONE Gas peer group
$200
$175
$150
$125
$100
$75
Dec-18
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
ONE Gas, Inc.
S&P MidCap 400 Utilities Index
S&P MidCap 400 Index
Dow Jones Industrial Average
ONE Gas Peer Group

| | Cumulative Total Return As of Each Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2019 | 2020 | 2021 | 2022 | 2023 |
| ONE Gas, Inc. | $ 120.28 | $ 101.36 | $ 105.78 | $ 106.40 | $ 92.79 |
| S&P MidCap 400 Utilities Index | $ 114.33 | $ 98.47 | $ 117.92 | $ 117.74 | $ 102.19 |
| S&P MidCap 400 Index | $ 126.17 | $ 143.39 | $ 178.85 | $ 155.42 | $ 180.90 |
| Dow Jones Industrial Average | $ 125.34 | $ 137.53 | $ 166.34 | $ 154.92 | $ 180.00 |
| ONE Gas Peer Group* | $ 118.15 | $ 104.83 | $ 123.73 | $ 127.65 | $ 123.31 |

* The ONE Gas peer group used in this graph is the same peer group that will be used in determining our level of performance under our 2023 performance units at the end of the three-year performance period and is comprised of the following companies: Alliant Energy Corporation; Atmos Energy Corporation; Avista Corporation; Black Hills Corporation; CenterPoint Energy, Inc.; Chesapeake Utilities Corporation; CMS Energy Corporation; New Jersey Resources Corporation; NiSource Inc.; Northwest Natural Holding Company; NorthWestern Energy Group, Inc.; Southwest Gas Holdings, Inc.; and Spire Inc.

**ITEM 6.**       **[RESERVED]**

**ITEM 7.**       **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the Notes to Consolidated Financial Statements in this Annual Report.

**EXECUTIVE SUMMARY**

We are a 100-percent regulated natural gas distribution company. As such, our regulators determine the rates we are allowed to charge for our service based on the revenue requirements needed to achieve our authorized rates of return. We earn revenues from the delivery of natural gas, but do not earn a profit on the natural gas that we deliver, as those costs are passed through to our customers at cost. The primary components of our revenue requirements are the amount of capital invested in our business, which is also known as rate base, our allowed rate of return on our capital investments and our recoverable operating expenses, including depreciation, interest expense and income taxes. The variable component of our rates is dependent on the consumption of natural gas, which is impacted primarily by the weather and, to a lesser extent, economic activity. While we have WNA mechanisms that adjust customers' bills when actual HDDs differ from normalized HDDs, these mechanisms are in place for only a portion of the year, except in Kansas, and do not offset all fluctuations in usage resulting from weather variability. Accordingly, the weather can have either a positive or negative impact on our financial performance.

Our financial performance is contingent on a number of factors, including: (1) our regulatory construct, including the rates we are allowed to charge for our service, and the authorized rates of return on our investments in rate base; (2) the consumption of natural gas, which impacts the amount of natural gas sales derived from the variable component of our rates; (3) customer growth; (4) our operating performance; and (5) the perceived value of natural gas relative to other energy sources, particularly electricity, which influences our customers' choice of natural gas to provide a portion of their energy needs.

We are subject to regulatory requirements for pipeline integrity, pipeline and cyber security, and environmental compliance. These requirements impact our operating expenses and the level of capital expenditures required for compliance. Historically, our regulators have allowed recovery of these expenditures. However, because integrity and environmental regulations are frequently changing, our capital and operating expenditures to comply are changing as well. Although we believe our regulators will continue to allow recovery of such expenditures in the future, we will continue to make these expenditures with no assurance about if, or over what period, we will be permitted to recover them.

**RECENT DEVELOPMENTS**

Securitization transactions - In March 2023, the TNG Corporation completed the issuance of the Customer Rate Relief (Winter Storm Uri), Taxable Series 2023 Bonds. On March 23, 2023, we received our portion of the net proceeds, which was approximately $197 million. The proceeds were used to repay debt and for general corporate purposes.

In November 2022, KGSS-I issued $336 million of 5.486 percent Securitized Utility Tariff Bonds. KGSS-I used the proceeds from the issuance to purchase the Securitized Utility Tariff Property from Kansas Gas Service, pay for debt issuance costs, and reimburse Kansas Gas Service for upfront securitization costs paid by Kansas Gas Service on behalf of KGSS-I.

In August 2022, Oklahoma Natural Gas received proceeds of approximately $1.3 billion, which represents the amount of the securitization bonds issued by the ODFA, less issuance costs. The receipt of these proceeds represents Oklahoma Natural Gas' recovery of approximately $1.3 billion of authorized extraordinary natural gas purchase costs and other operational costs incurred during Winter Storm Uri, as well as carrying costs.

Long-Term Debt transactions - In December 2023, we issued $300 million of 5.10 percent senior notes due April 2029. The proceeds from the issuance were used to repay amounts outstanding under our commercial paper program and for general corporate purposes.

In August 2022, we issued $300 million of 4.25 percent senior notes due September 2032. The proceeds from the issuance were used to repay amounts outstanding under our commercial paper program and for general corporate purposes.

In August 2022, we called $750 million of the $1.0 billion of 0.85 percent senior notes due March 2023, $150 million of the $700 million of 1.10 percent senior notes due March 2024 and the remaining $400 million of outstanding floating-rate senior notes due March 2023, using the proceeds received from the securitization transaction for Oklahoma Natural Gas. In November 2022, we called the remaining $250 million of the $1.0 billion of 0.85 percent senior notes due March 2023 and $77 million of the $700 million of 1.10 percent senior notes due March 2024, using the proceeds from the securitization transaction for Kansas Gas Service.

See "Regulatory Activities," "Liquidity and Capital Resources," and Notes 1 and 3 of the Notes to Consolidated Financial Statements in this Annual Report for additional discussion of the securitization transactions.

Equity issuances - On December 28, 2023, we settled under forward contracts 1,032,403 shares (289,403 from forwards related to an at-the-market equity distribution agreement and 743,000 from forwards related to underwriting agreements) of our common stock for net proceeds of $79.0 million, or $76.52 per share.

In December 2023, we amended the forward sale agreement we entered into in March 2023 to extend the maturity date of 657,000 shares to December 31, 2024 from December 29, 2023. The amended forward sale agreement provides for settlement on a date, or dates, to be specified at our discretion, but which will occur no later than December 31, 2024, for 1,257,000 shares of common stock.

In September 2023, we entered into an underwriting agreement and two forward sale agreements for 1.2 million and 180,000 shares of our common stock, respectively. The forward sale agreements provide for settlement on a date, or dates, to be specified at our discretion, but which will occur no later than December 31, 2024.

In June 2023, we executed forward sale agreements under our current at-the-market equity program for 926,465 shares of our common stock.

In March 2023, we entered into an underwriting agreement and a forward sale agreement for 2.0 million shares of our common stock. The forward sale agreement provided for settlement on a date, or dates, to be specified at our discretion, but which will occur no later than December 29, 2023, for 1.4 million shares of common stock and by December 31, 2024, for the remaining balance.

In February 2023, we entered into an at-the-market equity distribution agreement under which we may issue and sell shares of our common stock with an aggregate offering price up to $300 million. This at-the-market equity program replaced our previous at-the-market equity program, which began in February 2020, and expired in February 2023. Sales of common stock are made by means of ordinary brokers' transactions on the NYSE, in block transactions or as otherwise agreed to between us and the sales agent. We are under no obligation to offer and sell common stock under the program. At December 31, 2023, we had $225.5 million of equity available for issuance under the program.

ONE Gas Credit Agreement - In October 2023, we entered into an agreement that increased the capacity of the ONE Gas Credit Agreement to $1.2 billion from $1.0 billion.

In March 2023, we entered into an extension agreement related to the ONE Gas Credit Agreement that extended the maturity date to March 16, 2028, from March 16, 2027.

Other than the increased commitments and term extension, all other terms and conditions of the ONE Gas Credit Agreement remain in full force and effect.

Commercial paper program - In November 2023, we increased the capacity of our commercial paper program to $1.2 billion from $1.0 billion. Other than the increased capacity, all other terms and conditions of the commercial paper program remain in full force and effect.

Dividend **-** In January 2024, we declared a dividend of $0.66 per share ($2.64 per share on an annualized basis) for shareholders of record as of February 23, 2024, payable on March 8, 2024.

**REGULATORY ACTIVITIES**

Oklahoma - As required by our tariff, PBRC filings are made annually on or before March 15 until the next general rate case, which is required to be filed on or before June 30, 2027. In March 2023, Oklahoma Natural Gas filed its required PBRC application for the year ended December 2022. The filed request included a $27.6 million base rate revenue increase, $2.5 million energy efficiency incentive, and $11.9 million of estimated EDIT to be credited to customers in 2024. On June 13, 2023, a settlement in the case was filed with a proposed revenue increase of $26.3 million, a $2.5 million energy efficiency incentive, and a $12.6 million EDIT credit. Pursuant to its tariff, Oklahoma Natural Gas placed new rates into effect on June 29, 2023. In July 2023, the OCC issued an order approving the settlement.

In December 2022, Oklahoma Natural Gas filed a request for an RNG Pilot Program and Voluntary Tariff pursuant to the requirement in the rate case order approved in 2021. The tariff will allow all residential, small commercial and industrial sales customers to voluntarily purchase the environmental attributes of RNG up to the equivalent of 10 Dth per month. In September 2023, responsive testimony was filed by the Public Utility Division of the OCC and the Attorney General's office supporting Oklahoma Natural Gas' request. On October 6, 2023, a unanimous settlement recommending approval of the tariff was filed. On October 19, 2023, a hearing before an administrative law judge was held. At the conclusion of the hearing, the administrative law judge recommended approval of the tariff. On November 21, 2023 the OCC issued an order approving the RNG Pilot Program and Voluntary tariff and customer enrollment began on December 1, 2023. Approximately $2.4 million of RNG credits were purchased in December to support the program. Assessment of the tariff and pilot program will be made in the rate case required to be filed on or before June 30, 2027.

Kansas - In August 2023, Kansas Gas Service submitted an application to the KCC requesting an increase of approximately $8.0 million related to its GSRS. The KCC issued an order in November 2023 authorizing the increase, and the new surcharge became effective on December 1, 2023.

Texas - Pursuant to securitization legislation enacted in Texas as a result of Winter Storm Uri and a June 2021 RRC Notice to Gas Utilities, Texas Gas Service submitted an application to the RRC in July 2021 for an order authorizing the amount of extraordinary costs for recovery and other such specifications necessary for the issuance of securitized bonds.

In February 2022, the RRC issued a single financing order for Texas Gas Service and other natural gas utilities in Texas participating in the securitization process, which included a determination that the approved costs will be collected from customers over a period of not more than 30 years. The TPFA formed the TNG Corporation, a new independent public authority, to issue the securitized bonds.

In March 2023, the TNG Corporation completed the issuance of the Customer Rate Relief (Winter Storm Uri), Taxable Series 2023 Bonds and we received our portion of the net proceeds, which was approximately $197 million. The proceeds were used to repay certain indebtedness and for general corporate purposes. Interest costs that exceeded the amount securitized have been deferred and will be addressed in the next general rate proceeding in each applicable jurisdiction in Texas. In October 2023, Texas Gas Service began acting as a collection agent, with responsibility for collecting the securitization charges from customers that are then submitted to the TNG Corporation to repay the securitization bonds.

*Central-Gulf Service Area* - In February 2024, Texas Gas Service made GRIP filings for all customers in the Central-Gulf service area, requesting a $12.3 million increase to be effective in June 2024.

In February 2023, Texas Gas Service made GRIP filings for all customers in the Central-Gulf service area, requesting an $11.5 million increase to be effective in June 2023. All municipalities, and the RRC, approved the increase or allowed it to take effect with no action, in June 2023.

*West-North Service Area* - In March 2023, Texas Gas Service made GRIP filings for all customers in the West-North service area, requesting a $7.4 million increase to be effective in July 2023. In June 2023, El Paso, Socorro and Anthony denied the requested increase. Texas Gas Service appealed the municipalities' actions to the RRC. All other municipalities, and the RRC, approved an increase of $7.3 million or allowed it to take effect with no action. Texas Gas Service implemented the new rates in June 2023, subject to adjustment depending upon the outcome of the appeal. In August 2023, the RRC granted the appeal and approved the increase.

In June 2022, Texas Gas Service filed a rate case seeking to consolidate its West Texas, North Texas and Borger/Skellytown service areas into a single West-North service area and requesting a rate increase of $13.0 million. In January 2023, the RRC approved the consolidation and a rate increase of $8.8 million premised on a return on equity of 9.6 percent and a common equity ratio of 59.74 percent equity. The new rates were implemented in February 2023.

*Rio Grande Valley Service Area* - In June 2023, Texas Gas Service filed a rate case for all customers in the Rio Grande Valley service area, requesting a $9.8 million increase. In November 2023, the parties filed a signed settlement agreement that included a 9.7 percent ROE and an overall revenue increase of $5.9 million. In January 2024, the administrative law judge issued a proposal for decision recommending approval of the settlement. On January 30, 2024, the RRC approved the administrative law judge's decision and the new rates went into effect.

## FINANCIAL RESULTS AND OPERATING INFORMATION

We operate in one reportable business segment: regulated public utilities that deliver natural gas to residential, commercial and transportation customers. We evaluate our financial performance principally on net income.

**Selected Financial Results -** Net income was $231.2 million, or $4.14 per diluted share, $221.7 million, or $4.08 per diluted share, and $206.4 million, or $3.85 per diluted share, for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table sets forth certain selected financial results for our operations for the periods indicated:

| | Years Ended December 31, | | | Variances 2023 vs. 2022 | | Variances 2022 vs. 2021 | |
|---|---|---|---|---|---|---|---|
| **Financial Results** | **2023** | **2022** | **2021** | **Increase (Decrease)** | | **Increase (Decrease)** | |
| | *(Millions of dollars, except percentages)* | | | | | | |
| Natural gas sales | **$ 2,154.0** | $ 2,412.9 | $ 1,661.7 | **$ (258.9)** | **(11)%** | $ 751.2 | 45 % |
| Transportation revenues | **133.6** | 126.5 | 119.0 | **7.1** | **6 %** | 7.5 | 6 % |
| Securitization customer charges | **48.7** | 5.8 | — | **42.9** | **740 %** | 5.8 | 100 % |
| Other revenues | **35.7** | 32.8 | 27.9 | **2.9** | **9 %** | 4.9 | 18 % |
| Total revenues | **2,372.0** | 2,578.0 | 1,808.6 | **(206.0)** | **(8)%** | 769.4 | 43 % |
| Cost of natural gas | **1,134.5** | 1,459.1 | 775.0 | **(324.6)** | **(22)%** | 684.1 | 88 % |
| Operating costs | **580.1** | 540.4 | 516.1 | **39.7** | **7 %** | 24.3 | 5 % |
| Depreciation and amortization | **279.8** | 228.5 | 207.2 | **51.3** | **22 %** | 21.3 | 10 % |
| Operating income | **$ 377.6** | $ 350.0 | $ 310.3 | **$ 27.6** | **8 %** | $ 39.7 | 13 % |
| Net Income | **$ 231.2** | **221.7** | 206.4 | **$ 9.5** | **4 %** | $ 15.3 | 7 % |
| Capital expenditures and asset removal costs | **$ 728.7** | $ 656.5 | $ 544.3 | **$ 72.2** | **11 %** | $ 112.2 | 21 % |

Natural gas sales to customers represent revenue from contracts with customers through implied contracts established by our tariffs and rates approved by regulatory authorities, as well as revenues from regulatory mechanisms related to natural gas sales. Additionally, natural gas sales include recovery of the cost of natural gas.

Our natural gas sales include fixed and variable charges related to the delivery of natural gas and gas costs that are passed through to our customers in accordance with our cost of natural gas regulatory mechanisms. Fixed charges reflect the portion of our natural gas sales attributable to the monthly fixed customer charge component of our rates, which does not fluctuate based on customer usage in each period. Variable charges reflect the portion of our natural gas sales that fluctuate with the volumes delivered and billed and the effects of weather normalization.

Transportation revenues represent revenue from contracts with customers through implied contracts established by our tariffs and rates approved by regulatory authorities, as well as tariff-based negotiated contracts.

Securitization customer charges represent revenue from contracts with customers through implied contracts established by the financing order approved by the KCC, related to the securitization of extraordinary costs incurred during Winter Storm Uri in the state of Kansas. See Note 17 of the Notes to Consolidated Financial Statements in this Quarterly Report for additional discussion of the securitization transaction in Kansas.

Other revenues include primarily miscellaneous service charges, which represent implied contracts with customers established by our tariffs and rates approved by regulatory authorities and other revenues from regulatory mechanisms.

Our average cost of gas rate decreased to $7.08 per Mcf for the year ended December 31, 2023, compared to $8.22 per Mcf in the prior year. Cost of natural gas includes commodity purchases, fuel, storage, transportation, hedging costs and settlement proceeds for natural gas price volatility mitigation programs approved by our regulators and other gas purchase costs recovered through our cost of natural gas regulatory mechanisms and does not include an allocation of general operating costs or depreciation and amortization. These regulatory mechanisms provide a method of recovering natural gas costs on an ongoing basis without a profit. Therefore, although our revenues will fluctuate with the cost of natural gas that we pass-through to our customers, operating income is not affected by fluctuations in the cost of natural gas.

2023 vs. 2022 - Operating income increased $27.6 million due primarily to the following:
- an increase of $61.6 million from new rates;
- an increase of $6.3 million in residential sales due primarily to net customer growth; and
- an increase of $4.9 million in ad valorem recoveries.

These increases were offset partially by:
- an increase of $26.5 million in employee-related costs; and
- an increase of $19.3 million in depreciation expense due to additional capital expenditures being placed in service.

Revenues for the year ended December 31, 2023, include an increase of $42.9 million associated with KGSS-I, which is offset by an increase of $27.1 million in amortization and operating expense and $15.7 million in net interest expense.

Other Factors Affecting Net Income - Other factors that affect net income for the year ended December 31, 2023, compared with 2022, include an increase of $13.7 million in other income, net, and an increase of $37.8 million in interest expense. The increase in other income, net, is due primarily to a $12.0 million increase in the market value of investments associated with our nonqualified employee benefit plans. The increase in interest expense is due primarily to interest on our commercial paper, the issuance of $300 million of 4.250 percent senior notes in August 2022 and $336 million of 5.486 percent Securitized Utility Tariff Bonds in November 2022, compared with the same period last year.

EDIT - The return of EDIT to our customers is not expected to have a material impact on earnings, as any reduction or credit in rates is offset by a reduction in income tax expense. During the years ended December 31, 2023 and 2022, we credited income tax expense $22.4 million and $18.0 million, respectively, for the amortization of the regulatory liability associated with EDIT that was returned to customers.

Capital Expenditures and Asset Removal Costs - Our capital expenditures program includes expenditures for pipeline integrity, extending service to new areas, increasing system capabilities, pipeline replacements, automated meter reading, government-mandated pipeline relocations, fleet, facilities, IT assets, and cybersecurity. It is our practice to maintain and upgrade our infrastructure, facilities and systems to ensure safe, reliable, and efficient operations. Asset removal costs include expenditures associated with the replacement or retirement of long-lived assets that result from the construction, development and/or normal use of our assets, primarily our pipeline assets.

Capital expenditures and asset removal costs increased $72.2 million for 2023, compared with 2022, due primarily to expenditures for system integrity and extension of service to new areas. Our capital expenditures and asset removal costs are expected to be approximately $750 million for 2024. While we did not experience a significant impact to our capital expenditure program during the year ended December 31, 2023, our future capital expenditure activity is dependent on a number of factors, including economic conditions and our supply chains for contract labor, materials and supplies.

**Selected Operating Information -** The following tables set forth certain selected operating information for the periods indicated:

| | | Years Ended December 31, | | | | | | | | Variances 2023 vs. 2022 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| (in thousands) | | 2023 | | | | 2022 | | | | Increase (Decrease) | | | |
| **Average Number of Customers** | **OK** | **KS** | **TX** | **Total** | **OK** | **KS** | **TX** | **Total** | **OK** | **KS** | **TX** | **Total** |
| Residential | **836** | **592** | **660** | **2,088** | 831 | 592 | 656 | 2,079 | **5** | **—** | **4** | **9** |
| Commercial and industrial | **77** | **50** | **35** | **162** | 76 | 50 | 35 | 161 | **1** | **—** | **—** | **1** |
| Other | **—** | **—** | **3** | **3** | 1 | — | 3 | 4 | **(1)** | **—** | **—** | **(1)** |
| Transportation | **5** | **6** | **1** | **12** | 5 | 6 | 1 | 12 | **—** | **—** | **—** | **—** |
| Total customers | **918** | **648** | **699** | **2,265** | 913 | 648 | 695 | 2,256 | **5** | **—** | **4** | **9** |

The increase in the average number of customers for 2023, compared with 2022, is due primarily to the connection of new customers resulting from the extension and expansion of our system in our service areas. For 2023, our average customer count includes 23,400 new customer connections compared to 27,100 in 2022.

The following table reflects total volumes delivered, excluding the effects of WNA mechanisms on sales volumes:

| | Years Ended December 31, | | |
|---|---|---|---|
| Volumes *(MMcf)* | 2023 | 2022 | 2021 |
| Natural gas sales | | | |
| Residential | 114,239 | 125,286 | 117,758 |
| Commercial and industrial | 40,630 | 43,184 | 37,615 |
| Other | 1,737 | 2,725 | 2,521 |
| Total sales volumes delivered | 156,606 | 171,195 | 157,894 |
| Transportation | 227,875 | 230,080 | 229,935 |
| Total volumes delivered | 384,481 | 401,275 | 387,829 |

The impact of weather on residential and commercial natural gas sales is mitigated by WNA mechanisms in all jurisdictions.

The following table sets forth the HDDs by state for the periods indicated:

| | Years Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | 2023 vs. 2022 | 2023 | 2022 |
| | | | | | Actual | Actual as a percent of Normal | |
| HDDs | Actual | Normal | Actual | Normal | Variance | | |
| Oklahoma | 3,125 | 3,346 | 3,621 | 3,346 | (14)% | 93 % | 108 % |
| Kansas | 4,117 | 4,721 | 4,779 | 4,722 | (14)% | 87 % | 101 % |
| Texas | 1,558 | 1,705 | 1,950 | 1,764 | (20)% | 91 % | 111 % |

Normal HDDs are established through rate proceedings in each of our jurisdictions for use primarily in weather normalization billing calculations. Normal HDDs disclosed above are based on:

- *Oklahoma* - A 10-year weighted average as of June 30, 2021, as calculated using 11 weather stations across Oklahoma and weighted on average customer count.
- *Kansas* - A 30-year rolling average for years 1988-2017 calculated using three weather stations across Kansas and weighted on HDDs by weather station and customers.
- *Texas* - An average of HDDs authorized in our most recent rate proceeding in each jurisdiction and weighted using a rolling 10-year average of actual natural gas distribution sales volumes by service area.

Actual HDDs are based on the quarter-to-date weighted average of:

- 11 weather stations and customers by month for Oklahoma;
- 3 weather stations and customers by month for Kansas; and
- 9 weather stations and natural gas distribution sales volumes by service area for Texas.

## CONTINGENCIES

We are a party to various litigation matters and claims that have arisen in the normal course of our operations. While the results of litigation and claims cannot be predicted with certainty, we believe the reasonably possible losses from such matters, individually and in the aggregate, are not material. Additionally, we believe the probable outcome of such matters will not have a material adverse effect on our results of operations, financial position or cash flows. See Note 15 of the Notes to Consolidated Financial Statements in this Annual Report for information with respect to legal proceedings.

## LIQUIDITY AND CAPITAL RESOURCES

General - We have relied primarily on operating cash flow and commercial paper for our liquidity and capital resource requirements. We fund operating expenses, working capital requirements, including purchases of natural gas, and capital expenditures primarily with cash from operations and commercial paper.

We believe that the combination of the significant residential component of our customer base, the fixed-charge component of our natural gas sales revenues and our rate mechanisms that we have in place result in a stable cash flow profile and historically has generated stable earnings. Additionally, we have rate mechanisms in place in our jurisdictions that reduce the lag in earning a return on our capital expenditures and provide for recovery of certain changes in our cost of service by allowing for adjustments to rates between rate cases. We anticipate that our cash flow generated from operations and our expected short- and long-term financing arrangements will enable us to maintain our current and planned level of operations and provide us flexibility to finance our infrastructure investments. Our ability to access capital markets for debt and equity financing under reasonable terms depends on market conditions, our financial condition and credit ratings.

Short-term Debt **-** In October 2023, we entered into an agreement that increased the capacity of the ONE Gas Credit Agreement to $1.2 billion from $1.0 billion.

In March 2023, we entered into an extension agreement related to the ONE Gas Credit Agreement that extended the maturity date to March 16, 2028, from March 16, 2027.

Other than the increased commitments and term extension, all other terms and conditions of the ONE Gas Credit Agreement remain in full force and effect.

The ONE Gas Credit Agreement provides for a $1.2 billion revolving unsecured credit facility and includes a $20 million letter of credit subfacility and a $60 million swingline subfacility. We can request an increase in commitments of up to an additional $300 million upon satisfaction of customary conditions, including receipt of commitments from either new lenders or increased commitments from existing lenders. The ONE Gas Credit Agreement is available to provide liquidity for working capital, capital expenditures, acquisitions and mergers, the issuance of letters of credit, and for other general corporate purposes.

The ONE Gas Credit Agreement contains certain financial, operational and legal covenants. Among other things, these covenants include maintaining ONE Gas' total debt-to-capital ratio of no more than 70 percent at the end of any calendar quarter. At December 31, 2023, our total debt-to-capital ratio was 52 percent and we were in compliance with all covenants under the ONE Gas Credit Agreement. Excluding the debt of KGSS-I, which is non-recourse to us, our total debt-to-capital ratio was 50 percent. We may reduce the unutilized portion of the ONE Gas Credit Agreement in whole or in part without premium or penalty. The ONE Gas Credit Agreement contains customary events of default. Upon the occurrence of certain events of default, the obligations under the ONE Gas Credit Agreement may be accelerated and the commitments may be terminated.

In November 2023, we increased the capacity of our commercial paper program to $1.2 billion from $1.0 billion.

Under our commercial paper program, we may issue unsecured commercial paper up to a maximum amount of $1.2 billion to fund short-term borrowing needs. The maturities of the commercial paper vary but may not exceed 270 days from the date of issue. Commercial paper is generally sold at par less a discount representing an interest factor. At December 31, 2023 and 2022, we had $88.5 million and $552.0 million of commercial paper outstanding with a weighted-average interest rate of 5.60 percent and 4.75 percent, respectively.

At December 31, 2023, we had $1.4 million in letters of credit issued and no borrowings under the ONE Gas Credit Agreement, with approximately $1.2 billion of remaining credit, which is available to repay our commercial paper borrowings.

Senior Notes - In December 2023, we issued $300 million of 5.10 percent senior notes due April 2029. The proceeds from the issuance were used to repay amounts outstanding under our commercial paper program and for general corporate purposes.

At December 31, 2023, we had outstanding $2.7 billion of Senior Notes with $773.0 million due within the next year. The indenture governing our Senior Notes includes an event of default upon the acceleration of other indebtedness of $100 million or more. Such events of default would entitle the trustee or the holders of 25 percent in aggregate principal amount of the outstanding Senior Notes to declare those Senior Notes immediately due and payable in full.

Depending on the series, we may redeem our Senior Notes at par, plus accrued and unpaid interest to the redemption date, starting three months or six months before their maturity dates. Prior to these dates, we may redeem these Senior Notes, in whole or in part, at a redemption price equal to the principal amount, plus accrued and unpaid interest and a make-whole premium. The redemption price will never be less than 100 percent of the principal amount of the respective Senior Note plus accrued and unpaid interest to the redemption date. The remaining $473 million of outstanding principal of our 1.10 percent senior notes due March 2024 can be called at par with a 30-day notice. Our Senior Notes are senior unsecured obligations, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness.

Securitized Utility Tariff Bonds - At December 31, 2023, we had outstanding $315.3 million of 5.486 percent KGSS-I Securitized Utility Tariff Bonds with $27.4 million due within the next year. The bonds are governed by an indenture between KGSS-I and the indenture trustee. The indenture contains certain covenants that restrict KGSS-I's ability to sell, transfer, convey, exchange, or otherwise dispose of its assets.

At December 31, 2023, our long-term debt-to-capital ratio was 52 percent. Excluding the debt of KGSS-I, which is non-recourse to us, our long-term debt-to-capital ratio was 49 percent. See Note 17 of the Notes to Consolidated Financial Statements in this Annual Report for information with respect to KGSS-I.

Credit Ratings - Our credit ratings at December 31, 2023, were:

| Rating Agency | Rating | Outlook |
| --- | --- | --- |
| Moody's | A3 | Stable |
| S&P | A- | Stable |

At December 31, 2023, our commercial paper was rated Prime-2 by Moody's and A-2 by S&P. We intend to maintain credit metrics at a level that supports our balanced approach to capital investment and a return of capital to shareholders via a dividend that we believe will be competitive with our peer group.

Equity Issuances - On December 28, 2023, we settled under forward contracts 1,032,403 shares (289,403 from forwards related to an at-the-market equity distribution agreement and 743,000 from forwards related to underwriting agreements) of our common stock for net proceeds of $79.0 million.

In December 2023, we amended the forward sale agreement we entered into in March 2023 to extend the maturity date of 657,000 shares to December 31, 2024 from December 29, 2023. The amended forward sale agreement provides for settlement on a date, or dates, to be specified at our discretion, but which will occur no later than December 31, 2024, for 1,257,000 shares of common stock.

In September 2023, we entered into an underwriting agreement and two forward sale agreements for 1.2 million and 180,000 shares of our common stock, respectively. The forward sale agreements provide for settlement on a date, or dates, to be specified at our discretion, but which will occur no later than December 31, 2024.

In June 2023, we executed forward sale agreements under our current at-the-market equity program for 926,465 shares of our common stock.

In March 2023, we entered into an underwriting agreement and a forward sale agreement for 2.0 million shares of our common stock. The forward sale agreement provided for settlement on a date, or dates, to be specified at our discretion, but which will occur no later than December 29, 2023, for 1.4 million shares of common stock and by December 31, 2024, for the remaining balance.

In February 2023, we entered into an at-the-market equity distribution agreement under which we may issue and sell shares of our common stock with an aggregate offering price up to $300 million. This at-the-market equity program replaced our previous at-the-market equity program, which began in February 2020, and expired in February 2023. Sales of common stock are made by means of ordinary brokers' transactions on the NYSE, in block transactions or as otherwise agreed to between us and the sales agent. We are under no obligation to offer and sell common stock under the program. At December 31, 2023, we had $225.5 million of equity available for issuance under the program.

The following table summarizes all of our outstanding forward sale agreements at December 31, 2023:

| Maturity | Original Shares | Remaining Shares | Net Proceeds Available (in thousands) | Forward Price |
|---|---|---|---|---|
| December 31, 2024 | 926,465 | 926,465 $ | 74,396 $ | 80.30 |
| December 31, 2024 | 2,000,000 | 1,257,000 | 96,709 | 76.94 |
| December 31, 2024 | 1,200,000 | 1,200,000 | 88,823 | 74.02 |
| December 31, 2024 | 180,000 | 180,000 | 13,315 | 73.97 |
| **Total forward sale agreements** | **4,306,465** | **3,563,465 $** | **273,243 $** | **76.68** |

For the year ended December 31, 2022, under our at-the-market equity distribution agreement we sold and issued 403,792 shares of our common stock for $35.0 million, generating proceeds, net of issuance costs, of $34.7 million.

For the year ended December 31, 2022, we executed forward sale agreements under our previous at-the-market equity distribution agreement for 1,451,474 shares of our common stock. On December 30, 2022, we settled forward sales agreements with respect to 1,162,071 shares of our common stock for net proceeds of $93.8 million.

Pension and Other Postemployment Benefit Plans - For the year ended December 31,2023, we contributed $1.3 million to our defined benefit pension plans and $2.5 million to our other postemployment benefit plans. For the year ended December 31, 2022, we contributed $1.5 million to our defined benefit pension plans and $1.9 million to our other postemployment benefit plans. Additional information about our pension and other postemployment benefit plans, including anticipated contributions, is included under "Estimates and Critical Accounting Policies - Pension and Other Postemployment Benefits" and under Note 11 of the Notes to Consolidated Financial Statements in this Annual Report.

## CASH FLOW ANALYSIS

We use the indirect method to prepare our consolidated statements of cash flows. Under this method, we reconcile net income to cash flows provided by operating activities by adjusting net income for those items that impact net income but may not result in actual cash receipts or payments and changes in our assets and liabilities not classified as investing or financing activities during the period. Items that impact net income but may not result in actual cash receipts or payments include, but are not limited to, depreciation and amortization, deferred income taxes, share-based compensation expense and provision for doubtful accounts.

The following table sets forth the changes in cash flows by operating, investing and financing activities for the periods indicated:

| | | Year Ended December 31, | | | Variance | Variance |
|---|---|---|---|---|---|---|
| | | 2023 | 2022 | 2021 | 2023 vs. 2022 | 2022 vs. 2021 |
| | | *(Millions of dollars)* | | | | |
| Total cash provided by (used in): | | | | | | |
| Operating activities | $ | 939.5 $ | 1,570.8 $ | (1,535.7) $ | (631.3) $ | 3,106.5 |
| Investing activities | | (669.6) | (614.1) | (501.1) | (55.5) | (113.0) |
| Financing activities | | (248.6) | (947.4) | 2,037.6 | 698.8 | (2,985.0) |
| Change in cash, cash equivalents, restricted cash and restricted cash equivalents | | 21.3 | 9.3 | 0.8 | 12.0 | 8.5 |
| Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period | | 18.1 | 8.8 | 8.0 | 9.3 | 0.8 |
| Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period | $ | 39.4 $ | 18.1 $ | 8.8 $ | 21.3 $ | 9.3 |

**Operating Cash Flows -** Changes in cash flows from operating activities are due primarily to changes in sales revenues, natural gas costs and operating expenses discussed in "Financial Results and Operating Information," the effects of Winter Storm Uri discussed in "Regulatory Activities" and changes in working capital. Changes in natural gas prices and demand for our services or natural gas, whether because of general economic conditions, variations in weather not mitigated by WNAs, changes in supply or increased competition from other service providers, could affect our earnings and operating cash flows. Typically, our cash flows from operations are greater in the first half of the year compared with the second half of the year.

Operating cash flows were lower in 2023, compared to 2022, due primarily to recovery of the winter weather event regulatory asset for Oklahoma Natural Gas through securitization beginning in August 2022, offset by the recovery of the winter weather event regulatory asset for Texas Gas Service through securitization in March 2023, and working capital changes related to accounts receivable which were impacted by new rates in 2023 compared with 2022.

**Investing Cash Flows -** Cash used in investing activities increased in 2023, compared to 2022, due primarily to an increase in capital expenditures for system integrity and extension of service to new areas.

**Financing Cash Flows -** Cash used in financing activities decreased in 2023, compared to 2022, due primarily to the repayment in August 2022 of long-term debt related to Winter Storm Uri.

## ENVIRONMENTAL, SAFETY AND REGULATORY MATTERS

**Environmental Matters** - We are subject to multiple laws and regulations regarding protection of the environment and natural and cultural resources, which affect many aspects of our present and future operations. Regulated activities include, but are not limited to, those involving air emissions, storm water and wastewater discharges, handling and disposal of solid and hazardous wastes, wetland preservation, plant and wildlife protection, hazardous materials use, storage and transportation, and pipeline and facility construction. These laws and regulations require us to obtain and/or comply with a wide variety of environmental clearances, registrations, licenses, permits and other approvals. Failure to comply with these laws, regulations, licenses and permits or the discovery of presently unknown environmental conditions may expose us to fines, penalties and/or interruptions in our operations that could be material to our results of operations. In addition, emission controls and/or other regulatory or permitting mandates under the CAA and other similar federal and state laws could require unexpected capital expenditures. We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional statutes or regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition and results of operations. Our expenditures for environmental investigation and remediation compliance to-date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during 2023, 2022 and 2021.

We own or retain legal responsibility for certain environmental conditions at 12 former MGP sites in Kansas. These sites contain contaminants generally associated with MGP sites and are subject to control or remediation under various environmental laws and regulations. A consent agreement with the KDHE governs all environmental investigation and remediation work at these sites. The terms of the consent agreement require us to investigate these sites and set remediation activities based upon the results of the investigations and risk analysis. Remediation typically involves the management of contaminated soils and may involve removal of structures and monitoring and/or remediation of groundwater. Regulatory closure has been achieved at five of the 12 sites, but these sites remain subject to potential future requirements that may result in additional costs.

We have completed or are addressing removal of the source of soil contamination at all 12 sites and continue to monitor groundwater at seven of the 12 sites according to plans approved by the KDHE. In 2019, we completed a project to remove a source of contamination and associated contaminated materials at the twelfth site where no active soil remediation had previously occurred. In 2022, we completed a remediation project to remove a source of contamination and contaminated materials at one of the MGP sites. In June 2023, we submitted a revised draft remediation plan to the KDHE for review following receipt of agency comments and public feedback. In August 2023, the KDHE approved the remediation plan without comment. We submitted a site investigation work plan for another site and on August 27, 2023 the KDHE approved the document without comment.

We have an AAO that allows Kansas Gas Service to defer and seek recovery of costs necessary for investigation and remediation at, and nearby, these 12 former MGP sites that are incurred after January 1, 2017, up to a cap of $15.0 million, net of any related insurance recoveries. Costs approved for recovery in a future rate proceeding would then be amortized over a 15-year period. The unamortized amounts will not be included in rate base or accumulate carrying charges. Following a determination that future investigation and remediation work approved by the KDHE is expected to exceed $15.0 million, net of any related insurance recoveries, Kansas Gas Service will be required to file an application with the KCC for approval to increase the $15.0 million cap. At December 31, 2023 and 2022, we have deferred $32.0 million and $29.8 million, respectively, for accrued investigation and remediation costs pursuant to our AAO. Kansas Gas Service expects to file an application for amounts deferred in excess of the cap as soon as practicable after the KDHE approves the remediation plans we have submitted.

We also own or retain legal responsibility for certain environmental conditions at a former MGP site in Texas. At the request of the TCEQ, we began investigating the level and extent of contamination associated with the site under their Texas Risk Reduction Program. A preliminary site investigation revealed that this site contains contaminants generally associated with MGP sites and is subject to control or remediation under various environmental laws and regulations. Impacts have been identified in the soil and groundwater at the site with limited impacts observed in surrounding areas. In April 2022, we submitted a remediation work plan to address the areas impacted to the TCEQ. In August 2023, remediation activities were conducted to address the impacted area in accordance with the remediation work plan. During the third quarter 2023, the TCEQ requested acceptable financial assurance for the projected costs on post-response action care activities at the site. At December 31, 2023, estimated costs associated with expected remediation activities for this site are not material.

Our expenditures for environmental evaluation, mitigation, remediation and compliance to date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during the years ended December 31, 2023 and 2022. The reserve for remediation of our MGP sites was $14.3 million and $12.7 million at December 31, 2023 and 2022, respectively.

**Environmental Footprint -** We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition and results of operations. Our expenditures for environmental investigation, and remediation compliance to-date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during 2023, 2022 or 2021.

**Pipeline Safety** - We are subject to regulation under federal pipeline safety statutes and any analogous state regulations. These include safety requirements for the design, construction, operation, and maintenance of pipelines, including transmission and distribution pipelines. At the federal level, we are regulated by PHMSA. PHMSA regulations require the following for certain pipelines: inspection and maintenance plans; integrity management programs, including the determination of pipeline integrity risks and periodic assessments on certain pipeline segments; an operator qualification program, which includes certain trainings; a public awareness program that provides certain information; and a control room management plan.

As part of the Consolidated Appropriations Act, 2021, the PIPES Act reauthorized PHMSA through 2023 and directed the agency to move forward with several regulatory actions, including the "Pipeline Safety: Class Location Change Requirements" and the "Pipeline Safety: Safety of Gas Transmission and Gathering Pipelines" proposed rulemakings. Congress has also instructed PHMSA to issue final regulations that will require operators of non-rural gas gathering lines and new and existing transmission and distribution pipeline facilities to conduct certain leak detection and repair programs and to require facility inspection and maintenance plans to align with those regulations. To the extent such rulemakings impose more stringent requirements on our facilities, we may be required to incur expenditures that may be material.

**Regulatory -** Several regulatory initiatives impacted the earnings and future earnings potential of our business. See additional information regarding our regulatory initiatives in the "Regulatory Activities" section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

## IMPACT OF NEW ACCOUNTING STANDARDS

Information about the impact of new accounting standards, if any, is included in Note 1 of the Notes to Consolidated Financial Statements in this Annual Report.

## CRITICAL ESTIMATES AND ACCOUNTING POLICIES

The preparation of our consolidated financial statements and related disclosures in accordance with GAAP requires us to make estimates and assumptions with respect to values or conditions that cannot be known with certainty that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Although we believe these estimates and assumptions are reasonable, actual results could differ from our estimates.

The following summary sets forth what we consider to be our most critical estimates and accounting policies. Our critical accounting policies are defined as those estimates and policies most important to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgment, particularly because of the need to make estimates concerning the impact of inherently uncertain matters.

**Regulation -** Our operations are subject to regulation with respect to rates, service, maintenance of pipeline and accounting records and various other matters by the respective regulatory authorities in the states in which we operate. We account for the financial effects of the ratemaking and accounting practices and policies of the various regulatory authorities in our consolidated financial statements. We record regulatory assets for costs that have been deferred for which future recovery through customer rates is considered probable and regulatory liabilities when it is probable that revenues will be reduced for amounts that will be returned to customers through the ratemaking process. As a result, certain costs that would normally be expensed under GAAP are capitalized or deferred on the balance sheet because it is probable they can be recovered through rates. Discontinuing the application of this method of accounting for regulatory assets and liabilities could significantly increase our operating expenses, as fewer costs would likely be capitalized or deferred on the balance sheet, which could reduce our net income. Further, regulation may impact the period in which revenues or expenses are recognized. The amounts to be recovered or recognized are based upon historical experience and our understanding of the regulations. The impact of regulation on our operations may be affected by decisions of the regulatory authorities or the issuance of new regulations.

For further discussion of regulatory assets and liabilities, see Note 3 of the Notes to Consolidated Financial Statements in this Annual Report.

**Revenue Recognition -** For regulated deliveries of natural gas, we read meters and bill customers on a monthly cycle. We recognize revenues upon the delivery of natural gas or services rendered to customers. The billing cycles for customers do not necessarily coincide with the accounting periods used for financial reporting purposes. We accrue unbilled revenues for natural gas that has been delivered but not yet billed at the end of an accounting period. Accrued unbilled revenue is based on a percentage estimate of amounts unbilled each month, which is dependent upon a number of factors, some of which require management's judgment. These factors include customer consumption patterns and the impact of weather on usage. The accrued unbilled natural gas sales revenue at December 31, 2023 and 2022 was $191.4 million and $269.5 million, respectively, and is included in accounts receivable on our consolidated balance sheets.

We have determined the majority of our natural gas sales and transportation tariffs to be implied contracts with customers, which are settled over time, where our performance obligation is settled with our customer when natural gas is delivered and simultaneously consumed by the customer. In addition, we use the invoice method practical expedient, where we recognize revenue for volumes delivered for which we have a right to invoice. For our other utility revenue, which are primarily one-time service fees that meet the requirements under ASC 606, the performance obligation is satisfied at a point in time when services are rendered to the customer. Certain revenues that do not meet the requirements under ASC 606 as revenues from contracts with customers are reflected as other revenues in determining total revenue. See Note 2 of the Notes to Consolidated Financial Statements in this Annual Report for additional information regarding our revenues.

**Pension and Other Postemployment Benefits -** We have defined benefit pension plans covering eligible retirees and eligible employees. We also sponsor welfare plans that provide other postemployment medical and life insurance benefits to eligible retirees and employees who retire with at least five years of service.

To calculate the expense and liabilities related to our plans, we utilize an outside actuarial consultant, which uses statistical and other factors to anticipate future events. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases, age and mortality and employment periods. We use tables issued by the Society of Actuaries to estimate mortality rates. In determining the projected benefit costs, assumptions can change from period to period and may result in material changes in the costs and liabilities we recognize.

For the year ended December 31, 2023, we contributed $1.3 million to our defined benefit pension plans and $2.5 million to our other postemployment benefit plans. For the year ended December 31, 2022, we contributed $1.5 million to our defined benefit pension plans and $1.9 million to our other postemployment benefit plans. In 2024, our contributions are expected to be $1.4 million to our defined benefit pension plans, and no contributions are expected to be made to our other postemployment benefit plans.

We recorded net periodic benefit credits for our defined benefit pension plans, prior to regulatory deferrals, of $7.5 million in 2023, and estimate that in 2024, we will record a credit of approximately $5.5 million. Net periodic benefits costs for our postemployment benefit plans, prior to regulatory deferrals, were $0.3 million in 2023, and we estimate that in 2024, we will record a credit of approximately $0.4 million, prior to regulatory deferrals.

The following table sets forth the significant assumptions used to determine our estimated 2024 net periodic benefit cost related to our defined benefit pension and other postemployment benefit plans and sensitivity to changes with respect to these assumptions:

| | Rate Used | Cost Sensitivity (a) | | Obligation Sensitivity (b) |
|---|---|---|---|---|
| | | (*Millions of dollars*) | | |
| Discount rate for pension | 5.30 % | $ | 2.3 | $ 21.3 |
| Discount rate for other postemployment benefits | 5.40 % | | (0.2) | 3.4 |
| Expected long-term return on plan assets for pension | 6.70 % | | 2.2 | — |
| Expected long-term return on plan assets for other postemployment benefits | 5.20 % | | 0.4 | — |

(a) Approximate impact a quarter percentage point decrease in the assumed rate would have on net periodic pension costs.
(b) Approximate impact a quarter percentage point decrease in the assumed rate would have on defined benefit pension obligation.

See Note 11 of the Notes to Consolidated Financial Statements in this Annual Report for additional information regarding our pension and other postretirement benefit plans.

**Contingencies -** Our accounting for contingencies covers a variety of business activities, including contingencies for legal and environmental exposures. We accrue these contingencies when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be reasonably estimated. We expense legal fees as incurred and base our legal liability estimates on currently available facts and our assessments of the ultimate outcome or resolution. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than the completion of a remediation feasibility study. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

Our expenditures for environmental evaluation, mitigation, remediation and compliance to date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effect on earnings or cash flows for the years ended December 31, 2023, 2022 and 2021. Environmental issues may exist with respect to these MGP sites that are unknown to us. Accordingly, future costs are dependent on the final determination and regulatory approval of any remedial actions, the complexity of the site, level of remediation required, changing technology and governmental regulations, and to the extent not recovered by insurance or recoverable in rates from our customers, could be material to our financial condition, results of operations or cash flows.

See "Environmental Matters" and Note 15 of the Notes to Consolidated Financial Statements in this Annual Report for additional discussion of contingencies.

## FORWARD-LOOKING STATEMENTS

Some of the statements contained and incorporated in this Annual Report are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The forward-looking statements relate to our anticipated financial performance, liquidity, management's plans and objectives for our future operations, our business prospects, the outcome of regulatory and legal proceedings, market conditions and other matters. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. The following discussion is intended to identify important factors that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Forward-looking and other statements in this Annual Report regarding our environmental, social and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Forward-looking statements include the items identified in the preceding paragraph, the information concerning possible or assumed future results of our operations and other statements contained or incorporated in this Annual Report identified by words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "should," "goal," "forecast," "guidance," "could," "may," "continue," "might," "potential," "scheduled," "likely," and other words and terms of similar meaning.

One should not place undue reliance on forward-looking statements, which are applicable only as of the date of this Annual Report. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. Those factors may affect our operations, costs, liquidity, markets, products, services and prices. In addition to any assumptions and other factors referred to specifically in connection with the forward-looking statements, factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following:

- our ability to recover costs, income taxes and amounts equivalent to the cost of property, plant and equipment, regulatory assets and our allowed rate of return in our regulated rates or other recovery mechanisms;
- cyber-attacks, which, according to experts, continue to increase in volume and sophistication, or breaches of technology systems that could disrupt our operations or result in the loss or exposure of confidential or sensitive customer, employee, vendor, counterparty or Company information; further, increased remote working arrangements have required enhancements and modifications to our IT infrastructure (e.g. Internet, Virtual Private Network, remote collaboration systems, etc.), and any failures of the technologies, including third-party service providers, that facilitate working remotely could limit our ability to conduct ordinary operations or expose us to increased risk or effect of an attack;
- our ability to manage our operations and maintenance costs;
- changes in regulation of natural gas distribution services, particularly those in Oklahoma, Kansas and Texas;
- the economic climate and, particularly, its effect on the natural gas requirements of our residential and commercial customers;
- the length and severity of a pandemic or other health crisis which could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period;
- competition from alternative forms of energy, including, but not limited to, electricity, solar power, wind power, geothermal energy and biofuels;
- adverse weather conditions and variations in weather, including seasonal effects on demand and/or supply, the occurrence of severe storms in the territories in which we operate, and climate change, and the related effects on supply, demand, and costs;
- indebtedness could make us more vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantage compared with competitors;
- our ability to secure reliable, competitively priced and flexible natural gas transportation and supply, including decisions by natural gas producers to reduce production or shut-in producing natural gas wells and expiration of existing supply and transportation and storage arrangements that are not replaced with contracts with similar terms and pricing;
- our ability to complete necessary or desirable expansion or infrastructure development projects, which may delay or prevent us from serving our customers or expanding our business;
- operational and mechanical hazards or interruptions;
- adverse labor relations;
- the effectiveness of our strategies to reduce earnings lag, revenue protection strategies and risk mitigation strategies, which may be affected by risks beyond our control such as commodity price volatility, counterparty performance or creditworthiness and interest rate risk;
- the capital-intensive nature of our business, and the availability of and access to, in general, funds to meet our debt obligations prior to or when they become due and to fund our operations and capital expenditures, either through (i) cash on hand, (ii) operating cash flow, or (iii) access to the capital markets and other sources of liquidity;
- our ability to obtain capital on commercially reasonable terms, or on terms acceptable to us, or at all;
- limitations on our operating flexibility, earnings and cash flows due to restrictions in our financing arrangements;
- cross-default provisions in our borrowing arrangements, which may lead to our inability to satisfy all of our outstanding obligations in the event of a default on our part;
- changes in the financial markets during the periods covered by the forward-looking statements, particularly those affecting the availability of capital and our ability to refinance existing debt and fund investments and acquisitions to execute our business strategy;
- actions of rating agencies, including the ratings of debt, general corporate ratings and changes in the rating agencies' ratings criteria;
- changes in inflation and interest rates;
- our ability to recover the costs of natural gas purchased for our customers and any related financing required to support our purchase of natural gas supply;
- impact of potential impairment charges;
- volatility and changes in markets for natural gas and our ability to secure additional and sufficient liquidity on reasonable commercial terms to cover costs associated with such volatility;

- possible loss of LDC franchises or other adverse effects caused by the actions of municipalities;
- payment and performance by counterparties and customers as contracted and when due, including our counterparties maintaining ordinary course terms of supply and payments;
- changes in existing or the addition of new environmental, safety, tax, cybersecurity and other laws or regulations to which we and our subsidiaries are subject, including those that may require significant expenditures, significant increases in operating costs or, in the case of noncompliance, substantial fines or penalties;
- the effectiveness of our risk-management policies and procedures, and employees violating our risk-management policies;
- the uncertainty of estimates, including accruals and costs of environmental remediation;
- advances in technology, including technologies that increase efficiency or that improve electricity's competitive position relative to natural gas;
- population growth rates and changes in the demographic patterns of the markets we serve in Oklahoma, Kansas and Texas, and economic conditions in these areas;
- acts of nature and the potential effects of threatened or actual terrorism and war, including recent events in Europe and the Middle East;
- the sufficiency of insurance coverage to cover losses;
- the effects of our strategies to reduce tax payments;
- changes in accounting standards;
- changes in corporate governance standards;
- existence of material weaknesses in our internal controls;
- our ability to comply with all covenants in our indentures and the ONE Gas Credit Agreement, a violation of which, if not cured in a timely manner, could trigger a default of our obligations;
- our ability to attract and retain talented employees, management and directors, and shortage of skilled-labor;
- unexpected increases in the costs of providing health care benefits, along with pension and postemployment health care benefits, as well as declines in the discount rates on, declines in the market value of the debt and equity securities of, and increases in funding requirements for, our defined benefit plans; and
- our ability to successfully complete merger, acquisition or divestiture plans, regulatory or other limitations imposed as a result of a merger, acquisition or divestiture, and the success of the business following a merger, acquisition or divestiture.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other factors could also have material adverse effects on our future results. These and other risks are described in greater detail in Part 1, Item 1A, Risk Factors, in this Annual Report. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. Other than as required under securities laws, we undertake no obligation to update publicly any forward-looking statement whether as a result of new information, subsequent events or change in circumstances, expectations or otherwise.

## ITEM 7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk discussed below includes forward-looking statements. Our views on market risk are not necessarily indicative of actual results that may occur and do not represent the maximum possible gains and losses that may occur since actual gains and losses will differ from those estimated based on actual fluctuations in commodity prices or interest rates and the timing of transactions.

**Commodity Price Risk**

Our commodity price risk, driven primarily by fluctuations in the price of natural gas, is mitigated by our purchased-gas cost adjustment mechanisms through which we pass-through natural gas costs to our customers without profit. We may use fixed-price natural gas contracts or derivative instruments to hedge the cost of a portion of our anticipated natural gas purchases during the winter heating months to reduce the impact on our customers of upward market price volatility of natural gas. Additionally, we inject natural gas into storage during the warmer months, when natural gas prices are typically lower, and withdraw the natural gas during the colder months of the year. Gains or losses associated with these derivative instruments and the costs of our fixed-price natural gas contracts and storage activities are included in, and recoverable through our purchased-gas cost adjustment mechanisms, which are subject to review by regulatory authorities.

**Interest-Rate Risk**

We are exposed to interest-rate risk primarily associated with commercial paper borrowings, borrowings under our credit agreement, and new debt financing needed to fund capital requirements, including future contractual obligations and maturities of long-term and short-term debt. We may manage interest-rate risk on future borrowings through the use of fixed-rate debt, floating-rate debt and, at times, interest-rate swaps. Fixed-rate swaps may be used to reduce our risk of increased interest costs during periods of rising interest rates. Floating-rate swaps may be used to convert the fixed rates of long-term borrowings into short-term variable rates.

**Counterparty Credit Risk**

We assess the creditworthiness of our customers. Those customers who do not meet minimum standards are required to provide security, including deposits or other forms of collateral, when appropriate and allowed by tariff. With approximately 2.3 million customers across three states, we are not exposed materially to a concentration of credit risk. We maintain a provision for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends, consideration of the current credit environment and other information. We are able to recover the fuel-related portion of bad debts through our purchased-gas cost adjustment mechanisms.

**ITEM 8.**       **CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholders of ONE Gas, Inc.

*Opinions on the Financial Statements and Internal Control over Financial Reporting*

We have audited the accompanying consolidated balance sheets of ONE Gas, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income, of comprehensive income, of equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

*Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

*Definition and Limitations of Internal Control over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

***Critical Audit Matters***

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Accounting for the Effects of Regulatory Matters*

As described in Note 1 and 3 to the consolidated financial statements, the Company is subject to rate regulation and accounting requirements of regulatory authorities in the states in which it operates, and it follows the accounting and reporting guidance for regulated operations, including evaluating regulatory decisions to determine appropriate revenue recognition, cost deferrals, recoverability for regulatory assets and refund requirements for regulatory liabilities. As disclosed by management, regulatory assets are recorded for costs that have been deferred for which future recovery through customer rates is considered probable and regulatory liabilities are recorded when it is probable that revenues will be reduced for amounts that will be credited to customers through the ratemaking process. As a result, certain costs that would normally be expensed under accounting principles generally accepted in the United States of America for non-regulated entities are capitalized or deferred on the balance sheet because it is probable they can be recovered through rates. The amounts to be recovered or recognized are based upon historical experience and management's understanding of regulations and may be affected by decisions of the regulatory authorities or the issuance of new regulations. Should recovery cease due to regulatory actions, certain regulatory assets may no longer meet the criteria for recognition, and accordingly, the Company may be required to write off the regulatory assets at that time. As described in Note 3, as of December 31, 2023, there were $363 million of deferred costs included in regulatory assets and $567 million of regulatory liabilities awaiting cash outflow or potential refund.

The principal considerations for our determination that performing procedures relating to the Company's accounting for the effects of regulatory matters is a critical audit matter are (i) the significant judgment by management in evaluating the impact of regulatory orders and accounting guidance on relevant transactions and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's evaluation of revenue recognition, cost deferrals, and recoverability of regulatory assets, including the securitization of the costs related to the winter weather event and the recovery of the related regulatory assets, and refund requirements for regulatory liabilities.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the impact of regulatory orders and accounting guidance on relevant transactions, including controls over management's process for evaluating and recording (i) deferred costs, including the amounts to be deferred and the future recovery, resulting in regulatory assets or (ii) a reduction to revenues for amounts that will be credited to customers, resulting in regulatory liabilities. These procedures also included, among others, (i) evaluating management's process for identifying relevant transactions which require application of regulatory accounting guidance; (ii) evaluating the reasonableness of management's assessment regarding revenue recognition, probability of recovery and establishment of regulatory assets, including the securitization of the costs related to the winter weather event and the recovery of the related regulatory assets, and the establishment of regulatory liabilities; and (iii) testing the regulatory assets and regulatory liabilities considering the provisions and formulas outlined in rate orders and other regulatory correspondence.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
February 22, 2024

We have served as the Company's auditor since 2013.

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**ONE Gas, Inc.**
**CONSOLIDATED STATEMENTS OF INCOME**

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2023** | | **2022** | | **2021** |
| | | *(Thousands of dollars, except per share amounts)* | | | | |
| Total revenues | $ | **2,371,990** | $ | 2,578,005 | $ | 1,808,597 |
| Cost of natural gas | | **1,134,510** | | 1,459,087 | | 775,006 |
| **Operating expenses** | | | | | | |
| Operations and maintenance | | **508,399** | | 472,265 | | 449,676 |
| Depreciation and amortization | | **279,830** | | 228,479 | | 207,233 |
| General taxes | | **71,661** | | 68,217 | | 66,424 |
| Total operating expenses | | **859,890** | | 768,961 | | 723,333 |
| **Operating income** | | **377,590** | | 349,957 | | 310,258 |
| Other income (expense), net | | **9,476** | | (4,183) | | (3,207) |
| Interest expense, net | | **(115,339)** | | (77,506) | | (60,301) |
| Income before income taxes | | **271,727** | | 268,268 | | 246,750 |
| Income taxes | | **(40,495)** | | (46,526) | | (40,316) |
| **Net income** | $ | **231,232** | $ | 221,742 | $ | 206,434 |
| Earnings per share | | | | | | |
| Basic | $ | **4.16** | $ | 4.09 | $ | 3.85 |
| Diluted | $ | **4.14** | $ | 4.08 | $ | 3.85 |
| Average shares (*thousands*) | | | | | | |
| Basic | | **55,600** | | 54,207 | | 53,575 |
| Diluted | | **55,860** | | 54,338 | | 53,674 |
| Dividends declared per share of stock | $ | **2.60** | $ | 2.48 | $ | 2.32 |

See accompanying Notes to Consolidated Financial Statements.

**ONE Gas, Inc.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2023** | | **2022** | | **2021** |
| | | (*Thousands of dollars*) | | | | |
| Net income | $ | **231,232** | $ | 221,742 | $ | 206,434 |
| Other comprehensive income, net of tax | | | | | | |
| Change in pension and other postemployment benefit plan liability, net of tax of $140, $(1,705), and $(379), respectively | | **(478)** | | 5,823 | | 1,250 |
| Total other comprehensive income (loss), net of tax | | **(478)** | | 5,823 | | 1,250 |
| **Comprehensive income** | $ | **230,754** | $ | 227,565 | $ | 207,684 |

See accompanying Notes to Consolidated Financial Statements.

**ONE Gas, Inc.**
**CONSOLIDATED BALANCE SHEETS**

| | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|
| **Assets** | (*Thousands of dollars*) | | |
| **Property, plant and equipment** | | | |
| Property, plant and equipment | $ 8,468,967 | $ | 7,834,557 |
| Accumulated depreciation and amortization | 2,333,755 | | 2,205,717 |
| Net property, plant and equipment | 6,135,212 | | 5,628,840 |
| | | | |
| **Current assets** | | | |
| Cash and cash equivalents | 18,835 | | 9,681 |
| Restricted cash and cash equivalents | 20,552 | | 8,446 |
| Total cash, cash equivalents and restricted cash and cash equivalents | 39,387 | | 18,127 |
| Accounts receivable, net | 347,864 | | 553,834 |
| Materials and supplies | 77,649 | | 70,873 |
| Natural gas in storage | 187,097 | | 269,205 |
| Regulatory assets | 75,308 | | 275,572 |
| Other current assets | 37,899 | | 29,997 |
| Total current assets | 765,204 | | 1,217,608 |
| | | | |
| **Goodwill and other assets** | | | |
| Regulatory assets | 287,906 | | 330,831 |
| Securitized intangible asset, net | 293,619 | | 323,838 |
| Goodwill | 157,953 | | 157,953 |
| Other assets | 131,100 | | 117,326 |
| Total goodwill and other assets | 870,578 | | 929,948 |
| Total assets | $ 7,770,994 | $ | 7,776,396 |

See accompanying Notes to Consolidated Financial Statements.

**ONE Gas, Inc.**
**CONSOLIDATED BALANCE SHEETS**
**(Continued)**

| Equity and Liabilities | | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|---|
| | | (*Thousands of dollars*) | | |
| **Equity and long-term debt** | | | | |
| Common stock, $0.01 par value: authorized 250,000,000 shares; issued and outstanding 56,545,924 shares at December 31, 2023; issued and outstanding 55,349,954 shares at December 31, 2022 | $ | 565 | $ | 553 |
| Paid-in capital | | 2,028,755 | | 1,932,714 |
| Retained earnings | | 737,739 | | 651,863 |
| Accumulated other comprehensive loss | | (1,182) | | (704) |
| Total equity | | 2,765,877 | | 2,584,426 |
| Other long-term debt, excluding current maturities, net of issuance costs | | 1,877,895 | | 2,352,400 |
| Securitized utility tariff bonds, excluding current maturities, net of issuance costs | | 282,506 | | 309,343 |
| Total long-term debt, excluding current maturities, net of issuance costs | | 2,160,401 | | 2,661,743 |
| Total equity and long-term debt | | 4,926,278 | | 5,246,169 |
| **Current liabilities** | | | | |
| Current maturities of other long-term debt | | 772,984 | | 12 |
| Current maturities of securitized utility tariff bonds | | 27,430 | | 20,716 |
| Notes payable | | 88,500 | | 552,000 |
| Accounts payable | | 278,056 | | 360,493 |
| Accrued taxes other than income | | 68,793 | | 78,352 |
| Regulatory liabilities | | 66,901 | | 47,867 |
| Customer deposits | | 62,187 | | 57,854 |
| Other current liabilities | | 112,370 | | 72,125 |
| Total current liabilities | | 1,477,221 | | 1,189,419 |
| **Deferred credits and other liabilities** | | | | |
| Deferred income taxes | | 752,068 | | 698,456 |
| Regulatory liabilities | | 500,478 | | 529,441 |
| Employee benefit obligations | | 20,265 | | 19,587 |
| Other deferred credits | | 94,684 | | 93,324 |
| Total deferred credits and other liabilities | | 1,367,495 | | 1,340,808 |
| **Commitments and contingencies** | | | | |
| Total liabilities and equity | $ | 7,770,994 | $ | 7,776,396 |

See accompanying Notes to Consolidated Financial Statements.

**ONE Gas, Inc.**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**

| | | Year Ended December 31, | | | |
|---|---|---|---|---|---|
| | | **2023** | | **2022** | **2021** |
| | | *(Thousands of dollars)* | | | |
| **Operating activities** | | | | | |
| Net income | $ | **231,232** | $ | 221,742 $ | 206,434 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | | | |
| Depreciation and amortization | | **279,830** | | 228,479 | 207,233 |
| Deferred income taxes | | **24,773** | | (22,034) | 43,449 |
| Share-based compensation expense | | **12,184** | | 10,741 | 10,498 |
| Provision for doubtful accounts | | **9,698** | | 6,003 | 9,131 |
| Proceeds from government securitization of winter weather event costs | | **197,366** | | 1,330,582 | — |
| Changes in assets and liabilities: | | | | | |
| Accounts receivable | | **196,272** | | (213,656) | (57,902) |
| Materials and supplies | | **(6,776)** | | (15,981) | (2,126) |
| Natural gas in storage | | **82,108** | | (89,559) | (85,700) |
| Asset removal costs | | **(62,023)** | | (47,032) | (49,029) |
| Accounts payable | | **(90,046)** | | 85,915 | 107,207 |
| Accrued taxes other than income | | **(9,559)** | | 11,317 | 3,235 |
| Customer deposits | | **4,333** | | (4,600) | (5,574) |
| Regulatory assets and liabilities - current | | **7,249** | | 52,417 | (1,562,574) |
| Regulatory assets and liabilities - noncurrent | | **38,869** | | 53,992 | (367,210) |
| Other assets and liabilities - current | | **26,070** | | (23,377) | 18,461 |
| Other assets and liabilities - noncurrent | | **(2,048)** | | (14,107) | (11,190) |
| Cash provided by (used in) operating activities | | **939,532** | | 1,570,842 | (1,535,657) |
| **Investing activities** | | | | | |
| Capital expenditures | | **(666,634)** | | (609,486) | (495,246) |
| Other investing expenditures | | **(8,508)** | | (8,632) | (7,554) |
| Other investing receipts | | **5,499** | | 4,008 | 1,717 |
| Cash used in investing activities | | **(669,643)** | | (614,110) | (501,083) |
| **Financing activities** | | | | | |
| Borrowings (repayments) of notes payable, net | | **(463,500)** | | 58,000 | 75,775 |
| Issuance of other long-term debt, net of discounts | | **299,583** | | 297,591 | 2,498,895 |
| Issuance of securitized utility tariff bonds, net of discounts | | **—** | | 335,931 | — |
| Long-term debt financing costs | | **(2,508)** | | (8,567) | (35,110) |
| Issuance of common stock | | **85,259** | | 133,711 | 26,662 |
| Repayment of other long-term debt | | **—** | | (1,627,000) | (400,000) |
| Repayment of securitized utility tariff bonds | | **(20,716)** | | — | |
| Dividends paid | | **(144,094)** | | (133,954) | (123,912) |
| Tax withholdings related to net share settlements of stock compensation | | **(2,653)** | | (3,169) | (4,711) |
| Cash provided by (used in) financing activities | | **(248,629)** | | (947,457) | 2,037,599 |
| Change in cash, cash equivalents, restricted cash and restricted cash equivalents | | **21,260** | | 9,275 | 859 |
| Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of period | | **18,127** | | 8,852 | 7,993 |
| Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period | $ | **39,387** | $ | 18,127 $ | 8,852 |
| Supplemental cash flow information: | | | | | |
| Cash paid for interest, net of amounts capitalized | $ | **80,726** | $ | 84,871 $ | 70,066 |
| Cash paid (received) for income taxes, net | $ | **20,844** | $ | 67,421 $ | (10,809) |

See accompanying Notes to Consolidated Financial Statements.

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**ONE Gas, Inc.**
**CONSOLIDATED STATEMENTS OF EQUITY**

| | Common Stock Issued | Common Stock | Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income/(Loss) | Total Equity |
|---|---|---|---|---|---|---|
| | *(Shares)* | | *(Thousands of dollars)* | | | |
| January 1, 2021 | 53,166,733 | $ 532 | $ 1,756,921 | $ 483,635 | $ (7,777) | $ 2,233,311 |
| Net income | — | — | — | 206,434 | — | 206,434 |
| Other comprehensive income | — | — | — | — | 1,250 | 1,250 |
| Common stock issued and other | 466,477 | 4 | 32,445 | — | — | 32,449 |
| Common stock dividends - $2.32 per share | — | — | 996 | (124,908) | — | (123,912) |
| December 31, 2021 | 53,633,210 | 536 | 1,790,362 | 565,161 | (6,527) | 2,349,532 |
| Net income | — | — | — | 221,742 | — | 221,742 |
| Other comprehensive income | — | — | — | — | 5,823 | 5,823 |
| Common stock issued and other | 1,716,744 | 17 | 141,266 | — | — | 141,283 |
| Common stock dividends - $2.48 per share | — | — | 1,086 | (135,040) | — | (133,954) |
| December 31, 2022 | 55,349,954 | 553 | 1,932,714 | 651,863 | (704) | 2,584,426 |
| Net income | — | — | — | **231,232** | — | **231,232** |
| Other comprehensive income | — | — | — | — | **(478)** | **(478)** |
| Common stock issued and other | **1,195,970** | **12** | **94,779** | — | — | **94,791** |
| Common stock dividends - $2.60 per share | — | — | **1,262** | **(145,356)** | — | **(144,094)** |
| December 31, 2023 | **56,545,924** | $ **565** | $ **2,028,755** | $ **737,739** | $ **(1,182)** | $ **2,765,877** |

See accompanying Notes to Consolidated Financial Statements.

**ONE Gas, Inc.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**

1.    **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Basis of Presentation -** The consolidated financial statements include the accounts of our natural gas distribution business as set forth in "Organization and Nature of Operations" below. All significant balances and transactions between our subsidiaries have been eliminated.

**Organization and Nature of Operations** - We provide natural gas distribution services to approximately 2.3 million customers in Oklahoma, Kansas and Texas through our three divisions, Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, respectively. We primarily serve residential, commercial and transportation customers in all three states. We are a corporation incorporated under the laws of the state of Oklahoma, and our common stock is listed on the NYSE under the trading symbol "OGS."

**Segments** - We operate in one reportable business segment: regulated public utilities that deliver natural gas primarily to residential, commercial and transportation customers. We define reportable business segments as components of an organization for which discrete financial information is available and operating results are evaluated on a regular basis by the chief operating decision maker ("CODM") in order to assess performance and allocate resources. Our CODM is our Chief Executive Officer. Characteristics of our organization that were relied upon in making this determination include the similar nature of services we provide, the functional alignment of our organizational structure, and the reports that are regularly reviewed by the CODM for the purpose of assessing performance and allocating resources. Our management is functionally aligned and centralized, with performance evaluated based upon results of the entire distribution business. Capital allocation decisions are driven by asset integrity management, operating efficiency, growth opportunities and government-requested pipeline relocations, not geographic location or regulatory jurisdiction.

In 2023, 2022 and 2021, we had no single external customer from which we received 10 percent or more of our gross revenues.

**Revenues** - We recognize revenue from contracts with customers to depict the transfers of goods and services to customers at an amount that we expect to be entitled to receive in exchange for these goods and services. Our sources of revenue are disaggregated by natural gas sales, transportation revenues, and miscellaneous revenues, which are primarily one-time service fees, that meet the requirements of ASC 606. Certain revenues that do not meet the requirements of ASC 606 are classified as other revenues in our Notes to Consolidated Financial Statements in this Annual Report.

Our natural gas sales to customers and transportation revenues represent revenues from contracts with customers through implied contracts established by our tariffs approved by regulatory authorities. Our customers receive the benefits of our performance when the commodity is delivered to the customer. The performance obligation is satisfied over time as the customer receives the natural gas.

For deliveries of natural gas, customers are billed on a monthly cycle. We recognize revenues upon the delivery of natural gas or services rendered to customers. The billing cycles for customers do not necessarily coincide with the accounting periods used for financial reporting purposes. We accrue unbilled revenues for natural gas that has been delivered but not yet billed at the end of an accounting period. We use the invoice method practical expedient, where we recognize revenue for volumes delivered for which we have a right to invoice. Our estimate of accrued unbilled revenue is based on a percentage estimate of amounts unbilled each month, which is dependent upon a number of factors, some of which require management's judgment. These factors include customer consumption patterns and the impact of weather on usage. The accrued unbilled natural gas sales revenue is included in accounts receivable on our consolidated balance sheets.

Our miscellaneous revenues from contracts with customers represent implied contracts established by our tariff rates approved by the regulatory authorities and include miscellaneous utility services with the performance obligation satisfied at a point in time when services are rendered to the customer.

Total other revenues consist of revenues associated with regulatory mechanisms that do not meet the requirements of ASC 606 as revenue from contracts with customers, but authorize us to accrue revenues earned based on tariffs approved by regulatory authorities. Other revenues - natural gas sales primarily relate to the WNA mechanism in Kansas. This mechanism adjusts our revenues earned for the variance between actual and normal HDDs. This mechanism can have either positive (warmer than normal) or negative (colder than normal) effects on revenues.

We collect and remit other taxes on behalf of governmental authorities, and we record these amounts in accrued taxes other than income in our consolidated balance sheets. See Note 2 for additional discussion of revenues.

**Use of Estimates** - The preparation of our consolidated financial statements and related disclosures in accordance with GAAP requires us to make estimates and assumptions with respect to values or conditions that cannot be known with certainty that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates and assumptions also affect the reported amounts of revenue and expenses during the reporting period. Items that may be estimated include, but are not limited to, the economic useful life of assets, fair value of assets and liabilities, provisions for doubtful accounts receivable, unbilled revenues for natural gas delivered but for which meters have not been read, natural gas purchased but for which no invoice has been received, provision for income taxes, including any deferred income tax valuation allowances, the results of litigation and various other recorded or disclosed amounts.

We evaluate these estimates on an ongoing basis using historical experience and other methods we consider reasonable based on the particular circumstances. Nevertheless, actual results may differ significantly from the estimates. Any effects on our financial position or results of operations from revisions to these estimates are recorded in the period when the facts that give rise to the revision become known.

**Cost of Natural Gas** - Cost of natural gas includes commodity purchases, fuel, storage, transportation, financial derivatives, and other gas purchase costs recovered through our cost of natural gas regulatory mechanisms and does not include an allocation of general operating costs or depreciation and amortization. These cost of natural gas regulatory mechanisms provide a method of recovering natural gas costs on an ongoing basis without a profit. See Note 3 for additional discussion of purchased gas cost recoveries.

**Cash, Cash Equivalents and Restricted Cash and Restricted Cash Equivalents** - Cash equivalents and restricted cash equivalents consist of highly liquid investments, which are readily convertible into cash and have original maturities of three months or less. Restricted cash consists of funds that are contractually or legally restricted as to usage or withdrawal and have been presented separately from cash and cash equivalents on our consolidated balance sheets. Restricted cash and restricted cash equivalents accounts were established for payment of Securitized Utility Tariff Bond issuance costs and payment of debt service on those bonds.

**Property, Plant and Equipment** - Our properties are stated at cost, which includes direct construction costs such as direct labor, materials, burden and AFUDC. Generally, the cost of our property retired or sold, plus removal costs, less salvage, is charged to accumulated depreciation. Gains and losses from sales or retirement of an entire operating unit or system of our properties are recognized in income. Maintenance and repairs are charged directly to expense.

AFUDC represents the cost of borrowed funds used to finance construction activities. We capitalize interest costs during the construction or upgrade of qualifying assets. Capitalized interest is recorded as a reduction to interest expense.

Our properties are depreciated using the straight-line method over their estimated useful lives. Generally, we apply composite depreciation rates to functional groups of property having similar economic circumstances. We periodically conduct depreciation studies to assess the economic lives of our assets. These depreciation studies are completed as a part of our regulatory proceedings, and the changes in economic lives, if applicable, are implemented prospectively when the new rates are approved by our regulators and become effective. Changes in the estimated economic lives of our property, plant and equipment could have a material effect on our financial position, results of operations or cash flows.

Property, plant and equipment on our consolidated balance sheets includes construction work in process for capital projects that have not yet been placed in service and therefore are not being depreciated. Assets are transferred out of construction work in process when they are substantially complete and ready for their intended use.

See Note 14 for additional information regarding our property, plant and equipment.

**Accounts Receivable, Net** - Accounts receivable represent valid claims against nonaffiliated customers for natural gas sold or services rendered. We assess the creditworthiness of our customers. Those customers who do not meet minimum standards may be required to provide security, including deposits and other forms of collateral, when appropriate and allowed by our tariffs. With approximately 2.3 million customers across three states, we are not exposed materially to a concentration of credit risk. We maintain an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends, consideration of the current environment and other information. We recover natural gas costs related to accounts written off when they are deemed uncollectible through the purchased-gas cost adjustment mechanisms in each of our jurisdictions. At December 31, 2023 and 2022, our allowance for doubtful accounts was $16.1 million and $16.7 million, respectively.

**Inventories** - Natural gas in storage is accounted for on the basis of weighted-average cost. Materials and supplies inventories are stated at the lower of weighted-average cost or net realizable value.

**Leases** - We determine if an arrangement is a lease at inception if the contract conveys the right to control the use and obtain substantially all the economic benefits from the use of an identified asset for a period of time in exchange for consideration. We identify a lease as a finance lease if the agreement includes any of the following criteria: transfer of ownership by the end of the lease term; an option to purchase the underlying asset that the lessee is reasonably certain to exercise; a lease term that represents 75 percent or more of the remaining economic life of the underlying asset; a present value of lease payments and any residual value guaranteed by the lessee that equals or exceeds 90 percent of the fair value of the underlying asset; or an underlying asset that is so specialized in nature that there is no expected alternative use to the lessor at the end of the lease term. A lease that does not meet any of these criteria is considered an operating lease.

Lease right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the commencement date of a lease based on the present value of lease payments over the lease term. Our lease terms may include options to extend or terminate the lease. We include these extension or termination options in the determination of the lease term when it is reasonably certain that we will exercise that option. We have lease agreements with lease and non-lease components, which are accounted for separately. Additionally, for certain office equipment leases, we apply a portfolio approach to effectively account for the operating lease right-of-use assets and liabilities. We do not recognize leases having a term of less than one year in our consolidated balance sheets.

For purposes of determining the present value of the lease payments, we use a lease's implicit interest rate when readily determinable. As most of our leases do not provide an implicit interest rate, we use an incremental borrowing rate based on available information at the commencement of the lease. Lease cost for operating leases is recognized on a straight-line basis over the lease term. See Note 6 for additional information regarding our leases.

**Derivatives and Risk Management Activities** - We record all derivative instruments at fair value, with the exception of certain commodity purchase contracts for which we have chosen the normal purchase normal sale election as they are expected to result in physical delivery. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it, or if regulatory requirements impose a different accounting treatment.

If certain conditions are met, we may elect to designate a derivative instrument as a hedge of exposure to changes in fair values or cash flows. We have not elected to designate any of our derivative instruments as hedges.

The table below summarizes the various ways in which we account for our derivative instruments and the impact on our consolidated financial statements:

| Accounting Treatment | Recognition and Measurement | |
|---|---|---|
| | Balance Sheet | Income Statement |
| Normal purchases and normal sales | - Fair value not recorded | - Change in fair value not recognized in earnings |
| Mark-to-market | - Recorded at fair value | - Change in fair value recognized in, and recoverable through, the purchased-gas cost adjustment mechanisms |

See Note 16 for additional information regarding our economic hedging activities using derivatives.

**Fair Value Measurements** - We define fair value as the price that would be received from the sale of an asset or the transfer of a liability in an orderly transaction between market participants at the measurement date. We use the market and income approaches to determine the fair value of our assets and liabilities and consider the markets in which the transactions are executed. We measure the fair value of a group of financial assets and liabilities consistent with how a market participant would price the net risk exposure at the measurement date.

<u>Fair Value Hierarchy</u> - At each balance sheet date, we utilize a fair value hierarchy to classify fair value amounts recognized or disclosed in our consolidated financial statements based on the observability of inputs used to estimate such fair value. The levels of the hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and
- Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include our own internal data.

We recognize transfers into and out of the levels as of the end of each reporting period.

Determining the appropriate classification of our fair value measurements within the fair value hierarchy requires management's judgment regarding the degree to which market data is observable or corroborated by observable market data. We categorize derivatives for which fair value is determined using multiple inputs within a single level, based on the lowest level input that is significant to the fair value measurement in its entirety. See Note 16 for additional information regarding our fair value measurements.

**Impairment of Goodwill and Long-Lived Assets -** We assess our goodwill for impairment at least annually as of July 1, unless events or a change in circumstances indicate an impairment may have occurred before that time. As part of our goodwill impairment test, we first assess qualitative factors (including macroeconomic conditions, industry and market considerations, cost factors and overall financial performance) to determine whether it is more likely than not that our fair value is less than the carrying amount of our net assets. If further testing is necessary or a quantitative test is elected to refresh our recurring qualitative assessment, we perform a quantitative impairment test for goodwill.

Our impairment assessment is performed by comparing our fair value with our book value, including goodwill. If the fair value is less than the book value, an impairment is measured by the amount of our carrying value that exceeds fair value, not to exceed the carrying amount of our goodwill.

To estimate fair value, we use two generally accepted valuation approaches, an income approach and a market approach, using assumptions consistent with a market participant's perspective. Under the income approach, we use anticipated cash flows over a period of years plus a terminal value and discount these amounts to their present value using appropriate discount rates. Under the market approach, we apply acquisition multiples to forecasted cash flows. The acquisition multiples used are consistent with historical market transactions. The forecasted cash flows are based on average forecasted cash flows over a period of years.

Our goodwill impairment analysis performed in 2023 and 2022 utilized a qualitative assessment and did not result in any impairment indicators, nor did our analysis reflect our reporting unit at risk. Subsequent to July 1, 2023, no event has occurred indicating that it is more likely than not that our fair value is less than the carrying value of our net assets.

We assess our long-lived assets for impairment whenever events or changes in circumstances indicate that an asset's carrying amount may not be recoverable. An impairment is indicated if the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. If an impairment is indicated, we record an impairment loss equal to the difference between the carrying value and the fair value of the long-lived asset. We determined that there were no material asset impairments in 2023, 2022 or 2021.

**Securitized Intangible Asset -** On November 18, 2022, KGSS-I acquired the Securitized Utility Tariff Property from Kansas Gas Service for $327.4 million. The Securitized Utility Tariff Property is classified as a securitized intangible asset on our consolidated balance sheets. This securitized intangible asset will be amortized over 10 years, the estimated period needed to collect the required amounts from Kansas Gas Service's customers to service the Securitized Utility Tariff Bonds. The amortization expense related to the securitized intangible asset will be included in depreciation and amortization expense in our consolidated statements of income. For the years ended December 31, 2023 and 2022, we recorded $30.2 million and $3.5 million, respectively, of amortization expense related to the securitized intangible asset. At the end of its life, this securitized intangible asset will have no residual value. See Note 5 for additional information about the Securitized Utility Tariff Bonds and Notes 3 and 7 for additional information about the securitization transactions.

Finite-lived intangible assets are stated at cost, net of accumulated amortization, which is recorded on a straight-line or accelerated basis over the life of the asset. We review amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of amortizable intangible assets is not recoverable, we reduce the carrying amount of such assets to fair value.

**Regulation** - We are subject to the rate regulation and accounting requirements of the OCC, KCC, RRC and various municipalities in Texas. We follow the accounting and reporting guidance for regulated operations, including evaluating regulatory decisions to determine appropriate revenue recognition, cost deferrals and recoverability for regulatory assets and refund requirements for regulatory liabilities. During the ratemaking process, regulatory authorities set the framework for what we can charge customers for our services and establish the manner that our costs are accounted for, including allowing us to defer recognition of certain costs and permitting recovery of the amounts through rates over time, as opposed to expensing such costs as incurred. Examples include weather normalization, unrecovered purchased-gas costs, extraordinary costs associated with Winter Storm Uri, pension and postemployment benefit costs and ad-valorem taxes. This allows us to stabilize rates over time rather than passing such costs on to the customer for immediate recovery. Actions by regulatory authorities could have an effect on the amount recovered from customers. Any difference in the amount recoverable and the amount deferred is recorded as income or expense at the time of the regulatory action. A write-off of regulatory assets and costs not recovered may be required if all or a portion of the regulated operations have rates that are no longer:

- established by independent regulators;
- designed to recover our costs of providing regulated services; and
- set at levels that will recover our costs when considering the demand and competition for our services.

Should recovery cease due to regulatory actions, certain of these assets may no longer meet the criteria for recognition and accordingly, a write-off of regulatory assets and stranded costs may be required. There were no write-offs of regulatory assets resulting from the failure to meet the criteria for capitalization during 2023, 2022 and 2021.

See Note 3 for additional information regarding our regulatory assets and liabilities.

**Pension and Other Postemployment Employee Benefits** - We have defined benefit pension plans covering eligible employees, all of which are closed to new participants. We also sponsor welfare plans that provide other postemployment medical and life insurance benefits to eligible employees who retire with at least five years of service. To calculate the costs and liabilities related to our plans, we utilize an outside actuarial consultant, which uses statistical and other factors to anticipate future events. These factors include assumptions about the discount rate, expected return on plan assets, rate of future compensation increases, age and mortality and employment periods. We use tables issued by the Society of Actuaries to estimate mortality rates. In determining the projected benefit obligations and costs, assumptions can change from period to period and may result in material changes in the cost and liabilities we recognize.

**Income Taxes** - Deferred income taxes are recorded for the difference between the financial statement and income tax basis of assets and liabilities and carryforward items, based on income tax laws and rates existing at the time the temporary differences are expected to reverse. The effect on deferred income taxes of a change in tax rates is deferred and amortized for operations regulated by the OCC, KCC, RRC and various municipalities in Texas, if, as a result of an action by a regulator, it is probable that the effect of the change in tax rates will be recovered from or returned to customers through future rates. We continue to amortize previously deferred investment tax credits for ratemaking purposes over the periods prescribed by our regulators.

A valuation allowance for deferred income tax assets is recognized when it is more likely than not that some or all of the benefit from the deferred income tax asset will not be realized. To assess that likelihood, we use estimates and judgment regarding our future taxable income, as well as the jurisdiction in which such taxable income is generated, to determine whether a valuation allowance is required. Such evidence can include our current financial position, our results of operations, both actual and forecasted, the reversal of deferred income tax liabilities, as well as the current and forecasted business economics of our industry. We had no valuation allowance at December 31, 2023 and 2022.

We utilize a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position that is taken or expected to be taken in a tax return. We reflect penalties and interest as part of income tax expense as they become applicable for tax provisions that do not meet the more-likely-than-not recognition threshold and measurement attribute. There were no material uncertain tax positions at December 31, 2023 and 2022.

Changes in tax laws or tax rates are recognized in the financial reporting period that includes the enactment date.

See Note 12 for additional information regarding income taxes.

**Asset Retirement Obligations** - Asset retirement obligations represent legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. Certain long-lived assets that comprise our natural gas distribution systems, primarily our pipeline assets, are subject to agreements or regulations that give rise to an asset retirement obligation for removal or other disposition costs associated with retiring the assets in place upon the discontinued use of the natural gas distribution system. We recognize the fair value of a liability for an asset retirement obligation in the period when it is incurred if a reasonable estimate of the fair value can be made. We are not able to estimate reasonably the fair value of the asset retirement obligations for portions of our assets because the settlement dates are indeterminable given our expected continued use of the assets with proper maintenance. We expect our natural gas distribution systems will continue in operation for the foreseeable future. Based on our proximity to significant natural gas reserves and infrastructure and the widespread use of natural gas for heating and cooking activities by residential and commercial customers in our service areas, we expect supply and demand to exist for the foreseeable future.

In accordance with long-standing regulatory treatment, we collect through rates the estimated costs of removal on certain regulated properties through depreciation expense as a portion of the net salvage value component of our composite deprecation rates, with a corresponding credit to accumulated depreciation and amortization. These removal costs collected through our rates include costs attributable to legal and nonlegal removal obligations. These costs are addressed prospectively in depreciation rates, rather than as a regulatory liability, in each general rate order.

For financial reporting purposes, if the removal costs collected have exceeded our removal costs incurred, we estimate a regulatory liability using current rates since the last general rate order in each of our jurisdictions. At December 31, 2023 and 2022, we have not recorded a regulatory liability, as our removal costs incurred have exceeded amounts collected through our depreciation rates. Significant uncertainty exists regarding the recording of these regulatory liabilities, pending, among other issues, clarification of regulatory intent. We continue to monitor the regulatory requirements, and any future regulatory liabilities incurred may be adjusted as more information is obtained. To the extent these estimated liabilities are adjusted, such amounts will be reclassified between accumulated depreciation and amortization and regulatory liabilities on our balance sheet and therefore will not have an impact on earnings.

**Contingencies** - Our accounting for contingencies covers a variety of business activities, including contingencies for legal and environmental exposures. We accrue these contingencies when our assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be estimated reasonably. We expense legal fees as incurred and base our legal liability estimates on currently available facts and our estimates of the ultimate outcome or resolution. Accruals for the estimated cost of environmental remediation obligations generally are recognized no later than the completion of a remediation feasibility study. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Actual results may differ from our estimates resulting in an impact, positive or negative, on earnings.

See Note 15 for additional information regarding contingencies.

**Share-Based Payments** - We expense the fair value of share-based payments net of estimated forfeitures. We estimate forfeiture rates based on historical forfeitures under our share-based payment plans.

**Earnings per share** - Basic EPS is calculated by dividing net income by the daily weighted-average number of common shares outstanding during the periods presented, which includes fully vested stock awards that have not yet been issued as common stock. Diluted EPS is based on shares outstanding for the calculation of basic EPS, plus unvested stock awards granted under our compensation plans and equity forward sale agreements, but only to the extent these instruments dilute earnings per share.

**Reclassifications** - A reclassification has been made in the prior-year financial statements to conform to the current-year presentation. We have updated our consolidated balance sheet at December 31, 2022, to disaggregate "current maturities of other long-term debt," which had previously been included in "other current liabilities," to conform to our current-year presentation.

**Recently Issued Accounting Standards Update** - In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which will enhance annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's operations. The amendments require disclosure of additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate (the rate reconciliation) for federal, state, and foreign income taxes. They also require greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. In addition to new disclosures associated with the rate reconciliation, the amendments in this update require information pertaining to taxes paid (net of refunds received) to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. The amendments in this update are effective for annual periods beginning after December 15, 2023, and early adoption is permitted. We are currently assessing the timing and impacts of adopting this standard.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which will improve annual and interim reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendment enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. The amendments in this update are effective for annual periods beginning after December 15, 2023, and interim periods within annual periods beginning after December 15, 2024. Early adoption is permitted. We are currently assessing the timing and impacts of adopting this standard.

In November 2021, the FASB issued ASU 2021-10, "Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance," which will require disclosure about government assistance in the notes to the financial statements. The amendment requires annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy, including information about the nature of the transactions and the related accounting policy used to account for the transactions, the line items on the balance sheet and income statement that are affected by the transactions and the significant terms and conditions of the transactions, including commitments and contingencies. The amendment became effective for us beginning January 1, 2022. As the guidance is related only to disclosures in the notes to the financial statements, it did not impact our financial position, results of operations or cash flows. See Note 3 for additional discussion regarding our securitization transactions with the Oklahoma and Texas governments that are accounted for by applying a grant accounting model by analogy.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting," which provides relief from the accounting analysis and impacts that may otherwise be required for modifications to agreements (e.g., loans, debt securities, derivatives, borrowings) necessitated by reference rate reform. It also provides optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. In the first quarter 2020, we adopted this new guidance effective for contracts modified between March 12, 2020 and December 31, 2022. In March 2022, we amended the ONE Gas Credit Agreement to change the defined benchmark rate to SOFR from LIBOR. Our adoption and subsequent amendment of the ONE Gas Credit Agreement did not result in a material impact to our consolidated financial statements.

## 2.    REVENUE

The following table sets forth our revenues disaggregated by source for the periods indicated:

| | | Years Ended December 31, | | | |
|---|---|---|---|---|---|
| | | 2023 | | 2022 | 2021 |
| | | *(Thousands of dollars)* | | | |
| Natural gas sales to customers | $ | 2,141,908 | $ 2,410,048 | $ | 1,652,566 |
| Transportation revenues | | 132,945 | 125,951 | | 118,492 |
| Securitization customer charges (Note 17) | | 48,677 | 5,769 | | — |
| Miscellaneous revenues | | 22,791 | 19,850 | | 16,757 |
| Total revenues from contracts with customers | | 2,346,321 | 2,561,618 | | 1,787,815 |
| Other revenues - natural gas sales related | | 12,764 | 3,403 | | 9,650 |
| Other revenues | | 12,905 | 12,984 | | 11,132 |
| Total other revenues | | 25,669 | 16,387 | | 20,782 |
| Total revenues | $ | 2,371,990 | $ 2,578,005 | $ | 1,808,597 |

Accrued unbilled natural gas sales revenues at December 31, 2023 and December 31, 2022, were $191.4 million and $269.5 million, respectively, and are included in accounts receivable on our consolidated balance sheets.

## 3.    REGULATORY ASSETS AND LIABILITIES

The tables below present a summary of regulatory assets and liabilities, net of amortization, for the periods indicated:

| | Remaining Recovery Period | Current | Noncurrent | Total |
|---|---|---|---|---|
| | | **December 31, 2023** | | |
| | | (*Thousands of dollars*) | | |
| Winter weather event costs | (a) | $ 22,633 | $ 21,495 | $ 44,128 |
| Under-recovered purchased-gas costs | 1 year | 10,391 | — | 10,391 |
| Pension and postemployment benefit costs | See Note 11 | 6,379 | 228,092 | 234,471 |
| Reacquired debt costs | 6 years | 723 | 2,712 | 3,435 |
| MGP remediation costs | 15 years | 98 | 31,893 | 31,991 |
| Ad-valorem tax | 1 year | 14,533 | — | 14,533 |
| WNA | 1 year | 11,404 | — | 11,404 |
| Customer credit deferrals | 1 year | 6,184 | — | 6,184 |
| Other | 1 to 18 years | 2,963 | 3,714 | 6,677 |
| Total regulatory assets, net of amortization | | 75,308 | 287,906 | 363,214 |
| Income tax rate changes | (a) | — | (500,478) | (500,478) |
| Over-recovered purchased-gas costs | 1 year | (66,901) | — | (66,901) |
| Total regulatory liabilities | | (66,901) | (500,478) | (567,379) |
| Net regulatory assets and liabilities | | $ 8,407 | $ (212,572) | $ (204,165) |

(a) Recovery period varies by jurisdiction. See discussion below for additional information regarding our regulatory assets related to winter weather event costs and regulatory liabilities related to federal income tax rate changes.

| | Remaining Recovery Period | Current | Noncurrent | Total |
|---|---|---|---|---|
| | | **December 31, 2022** | | |
| | | (*Thousands of dollars*) | | |
| Winter weather event costs | (a) | $ 221,926 | $ 36,291 | $ 258,217 |
| Under-recovered purchased-gas costs | 1 year | 19,755 | — | 19,755 |
| Pension and postemployment benefit costs | See Note 11 | — | 258,257 | 258,257 |
| Reacquired debt costs | 6 years | 812 | 3,347 | 4,159 |
| MGP remediation costs | 15 years | 98 | 29,743 | 29,841 |
| Ad-valorem tax | 1 year | 13,359 | — | 13,359 |
| WNA | 1 year | 8,474 | — | 8,474 |
| Customer credit deferrals | 1 year | 9,504 | — | 9,504 |
| Other | 1 to 18 years | 1,644 | 3,193 | 4,837 |
| Total regulatory assets, net of amortization | | 275,572 | 330,831 | 606,403 |
| Pension and other postemployment benefit costs | See Note 11 | (8,228) | — | (8,228) |
| Income tax rate changes | (a) | — | (529,441) | (529,441) |
| Over-recovered purchased-gas costs | 1 year | (39,639) | — | (39,639) |
| Total regulatory liabilities | | (47,867) | (529,441) | (577,308) |
| Net regulatory assets and liabilities | | $ 227,705 | $ (198,610) | $ 29,095 |

(a) Recovery period varies by jurisdiction. See discussion below for additional information regarding our regulatory assets related to winter weather event costs and regulatory liabilities related to federal income tax rate changes.

Regulatory assets in our consolidated balance sheets, as authorized by various regulatory authorities, are probable of recovery. Base rates and certain riders are designed to provide a recovery of costs during the period such rates are in effect, but do not generally provide for a return on investment for amounts we have deferred as regulatory assets. All of our regulatory assets are subject to review by the respective regulatory authorities during future regulatory proceedings.

**Winter weather event costs** - In February 2021, the U.S. experienced Winter Storm Uri, a historic winter weather event impacting supply, market pricing and demand for natural gas in a number of states, including our service territories of Oklahoma, Kansas, and Texas. During this time, the governors of Oklahoma, Kansas, and Texas each declared a state of emergency, and certain regulatory agencies issued emergency orders that impacted the utility and natural gas industries, including statewide utility curtailment programs and orders requiring jurisdictional natural gas and electric utilities to do all things possible and necessary to ensure that natural gas and electricity utility services continued to be provided to their customers. Due to the historic nature of this winter weather event, we experienced unforeseeable and unprecedented market pricing for natural gas in our Oklahoma, Kansas, and Texas jurisdictions, which resulted in aggregated natural gas purchases for the month of February 2021 of approximately $2.1 billion.

Oklahoma - In August 2022, the ODFA completed the issuance of $1.4 billion in ratepayer-backed bonds with varying scheduled final maturities over 30 years, consistent with the OCC financing order. The bonds are limited and special revenue obligations of the ODFA, payable solely from the securitization bond collateral and are not an obligation of Oklahoma Natural Gas or any of its affiliates.

The proceeds received by Oklahoma Natural Gas were approximately $1.3 billion, which represents the amount of the securitization bonds issued by the ODFA less issuance costs. The receipt of these proceeds represents Oklahoma Natural Gas' recovery of the approximately $1.3 billion of authorized extraordinary natural gas purchase costs and other operational costs incurred during Winter Storm Uri, as well as carrying costs.  Beginning September 1, 2022, Oklahoma Natural Gas acts as a servicer, with responsibility for collecting the securitization charges from Oklahoma customers that are then submitted to the ODFA to repay the securitization bonds. The collection and remittance of these funds on behalf of the ODFA are recorded in other current liabilities in our consolidated balance sheets.

Kansas - In November 2022, KGSS-I issued $336 million of 5.486 percent Securitized Utility Tariff Bonds. KGSS-I used the proceeds from the issuance to purchase the Securitized Utility Tariff Property from Kansas Gas Service, pay for debt issuance costs, and reimburse Kansas Gas Service for upfront securitization costs paid by Kansas Gas Service on behalf of KGSS-I. See Notes 1 and 5 for additional information about the Securitized Utility Tariff Bonds and Note 17 for additional information about the securitization transaction in Kansas.

Texas - Pursuant to securitization legislation enacted in Texas as a result of Winter Storm Uri and a June 2021 RRC Notice to Gas Utilities, Texas Gas Service submitted an application to the RRC in July 2021, for an order authorizing the amount of extraordinary costs for recovery and other such specifications necessary for the issuance of securitized bonds.

In February 2022, the RRC issued a single financing order for Texas Gas Service and other natural gas utilities in Texas participating in the securitization process, which included a determination that the approved costs will be collected from customers over a period of not more than 30 years. The TPFA formed the TNG Corporation, a new independent public authority, to issue the securitized bonds.

In March 2023, the TNG Corporation completed the issuance of the Customer Rate Relief (Winter Storm Uri), Taxable Series 2023 Bonds and we received our portion of the net proceeds, which was approximately $197 million. The proceeds were used to repay certain indebtedness and for general corporate purposes. Interest costs that exceeded the amount securitized have been deferred and will be addressed in the next general rate proceeding in each applicable jurisdiction in Texas.

At December 31, 2023, Texas Gas Service had deferred approximately $26.6 million in extraordinary costs associated with Winter Storm Uri attributable to its former West Texas service area. Pursuant to the approved settlement order, Texas Gas Service began collecting the extraordinary costs, including carrying costs, from those customers in January 2022.

GAAP does not provide comprehensive recognition and measurement guidance for many forms of government assistance received by business entities. Accordingly, we have accounted for the proceeds received from the ODFA and TNG Corporation by analogy to International Accounting Standards No. 20, "Accounting for Government Grants and Disclosure of Government Assistance" consistent with a grant related to income. The proceeds received and the corresponding recognition of the deferred regulatory asset have been reflected in cost of natural gas in our consolidated statements of income. As the proceeds reflect the recovery of our winter weather event regulatory asset, there was no material impact to earnings.

The deferred winter weather event costs also include invoiced costs for natural gas purchases during Winter Storm Uri that have not been paid as we work with our suppliers for Kansas and Texas to resolve discrepancies in invoiced amounts. These amounts may be adjusted as the differences with suppliers are resolved. Settlements of these amounts are recoverable through the purchased gas cost mechanisms in the respective state. Future adjustments to the amounts are not expected to have a material impact on earnings.

**Other regulatory assets and liabilities** - Purchased-gas costs represent the natural gas costs that have been over- or under-recovered from customers through the purchased-gas cost adjustment mechanisms, and includes natural gas utilized in our operations and premiums paid and any cash settlements received from our purchased natural gas call options.

The OCC, KCC and regulatory authorities in Texas have approved the recovery of pension costs and other postemployment benefits costs through rates for Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, respectively. The costs recovered through rates are based on the net periodic benefit cost for defined benefit pension and other postemployment costs. Differences, if any, between the net periodic benefit cost, net of deferrals, and the amount recovered through rates are reflected in earnings. We historically have recovered defined benefit pension and other postemployment benefit costs through rates. We believe it is probable that regulators will continue to include the net periodic pension and other postemployment benefit costs in our cost of service.

We amortize reacquired debt costs in accordance with the accounting guidelines prescribed by the OCC and the KCC.

See Note 15 for additional information regarding our regulatory assets for MGP remediation costs.

Ad-valorem tax represents the difference in Kansas Gas Service's taxes incurred each year above or below the amount approved in base rates. This difference is deferred as a regulatory asset or liability for a 12-month period. Kansas Gas Service then applies an adjustment to customers' bills to refund the over-collected revenue or bill the under-collected revenue over the subsequent 12 months.

Weather normalization represents revenue over- or under-recovered through the WNA rider in Kansas. This amount is deferred as a regulatory asset or liability for a 12-month period. Kansas Gas Service then applies an adjustment to customers' bills for 12 months to refund the over-collected revenue or bill the under-collected revenue.

The customer credit deferrals and the noncurrent regulatory liability for income tax rate changes represents deferral of the effects of enacted federal and state income tax rate changes on our ADIT and the effects of these changes on our rates. See Note 12 for additional information regarding the impact of income tax rate changes.

Recovery through rates resulted in amortization of regulatory assets of approximately $14.7 million, $9.4 million and $5.5 million for the years ended December 31, 2023, 2022 and 2021, respectively.

## 4.  CREDIT FACILITY AND SHORT-TERM DEBT

In October 2023, we entered into an agreement that increased the capacity of the ONE Gas Credit Agreement to $1.2 billion from $1.0 billion.

In March 2023, we entered into an extension agreement related to the ONE Gas Credit Agreement that extended the maturity date to March 16, 2028, from March 16, 2027.

Other than the increased commitments and term extension, all other terms and conditions of the ONE Gas Credit Agreement remain in full force and effect.

The ONE Gas Credit Agreement provides for a $1.2 billion revolving unsecured credit facility and includes a $20 million letter of credit subfacility and a $60 million swingline subfacility. We can request an increase in commitments of up to an additional $300 million upon satisfaction of customary conditions, including receipt of commitments from either new lenders or increased commitments from existing lenders. The ONE Gas Credit Agreement is available to provide liquidity for working capital, capital expenditures, acquisitions and mergers, the issuance of letters of credit and for other general corporate purposes.

The ONE Gas Credit Agreement contains certain financial, operational and legal covenants. Among other things, these covenants include maintaining ONE Gas' total debt-to-capital ratio of no more than 70 percent at the end of any calendar quarter. At December 31, 2023, our total debt-to-capital ratio was 52 percent and we were in compliance with all covenants under the ONE Gas Credit Agreement. We may reduce the unutilized portion of the ONE Gas Credit Agreement in whole or in part without premium or penalty. The ONE Gas Credit Agreement contains customary events of default. Upon the occurrence of certain events of default, the obligations under the ONE Gas Credit Agreement may be accelerated and the commitments may be terminated.

At December 31, 2023, we had $1.4 million in letters of credit issued and no borrowings under the ONE Gas Credit Agreement, with approximately $1.2 billion of remaining credit, which is available to repay our commercial paper borrowings.

In November 2023, we increased the capacity of our commercial paper program to $1.2 billion from $1.0 billion.

Under our commercial paper program, we may issue unsecured commercial paper up to a maximum amount of $1.2 billion to fund short-term borrowing needs. The maturities of the commercial paper vary but may not exceed 270 days from the date of issue. Commercial paper is generally sold at par less a discount representing an interest factor. At December 31, 2023 and December 31, 2022, we had $88.5 million and $552.0 million of commercial paper outstanding with a weighted-average interest rate of 5.60 percent and 4.75 percent, respectively.

## 5. LONG-TERM DEBT

The table below presents a summary of our long-term debt outstanding for the periods indicated:

| | Interest rate at December 31, 2023 | | December 31, 2023 | | December 31, 2022 |
|---|---|---|---|---|---|
| | | | (*Thousands of dollars*) | | |
| Senior Notes due: | | | | | |
| February 2024 | 3.610% | $ | 300,000 | $ | 300,000 |
| March 2024 | 1.100% | | 473,000 | | 473,000 |
| April 2029 | 5.100% | | 300,000 | | — |
| May 2030 | 2.000% | | 300,000 | | 300,000 |
| September 2032 | 4.250% | | 300,000 | | 300,000 |
| February 2044 | 4.658% | | 600,000 | | 600,000 |
| November 2048 | 4.500% | | 400,000 | | 400,000 |
| Total Senior Notes | | | 2,673,000 | | 2,373,000 |
| KGSS-I Securitized Utility Tariff Bonds | 5.486% | | 315,284 | | 336,000 |
| Other | 8.000% | | 1,238 | | 1,250 |
| Unamortized discounts on long-term debt | | | (7,615) | | (7,636) |
| Debt issuance costs (a) | | | (21,092) | | (20,143) |
| Total long-term debt, net | | | 2,960,815 | | 2,682,471 |
| Less: current maturities of securitized utility tariff bonds, net | | | 27,430 | | 20,716 |
| Less: current maturities of other long-term debt, net | | | 772,984 | | 12 |
| Noncurrent portion of long-term debt, net | | $ | 2,160,401 | $ | 2,661,743 |

(a) Includes issuance costs for the KGSS-I Securitized Utility Tariff Bonds of $5.3 million and $5.9 million, respectively.

Senior Notes - In December 2023, we issued $300 million of 5.10 percent senior notes due April 2029. The proceeds from the issuance were used to repay amounts outstanding under our commercial paper program and for general corporate purposes.

In August 2022, we issued $300 million of 4.25 percent senior notes due September 2032. The proceeds from the issuance were used to repay amounts outstanding under our commercial paper program and for general corporate purposes.

In August 2022, we called $750 million of the $1.0 billion of 0.85 percent senior notes due March 2023, $150 million of the $700 million of 1.10 percent senior notes due March 2024 and the remaining $400 million of outstanding floating-rate senior notes due March 2023, using the proceeds received from the Oklahoma government in our securitization transaction for Oklahoma Natural Gas.

In November 2022, we called the remaining $250 million of the $1.0 billion of 0.85 percent senior notes due March 2023 and $77 million of the $700 million of 1.10 percent senior notes due March 2024, using the proceeds from the securitization transaction for Kansas Gas Service.

The indenture governing our Senior Notes includes an event of default upon the acceleration of other indebtedness of $100 million or more. Such events of default would entitle the trustee or the holders of 25 percent in aggregate principal amount of the outstanding Senior Notes to declare those Senior Notes immediately due and payable in full.

Depending on the series, we may redeem our Senior Notes at par, plus accrued and unpaid interest to the redemption date, starting three months or six months before their maturity dates. Prior to these dates, we may redeem these Senior Notes, in whole or in part, at a redemption price equal to the principal amount, plus accrued and unpaid interest and a make-whole premium. The redemption price will never be less than 100 percent of the principal amount of the respective Senior Note plus accrued and unpaid interest to the redemption date. The remaining $473 million of outstanding principal of our 1.10 percent senior notes due March 2024 can be called at par with a 30-day notice. Senior Notes are senior unsecured obligations, ranking equally in right of payment with all of our existing and future unsecured senior indebtedness.

Securitized Utility Tariff Bonds - On November 18, 2022, KGSS-I issued $336 million of 5.486 percent Securitized Utility Tariff Bonds. The Securitized Utility Tariff Bonds have a term of 10 years with semi-annual principal repayments that began on August 1, 2023, and an expected weighted average life of 5.5 years. The bonds are governed by an indenture between KGSS-I and the indenture trustee. The indenture contains certain covenants that restrict KGSS-I's ability to sell, transfer, convey, exchange, or otherwise dispose of its assets. See Notes 3 and 17 for additional discussion of the securitization transactions.

The KGSS-I Securitized Utility Tariff Bonds are governed by an indenture between KGSS-I and the indenture trustee. The indenture contains certain covenants that restrict KGSS-I's ability to sell, transfer, convey, exchange, or otherwise dispose of its assets. See Note 17 for additional discussion of the Kansas securitization transaction.

## 6.    LEASES

We have operating leases for office facilities, gas storage facilities, IT equipment and right-of-way contracts. Our leases have remaining lease terms of 1 to 6 years, some of which include options to extend the leases for up to 10 years, and some of which include options to terminate the leases within specified time frames. We have not entered into any finance leases.

Our right-of-use asset is $21.0 million and $23.3 million as of December 31, 2023 and 2022, respectively, and is reported within other assets in our consolidated balance sheets. Operating lease liabilities are reported within our other current liabilities and other liabilities in our consolidated balance sheets. Total operating lease cost including immaterial amounts attributable to short-term operating leases was $7.7 million, $7.8 million, and $8.2 million in 2023, 2022 and 2021, respectively.

In 2023, we reassessed certain operating leases for office facilities and IT equipment which were extended or modified, resulting in an increase of $3.9 million in our right-of-use asset and operating lease liability.

| | | Year Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| Other information related to operating leases | | 2023 | | 2022 | | 2021 |
| | | *(Millions of dollars)* | | | | |
| Weighted-average remaining lease term | | 4 years | | 5 years | | 6 years |
| Weighted-average discount rate | | 4.28 % | | 4.04 % | | 2.78 % |
| Supplemental cash flows information | | | | | | |
| Lease payments | $ | (8.3) | $ | (8.2) | $ | (8.0) |
| Right-of-use assets obtained in exchange for lease obligations | $ | 3.9 | $ | 0.3 | $ | 0.4 |

| | | December 31, 2023 |
| --- | --- | --- |
| Future minimum lease payments under non-cancellable operating leases | | |
| | | *(Millions of dollars)* |
| 2024 | $ | 6.7 |
| 2025 | | 4.9 |
| 2026 | | 3.3 |
| 2027 | | 3.1 |
| 2028 | | 2.8 |
| Thereafter | | 1.4 |
| Total future minimum lease payments | $ | 22.2 |
| Imputed interest | | (1.9) |
| Total operating lease liability | $ | 20.3 |
| | | |
| **Consolidated balance sheets as of December 31, 2023** | | |
| Current operating lease liability | $ | 6.0 |
| Long-term operating lease liability | | 14.3 |
| Total operating lease liability | $ | 20.3 |

## 7. EQUITY

**Preferred Stock** - At December 31, 2023, we had 50 million, $0.01 par value, authorized shares of preferred stock available. We have not issued or established any classes or series of shares of preferred stock.

**Common Stock** - At December 31, 2023, we had approximately 193.5 million shares of authorized common stock available for issuance.

**Equity Issuances -** On December 28, 2023, we settled under forward contracts 1,032,403 shares (289,403 from forwards related to an at-the-market equity distribution agreement and 743,000 from forwards related to underwriting agreements) of our common stock for net proceeds of $79.0 million.

In December 2023, we amended the forward sale agreement we entered into in March 2023 to extend the maturity date of 657,000 shares to December 31, 2024 from December 29, 2023. The amended forward sale agreement provides for settlement on a date, or dates, to be specified at our discretion, but which will occur no later than December 31, 2024, for 1,257,000 shares of common stock.

In September 2023, we entered into an underwriting agreement and two forward sale agreements for 1.2 million and 180,000 shares of our common stock, respectively. The forward sale agreements provide for settlement on a date, or dates, to be specified at our discretion, but which will occur no later than December 31, 2024.

In June 2023, we executed forward sale agreements under our current at-the-market equity program for 926,465 shares of our common stock.

In March 2023, we entered into an underwriting agreement and a forward sale agreement for 2.0 million shares of our common stock. The forward sale agreement provided for settlement on a date, or dates, to be specified at our discretion, but which will occur no later than December 29, 2023, for 1.4 million shares of common stock and by December 31, 2024, for the remaining balance.

In February 2023, we entered into an at-the-market equity distribution agreement under which we may issue and sell shares of our common stock with an aggregate offering price up to $300 million. This at-the-market equity program replaced our previous at-the-market equity program, which began in February 2020, and expired in February 2023. Sales of common stock are made by means of ordinary brokers' transactions on the NYSE, in block transactions or as otherwise agreed to between us and the sales agent. We are under no obligation to offer and sell common stock under the program. At December 31, 2023, we had $225.5 million of equity available for issuance under the program.

The following table summarizes all of our outstanding forward sale agreements at December 31, 2023:

| Maturity | Original Shares | Remaining Shares | Net Proceeds Available (in thousands) | Forward Price |
|---|---|---|---|---|
| December 31, 2024 | 926,465 | 926,465 $ | 74,396 $ | 80.30 |
| December 31, 2024 | 2,000,000 | 1,257,000 | 96,709 | 76.94 |
| December 31, 2024 | 1,200,000 | 1,200,000 | 88,823 | 74.02 |
| December 31, 2024 | 180,000 | 180,000 | 13,315 | 73.97 |
| **Total forward sale agreements** | **4,306,465** | **3,563,465** $ | **273,243** $ | **76.68** |

For the year ended December 31, 2022, under our at-the-market equity distribution agreement we sold and issued 403,792 shares of our common stock for $35.0 million, generating proceeds, net of issuance costs, of $34.7 million.

For the year ended December 31, 2022, we executed forward sale agreements related to our at-the-market equity distribution agreement for 1,451,474 shares of our common stock. On December 30, 2022, we settled forward sales agreements with respect to 1,162,071 shares of our common stock for net proceeds of $93.8 million.

**Dividends Declared** - For the years ended December 31, 2023 and 2022, we declared and paid dividends of $2.60 per share ($0.65 per share quarterly) and $2.48 per share ($0.62 per share quarterly), respectively. In January 2024, we declared a dividend of $0.66 per share ($2.64 per share on an annualized basis) for shareholders of record as of February 23, 2024, payable on March 8, 2024.

## 8.    ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table sets forth the balance in accumulated other comprehensive loss for the periods indicated:

| | Accumulated Other Comprehensive Income (Loss) |
|---|---:|
| | *(Thousands of dollars)* |
| January 1, 2022 | $            (6,527) |
| Pension and other postemployment benefit plans obligations | |
| Other comprehensive income before reclassification, net of tax of $(1,669) | 5,701 |
| Amounts reclassified from accumulated other comprehensive income (loss), net of tax of $(36) | 122 |
| Other comprehensive income | 5,823 |
| December 31, 2022 | (704) |
| Pension and other postemployment benefit plans obligations | |
| Other comprehensive loss before reclassification, net of tax of $140 | **(479)** |
| Amounts reclassified from accumulated other comprehensive income, net of tax of $— | **1** |
| Other comprehensive loss | **(478)** |
| December 31, 2023 | **$            (1,182)** |

The following table sets forth the effect of reclassifications from accumulated other comprehensive loss in our consolidated statements of income for the periods indicated:

| Details About Accumulated Other Comprehensive Loss Components | | Years Ended December 31, | | | Affected Line Item in the Consolidated Statements of Income |
|---|---|---|---|---|---|
| | | 2023 | 2022 | 2021 | |
| | | *(Thousands of dollars)* | | | |
| Pension and other postemployment benefit plan obligations (a) | | | | | |
| Amortization of net loss | $ | **1,960** $ | 17,010 $ | 45,896 | |
| Amortization of unrecognized prior service cost | | **525** | 289 | (279) | |
| | | **2,485** | 17,299 | 45,617 | |
| Regulatory adjustments (b) | | **(2,484)** | (17,141) | (44,055) | |
| | | **1** | 158 | 1,562 | Income before income taxes |
| | | **—** | (36) | (390) | Income tax expense |
| Total reclassifications for the period | $ | **1** $ | 122 $ | 1,172 | Net income |

(a) These components of accumulated other comprehensive loss are included in the computation of net periodic benefit cost. See Note 11 for additional detail of our net periodic benefit cost.
(b) Regulatory adjustments represent pension and other postemployment benefit costs expected to be recovered through rates and are deferred as part of our regulatory assets. See Note 3 for additional disclosures of regulatory assets and liabilities.

## 9.    EARNINGS PER SHARE

Basic EPS is calculated by dividing net income by the daily weighted-average number of common shares outstanding during the periods presented, which includes fully vested stock awards that have not yet been issued as common stock. Diluted EPS is based on shares outstanding for the calculation of basic EPS, plus unvested stock awards granted under our compensation plans and equity forward sale agreements, but only to the extent these instruments dilute earnings per share.

The following tables set forth the computation of basic and diluted EPS from continuing operations for the periods indicated:

| | Year Ended December, 31, 2023 | | |
| --- | --- | --- | --- |
| | Income | Shares | Per Share Amount |
| | (*Thousands, except per share amounts*) | | |
| **Basic EPS Calculation** | | | |
| Net income available for common stock | $ 231,232 | 55,600 | $ 4.16 |
| **Diluted EPS Calculation** | | | |
| Effect of dilutive securities | — | 260 | |
| Net income available for common stock and common stock equivalents | $ 231,232 | 55,860 | $ 4.14 |

| | Year Ended December, 31, 2022 | | |
| --- | --- | --- | --- |
| | Income | Shares | Per Share Amount |
| | (*Thousands, except per share amounts*) | | |
| **Basic EPS Calculation** | | | |
| Net income available for common stock | $ 221,742 | 54,207 | $ 4.09 |
| **Diluted EPS Calculation** | | | |
| Effect of dilutive securities | — | 131 | |
| Net income available for common stock and common stock equivalents | $ 221,742 | 54,338 | $ 4.08 |

| | Year Ended December, 31, 2021 | | |
| --- | --- | --- | --- |
| | Income | Shares | Per Share Amount |
| | (*Thousands, except per share amounts*) | | |
| **Basic EPS Calculation** | | | |
| Net income available for common stock | $ 206,434 | 53,575 | $ 3.85 |
| **Diluted EPS Calculation** | | | |
| Effect of dilutive securities | — | 99 | |
| Net income available for common stock and common stock equivalents | $ 206,434 | 53,674 | $ 3.85 |

## 10.    SHARE-BASED PAYMENTS

The ECP provides for the granting of stock-based compensation, including incentive stock options, nonstatutory stock options, stock bonus awards, restricted stock awards, restricted stock unit awards, performance stock awards and performance unit awards to eligible employees and the granting of stock awards to non-employee directors. At December 31, 2023, we have 4.3 million shares of common stock reserved for issuance under the ECP. At December 31, 2023, we had approximately 1.8 million shares available for issuance under the ECP, which reflect shares issued and estimated shares expected to be issued upon vesting of outstanding awards granted under the plan, less forfeitures. The plan allows for the deferral of awards granted in stock or cash, in accordance with the Code section 409A requirements.

Compensation expense for our ECP share-based payment plans was $7.8 million, net of tax benefits of $2.6 million, for 2023, $6.8 million, net of tax benefits of $2.3 million, for 2022, and $7.5 million, net of tax benefits of $2.5 million, for 2021.

**Restricted Stock Unit Awards** - We have granted restricted stock unit awards to key employees that vest over a service period of generally three years and entitle the grantee to receive shares of our common stock. Restricted stock unit awards granted accrue dividend equivalents in the form of additional restricted stock units prior to vesting. Restricted stock unit awards are measured at fair value as if they were vested and issued on the grant date and adjusted for estimated forfeitures. Compensation expense is recognized on a straight-line basis over the vesting period of the award. A forfeiture rate of 3 percent per year based on historical forfeitures under our share-based payment plans is used.

**Performance Stock Unit Awards** - We have granted performance stock unit awards to key employees. The shares of common stock underlying the performance stock units vest at the expiration of a service period of generally three years if certain performance criteria are met by us as determined by the Executive Compensation Committee of the Board of Directors. Upon vesting, a holder of performance stock units is entitled to receive a number of shares of common stock equal to a percentage (0 percent to 200 percent) of the performance stock units granted, based on our total shareholder return over the vesting period, compared with the total shareholder return of a peer group of other utilities over the same period.

If paid, the outstanding performance stock unit awards entitle the grantee to receive shares of our common stock. The outstanding performance stock unit awards are equity awards with a market-based condition, which results in the compensation expense for these awards being recognized on a straight-line basis over the requisite service period, provided that the requisite service period is fulfilled, regardless of when, if ever, the market condition is satisfied. The performance stock unit awards granted accrue dividend equivalents in the form of additional performance stock units prior to vesting. The fair value of these performance stock units was estimated on the grant date based on a Monte Carlo model. The compensation expense on these awards will only be adjusted for forfeitures. A forfeiture rate of 3 percent per year based on historical forfeitures under our share-based payment plans is used.

### Restricted Stock Unit Award Activity

Total unrecognized compensation expense related to the nonvested restricted stock unit awards was $4.0 million and $3.7 million as of December 31, 2023 and 2022, respectively, which is expected to be recognized over a weighted-average period of 1.8 years. The following tables set forth activity and various statistics for restricted stock unit awards outstanding under the respective plans for the period indicated:

| | Number of Units | | Weighted-Average Grant Date Fair Value |
|---|---|---|---|
| Nonvested at December 31, 2022 | 116,633 | $ | 79.32 |
| Granted | 48,841 | $ | 81.79 |
| Vested | (31,328) | $ | 90.94 |
| Forfeited | (7,198) | $ | 77.65 |
| Nonvested at December 31, 2023 | 126,948 | $ | 77.50 |

| | 2023 | | 2022 | | 2021 |
|---|---|---|---|---|---|
| Weighted-average grant date fair value (per share) | $ 81.79 | $ | 76.96 | $ | 72.69 |
| Fair value of shares granted (thousands of dollars) | $ 3,995 | $ | 4,342 | $ | 3,660 |

For the years ended December 31, 2023, 2022 and 2021, the fair value of restricted stock vested was $2.8 million, $2.9 million, and $3.4 million, respectively.

### Performance Stock Unit Award Activity

Total unrecognized compensation expenses related to the nonvested performance stock unit awards was $9.7 million and $8.0 million as of December 31, 2023 and 2022, respectively, which is expected to be recognized over a weighted-average period of 1.8 years. The following tables set forth activity and various statistics related to our performance stock unit awards and the assumptions used by us in the valuations of the 2023, 2022 and 2021 grants at the grant date:

| | Number of Units | | Weighted-Average Grant Date Fair Value |
|---|---|---|---|
| Nonvested at December 31, 2022 | 214,537 | $ | 92.47 |
| Granted | 95,474 | $ | 105.74 |
| Vested | (50,188) | $ | 102.77 |
| Forfeited | (12,497) | $ | 97.91 |
| Nonvested at December 31, 2023 | 247,326 | $ | 95.23 |

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Volatility (a) | **29.20%** | 34.00% | 32.70% |
| Dividend yield | **3.18%** | 3.22% | 3.19% |
| Risk-free interest rate (b) | **4.37%** | 1.65% | 0.20% |

(a) - Volatility based on historical volatility over three years using daily stock price observations of our peer utilities.
(b) - Using 3-year treasury rate.

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| Weighted-average grant date fair value (per share) | **$ 105.74** | $ 95.80 | $ 82.51 |
| Fair value of shares granted (thousands of dollars) | **$ 10,095** | $ 8,360 | $ 8,860 |

For the years ended December 31, 2023, 2022 and 2021, the fair value of performance stock vested was $3.7 million, $5.2 million, and $7.2 million, respectively.

**Employee Stock Purchase Plan**

We have reserved a total of 1.25 million shares of common stock for issuance under our ESPP. Employees can choose to have up to 10 percent of their annual base pay withheld to purchase our common stock, subject to terms and limitations of the plan. The purchase price of the stock is 85 percent of the lower of the average market price of our common stock on the grant date or exercise date. Approximately 45 percent, 42 percent and 44 percent of employees participated in the plan in 2023, 2022 and 2021, respectively. For the years ended December 31, 2023, 2022 and 2021, employees purchased 108,875, 86,657, and 89,240 shares, respectively, at an average price of $58.98, $65.21 and $63.41, respectively.

Compensation expense related to our ESPP, before taxes, was $1.2 million, $1.1 million and $1.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

## 11. EMPLOYEE BENEFIT PLANS

### Defined Benefit Pension and Other Postemployment Benefit Plans

**Defined Benefit Pension Plans** - We have a defined benefit pension plan and a supplemental executive retirement plan, both of which are closed to new participants. Certain employees of the Texas Gas Service division are entitled to benefits under a frozen cash-balance pension plan. We fund our defined benefit pension costs at a level needed to maintain or exceed the minimum funding levels required by the Employee Retirement Income Security Act of 1974, as amended, and the Pension Protection Act of 2006.

**Other Postemployment Benefit Plans** - We sponsor health and welfare plans that provide postemployment medical and life insurance benefits to certain employees who retire with at least five years of service. The postemployment medical plan is contributory based on hire date, age and years of service, with retiree contributions adjusted periodically, and contains other cost-sharing features such as deductibles and coinsurance.

**Actuarial Assumptions** - The following table sets forth the weighted-average assumptions used to determine benefit obligations for pension and postemployment benefits for the periods indicated:

| | December 31, | |
| --- | --- | --- |
| | **2023** | 2022 |
| Discount rate - pension plans | **5.30%** | 5.60% |
| Discount rate - other postemployment plans | **5.40%** | 5.70% |
| Compensation increase rate | **3.50% - 4.30%** | 3.60% - 5.00% |

The following table sets forth the weighted-average assumptions used by us to determine the periodic benefit costs for pension and postemployment benefits for the periods indicated:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | 2022 | 2021 |
| Discount rate - pension plans | **5.60%** | 3.05%/4.55% (a) | 2.80% |
| Discount rate - other postemployment plans | **5.70%** | 3.00% | 2.70% |
| Expected long-term return on plan assets - pension plans | **6.75%** | 6.40% | 7.15% |
| Expected long-term return on plan assets - other postemployment plans | **5.55%** | 5.85% | 7.50% |
| Compensation increase rate | **3.60% - 5.00%** | 3.10% - 5.00% | 3.10% - 3.90% |

(a) Pension plans were remeasured as of April 30, 2022.

We determine our discount rates annually. We estimate our discount rate based upon a comparison of the expected cash flows associated with our future payments under our defined benefit pension and other postemployment obligations to a hypothetical bond portfolio created using high-quality bonds that closely match expected cash flows. Bond portfolios are developed by selecting a bond for each of the next 60 years based on the maturity dates of the bonds. Bonds selected to be included in the portfolios are only those rated by Moody's as AA- or better and exclude callable bonds, bonds with less than a minimum issue size, yield outliers and other filtering criteria to remove unsuitable bonds.

We determine our overall expected long-term rate of return on plan assets based on our review of historical returns and economic growth models. We update our assumed mortality rates to incorporate new tables issued by the Society of Actuaries as needed.

**Regulatory Treatment** - The OCC, KCC and regulatory authorities in Texas have approved the recovery of pension and other postemployment benefits costs through rates for Oklahoma Natural Gas, Kansas Gas Service and Texas Gas Service, respectively. The costs recovered through rates are based on current funding requirements and the net periodic benefit cost for defined benefit pension and other postemployment costs. Differences, if any, between the net periodic benefit cost, net of deferrals, and the amount recovered through rates are reflected in earnings.

We historically have recovered defined benefit pension and other postemployment benefit costs through rates. We believe it is probable that regulators will continue to include the net periodic pension and other postemployment benefit costs in our cost of service.

We capitalize all eligible service cost and non-service cost components pursuant to the accounting requirements of ASC Topic 980 (Regulated Operations) for rate-regulated entities, as these costs are authorized by our regulators to be included in capitalized costs. Noncurrent regulatory assets in our consolidated balance sheets reflect the capitalized non-service cost components of $2.2 million and $2.8 million as of December 31, 2023 and 2022, respectively. See Note 3 for additional information.

**Obligations and Funded Status -** The following table sets forth our defined benefit pension and other postemployment benefit plans, benefit obligations and fair value of plan assets for the periods indicated:

| | Pension Benefits | | Other Postemployment Benefits | |
|---|---|---|---|---|
| | December 31, | | December 31, | |
| | 2023 | 2022 | 2023 | 2022 |
| **Changes in Benefit Obligation** | *(Thousands of dollars)* | | | |
| Benefit obligation, beginning of period | $ **784,633** | $ 1,049,990 | $ **168,342** | $ 222,806 |
| Service cost | **7,242** | 10,369 | **730** | 1,274 |
| Interest cost | **42,428** | 36,150 | **9,154** | 6,448 |
| Plan participants' contributions | **—** | — | **2,823** | 3,035 |
| Actuarial loss (gain) | **23,015** | (259,261) | **(5,551)** | (48,609) |
| Benefits paid | **(53,713)** | (55,326) | **(16,963)** | (16,612) |
| Plan amendments | **—** | 2,711 | **—** | — |
| Benefit obligation, end of period | $ **803,605** | $ 784,633 | **158,535** | $ 168,342 |
| | | | | |
| **Change in Plan Assets** | | | | |
| Fair value of plan assets, beginning of period | $ **768,961** | $ 1,013,244 | $ **181,877** | $ 231,994 |
| Actual return (loss) on plan assets | **78,827** | (190,484) | **11,325** | (38,432) |
| Employer contributions | **1,306** | 1,527 | **2,546** | 1,892 |
| Plan participants' contributions | **—** | — | **2,823** | 3,035 |
| Benefits paid | **(53,713)** | (55,326) | **(16,963)** | (16,612) |
| Fair value of assets, end of period | **795,381** | 768,961 | **181,608** | 181,877 |
| Benefit Asset (Obligation), net at December 31 | $ **(8,224)** | $ (15,672) | $ **23,073** | $ 13,535 |
| | | | | |
| Other noncurrent assets | $ **13,409** | $ 5,267 | $ **23,073** | $ 13,535 |
| Current liabilities | **(1,368)** | (1,352) | **—** | — |
| Noncurrent liabilities | **(20,265)** | (19,587) | **—** | — |
| Benefit Asset (Obligation), net at December 31 | $ **(8,224)** | $ (15,672) | $ **23,073** | $ 13,535 |

The accumulated benefit obligation for our defined benefit pension plans was $772.1 million and $746.8 million at December 31, 2023 and 2022, respectively.

For the years ended December 31, 2023 and 2022, the pension benefit obligations experienced actuarial losses and gains of $23.0 million and $259.3 million, respectively, primarily due to the impact of increases in the discount rates used to calculate the benefit obligations.

In 2024, our contributions are expected to be $1.4 million to our defined benefit pension plans, and no contributions are expected to be made to our other postemployment benefit plans.

The following tables set forth the components of net periodic benefit cost for our pension and other postemployment benefit plans for the periods indicated:

| | | Pension Benefits | | |
|---|---|---|---|---|
| | | Year Ended December 31, | | |
| | | 2023 | 2022 | 2021 |
| | | (Thousands of dollars) | | |
| **Components of net periodic benefit cost (credit)** | | | | |
| Service cost | $ | 7,242 $ | 10,369 $ | 13,811 |
| Interest cost (a) | | 42,428 | 36,150 | 29,458 |
| Expected return on assets (a) | | (59,518) | (58,528) | (62,382) |
| Amortization of unrecognized prior service cost (a) | | 372 | 248 | — |
| Amortization of net loss (a) | | 2,008 | 16,793 | 45,523 |
| Net periodic benefit cost (credit) | $ | (7,468) $ | 5,032 $ | 26,410 |

(a) These amounts, net of any amounts capitalized as a regulatory asset, have been recognized as other income (expense), net in the consolidated statement of income. See Note 13 for additional detail for our other income (expense), net.

| | | Other Postemployment Benefits | | |
|---|---|---|---|---|
| | | Year Ended December 31, | | |
| | | 2023 | 2022 | 2021 |
| | | (Thousands of dollars) | | |
| **Components of net periodic benefit cost (credit)** | | | | |
| Service cost | $ | 730 $ | 1,274 $ | 1,587 |
| Interest cost (a) | | 9,154 | 6,448 | 6,251 |
| Expected return on assets (a) | | (9,728) | (13,181) | (16,807) |
| Amortization of unrecognized prior service cost (credit) (a) | | 153 | 41 | (279) |
| Amortization of net (gain) loss (a) | | (48) | 217 | 373 |
| Net periodic benefit cost (credit) | $ | 261 $ | (5,201) $ | (8,875) |

(a) These amounts, net of any amounts capitalized as a regulatory asset, have been recognized as other income (expense), net in the consolidated statement of income. See Note 13 for additional detail for our other income (expense), net.

We use a December 31 measurement date for our plans. On April 30, 2022, we amended our defined benefit pension plans to change the variable cost of living adjustment for eligible participants to a fixed rate. Accordingly, we remeasured our net benefit obligations as of April 30, 2022, resulting in an adjustment of approximately $7.2 million to our pension expense, net of capitalization and regulatory deferrals, for the year ended December 31, 2022.

**Other Comprehensive Income (Loss) -** The following table sets forth the amounts recognized in other comprehensive income (loss), net of regulatory deferrals, related to our defined benefit pension benefits for the period indicated:

| | | Pension Benefits | | |
|---|---|---|---|---|
| | | Year Ended December 31, | | |
| | | 2023 | 2022 | 2021 |
| | | (Thousands of dollars) | | |
| Net gain (loss) arising during the period | $ | (619) $ | 7,369 $ | 67 |
| Amortization of loss | | 1 | 159 | 1,562 |
| Deferred income taxes | | 140 | (1,705) | (379) |
| Total recognized in other comprehensive income (loss) | $ | (478) $ | 5,823 $ | 1,250 |

Due to our regulatory deferrals, there were no amounts recognized in other comprehensive income (loss) related to our other postemployment benefits for the periods presented.

The tables below set forth the amounts in accumulated other comprehensive loss that had not yet been recognized as components of net periodic benefit expense for the periods indicated:

| | Pension Benefits | |
|---|---|---|
| | December 31, | |
| | 2023 | 2022 |
| | *(Thousands of dollars)* | |
| Prior service cost | $ (2,091) | $ (2,463) |
| Accumulated loss | (246,988) | (245,290) |
| Accumulated other comprehensive loss before regulatory assets | (249,079) | (247,753) |
| Regulatory asset for regulated entities | 247,684 | 246,975 |
| Accumulated other comprehensive loss after regulatory assets | (1,395) | (778) |
| Deferred income taxes | 213 | 74 |
| Accumulated other comprehensive loss, net of tax | $ (1,182) | $ (704) |

| | Other Postemployment Benefits | |
|---|---|---|
| | December 31, | |
| | 2023 | 2022 |
| | *(Thousands of dollars)* | |
| Prior service cost | $ — | $ (153) |
| Accumulated loss | (1.457) | (8,557) |
| Accumulated other comprehensive loss before regulatory assets | (1.457) | (8,710) |
| Regulatory asset for regulated entities | 1.457 | 8,710 |
| Accumulated other comprehensive loss after regulatory assets | $ — | $ — |

**Health Care Cost Trend Rates -** The following table sets forth the assumed health care cost-trend rates for the periods indicated:

| | 2023 | 2022 |
|---|---|---|
| Health care cost-trend rate assumed for next year | 6.00% | 6.50% |
| Rate to which the cost-trend rate is assumed to decline (the ultimate trend rate) | 4.50% | 4.50% |
| Year that the rate reaches the ultimate trend rate | 2030 | 2030 |

**Plan Assets -** Our investment strategy is to invest plan assets in accordance with sound investment practices that emphasize long-term fundamentals. The goal of this strategy is to maximize investment returns while managing risk in order to meet the plan's current and projected financial obligations. To achieve this strategy, we have established a liability-driven investment strategy to change the allocations as the funded status of the defined benefit pension plan increases. The plan's investments include a diverse blend of various domestic and international equities, investment-grade debt securities which mirror the cash flows of our liability, insurance contracts and alternative investments. The current target allocation for the assets of our defined benefit pension plan is as follows:

| | |
|---|---:|
| Investment-grade bonds | 70.0 % |
| U.S. large-cap equities | 13.0 % |
| Alternative investments | 7.0 % |
| Developed foreign large-cap equities | 5.0 % |
| Mid-cap equities | 3.0 % |
| Emerging markets equities | 1.0 % |
| Small-cap equities | 1.0 % |
| Total | 100.0 % |

As part of our risk management for the plans, minimums and maximums have been set for each of the asset classes listed above. All investment managers for the plan are subject to certain restrictions on the securities they purchase and, with the exception of indexing purposes, are prohibited from owning our stock.

The current target allocation for the assets of our other postemployment benefits plan is 90 percent fixed income securities and 10 percent equity securities.

The following tables set forth our pension and other postemployment benefits plan assets by fair value category as of the measurement date:

| | Pension Benefits | | | |
|---|---|---|---|---|
| | December 31, 2023 | | | |
| Asset Category | Level 1 | Level 2 | Level 3 | Total |
| | *(Thousands of dollars)* | | | |
| **Investments:** | | | | |
| Equity securities (a) | $ 88,477 $ | — $ | — $ | 88,477 |
| Government obligations | — | 204,669 | — | 204,669 |
| Corporate obligations (b) | — | 366,482 | — | 366,482 |
| Cash and money market funds (c) | 5,300 | 28,977 | — | 34,277 |
| Insurance contracts and group annuity contracts | — | — | 12,350 | 12,350 |
| Other investments (d) | — | — | 89,126 | 89,126 |
| Total assets | $ 93,777 $ | 600,128 $ | 101,476 $ | 795,381 |

(a) - This category represents securities of the various market sectors from diverse industries.
(b) - This category represents bonds from diverse industries.
(c) - This category primarily represents money market funds.
(d) - This category represents alternative investments such as hedge funds and other financial instruments.

|  | Pension Benefits | | | |
|  | December 31, 2022 | | | |
| Asset Category | Level 1 | Level 2 | Level 3 | Total |
|  | *(Thousands of dollars)* | | | |
| **Investments:** | | | | |
| Equity securities (a) | $ 150,027 | $ — | $ — | $ 150,027 |
| Government obligations | — | 160,799 | — | 160,799 |
| Corporate obligations (b) | — | 329,973 | — | 329,973 |
| Cash and money market funds (c) | 4,466 | 22,185 | — | 26,651 |
| Insurance contracts and group annuity contracts | — | — | 14,480 | 14,480 |
| Other investments (d) | — | — | 87,031 | 87,031 |
| Total assets | $ 154,493 | $ 512,957 | $ 101,511 | $ 768,961 |

(a) - This category represents securities of the various market sectors from diverse industries.
(b) - This category represents bonds from diverse industries.
(c) - This category primarily represents money market funds.
(d) - This category represents alternative investments such as hedge funds and other financial instruments.

|  | Other Postemployment Benefits | | | |
|  | December 31, 2023 | | | |
| Asset Category | Level 1 | Level 2 | Level 3 | Total |
|  | *(Thousands of dollars)* | | | |
| **Investments:** | | | | |
| Equity securities (a) | $ 7,031 | $ — | $ — | 7,031 |
| Government obligations | — | 41,863 | — | 41,863 |
| Corporate obligations (b) | — | 38,615 | — | 38,615 |
| Cash and money market funds (c) | 751 | 13,245 | — | 13,996 |
| Insurance contracts and group annuity contracts (d) | — | 80,102 | — | 80,102 |
| Total assets | $ 7,782 | $ 173,825 | $ — | 181,607 |

(a) - This category represents securities of the various market sectors from diverse industries.
(b) - This category represents bonds from diverse industries.
(c) - This category primarily represents money market funds.
(d) - This category includes equity securities and bonds held in a captive insurance product.

| Asset Category | Other Postemployment Benefits December 31, 2022 Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | *(Thousands of dollars)* | | | |
| **Investments:** | | | | |
| Equity securities (a) | $ 5,983 | $ — | $ — | $ 5,983 |
| Government obligations | — | 43,291 | — | 43,291 |
| Corporate obligations (b) | — | 38,095 | — | 38,095 |
| Cash and money market funds (c) | 750 | 7,621 | — | 8,371 |
| Insurance contracts and group annuity contracts (d) | — | 86,137 | — | 86,137 |
| Total assets | $ 6,733 | $ 175,144 | $ — | $ 181,877 |

(a) - This category represents securities of the various market sectors from diverse industries.
(b) - This category represents bonds from diverse industries.
(c) - This category primarily represents money market funds.
(d) - This category includes equity securities and bonds held in a captive insurance product.

Insurance contracts and group annuity contracts include investments in the Immediate Participation Guarantee Fund ("IPG Fund") with John Hancock and are valued at fair value. John Hancock invests the IPG Fund in its general fund portfolio. The contract value of the IPG Fund at the end of the year, which approximates fair value, is estimated. The difference between this estimated balance and the actual balance, as subsequently determined by John Hancock, is charged or credited to the net assets of the plans.

Certain investments that are categorized as money market funds in Level 2 and "Other investments" in Level 3 represent alternative investments such as hedge funds and other financial instruments measured using the net asset value per share (or its equivalent) practical expedient.

The following tables set forth additional information regarding commitments and redemption limitations of these other investments at the periods indicated:

| | December 31, 2023 Fair Value | Unfunded Commitments | Redemption Frequency | Redemption Notice Period |
|---|---|---|---|---|
| | *(in thousands)* | | | *(in days)* |
| Grosvenor Registered Multi Limited Partnership | **$ 40,872** | **$ —** | **quarterly** | **65** |
| K2 Institutional Investors II Limited Partnership | **$ 48,254** | **$ —** | **quarterly** | **91** |

| | December 31, 2022 Fair Value | Unfunded Commitments | Redemption Frequency | Redemption Notice Period |
|---|---|---|---|---|
| | *(in thousands)* | | | *(in days)* |
| Grosvenor Registered Multi Limited Partnership | $ 40,160 | $ — | quarterly | 65 |
| K2 Institutional Investors II Limited Partnership | $ 46,871 | $ — | quarterly | 91 |

The following table sets forth the reconciliation of Level 3 fair value measurements of our pension plans for the periods indicated:

|  | Pension Benefits | | |
|  | Insurance Contracts | Other Investments | Total |
| --- | ---: | ---: | ---: |
|  | *(Thousands of dollars)* | | |
| January 1, 2022 | $ 17,301 | $ 91,456 | $ 108,757 |
| Unrealized gains | 1,467 | — | 1,467 |
| Unrealized losses | — | (7,458) | (7,458) |
| Purchases | 182 | 3,033 | 3,215 |
| Settlements | (4,470) | — | (4,470) |
| December 31, 2022 | $ 14,480 | $ 87,031 | $ 101,511 |
| Unrealized gains | — | 2,095 | 2,095 |
| Unrealized losses | (618) | — | (618) |
| Purchases | 1,562 | — | 1,562 |
| Settlements | (3,074) | — | (3,074) |
| December 31, 2023 | $ 12,350 | $ 89,126 | $ 101,476 |

**Pension and Other Postemployment Benefit Payments -** Benefit payments for our defined benefit pension and other postemployment benefit plans for the year ended December 31, 2023 were $55.3 million and $16.6 million, respectively. The following table sets forth the pension benefits and other postemployment benefits payments expected to be paid in 2023-2032:

|  | Pension Benefits | Other Postemployment Benefits |
| --- | ---: | ---: |
| **Benefits to be paid in:** | *(Thousands of dollars)* | |
| 2024 | $ 55,391 | $ 14,127 |
| 2025 | $ 55,988 | $ 13,890 |
| 2026 | $ 56,422 | $ 13,505 |
| 2027 | $ 56,591 | $ 13,194 |
| 2028 | $ 57,296 | $ 12,848 |
| 2029 through 2033 | $ 286,471 | $ 59,299 |

The expected benefits to be paid are based on the same assumptions used to measure our benefit obligations at December 31, 2023, and include estimated future employee service.

**Other Employee Benefit Plans**

**401(k) Plan** - We have a 401(k) plan which covers all eligible employees. Employee contributions are discretionary and we match 100 percent of each participant's eligible contribution up to 6 percent of eligible compensation, subject to certain limits. Our contributions to the plan were $16.7 million, $15.3 million and $14.3 million in 2023, 2022 and 2021, respectively.

Effective December 30, 2021, our profit sharing-plan was merged with and into our 401(k) Plan. We plan to make a profit-sharing contribution to the 401(k) Plan each quarter equal to 1 percent of each participant's eligible compensation during the quarter. Additional discretionary profit-sharing contributions may be made at the end of each year. Our profit-sharing contributions made to the plan were $12.6 million, $10.9 million and $9.9 million in 2023, 2022 and 2021, respectively.

**12.    INCOME TAXES**

The following table sets forth our provision for income taxes for the periods indicated:

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2023** | | **2022** | | **2021** |
| | | (*Thousands of dollars*) | | | | |
| Current income tax provision (benefit) | | | | | | |
| Federal | $ | **16,551** | $ | 61,745 | $ | (1,568) |
| State | | **(829)** | | 6,815 | | (1,565) |
| Total current income tax provision (benefit) | | **15,722** | | 68,560 | | (3,133) |
| Deferred income tax provision (benefit) | | | | | | |
| Federal | | **21,905** | | (22,234) | | 37,810 |
| State | | **2,868** | | 200 | | 5,639 |
| Total deferred income tax provision (benefit) | | **24,773** | | (22,034) | | 43,449 |
| Total provision for income taxes | $ | **40,495** | $ | 46,526 | $ | 40,316 |

The following table is a reconciliation of our income tax provision for the periods indicated:

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2023** | | **2022** | | **2021** |
| | | (*Thousands of dollars*) | | | | |
| Income before income taxes | $ | **271,727** | $ | 268,268 | $ | 246,750 |
| Federal statutory income tax rate | | **21 %** | | 21 % | | 21 % |
| Provision for federal income taxes | | **57,063** | | 56,335 | | 51,817 |
| State income taxes, net of federal tax benefit | | **3,834** | | 7,016 | | 4,074 |
| Amortization of excess deferred federal income taxes | | **(20,565)** | | (17,986) | | (17,289) |
| Amortization of excess deferred state income taxes | | **(1,795)** | | — | | — |
| Tax (expense) benefit for employee share-based compensation | | **418** | | 350 | | (469) |
| Other, net | | **1,540** | | 811 | | 2,183 |
| Total provision for income taxes | $ | **40,495** | $ | 46,526 | $ | 40,316 |

As of December 31, 2023, we have no uncertain tax positions. Changes in tax laws or tax rates are recognized in the financial reporting period that includes the enactment date.

Income tax expense reflects credits for the amortization of the regulatory liability associated with EDIT that was returned to customers of $22.4 million and $18.0 million for the years ending December 31, 2023, and 2022, respectively.

The following table sets forth the tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities for the periods indicated:

| | December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | (*Thousands of dollars*) | |
| Deferred tax assets | | |
| Employee benefits and other accrued liabilities | $ — | $ 4,256 |
| Regulatory adjustments for enacted tax rate changes | 107,948 | 114,551 |
| Net operating loss | 93,255 | 161,320 |
| Lease obligation basis | 4,500 | 9,158 |
| Purchased-gas cost adjustment | 5,232 | 3,384 |
| Other | — | 3,014 |
| Total deferred tax assets | 210,935 | 295,683 |
| Deferred tax liabilities | | |
| Excess of tax over book depreciation | 822,619 | 792,570 |
| Winter weather event costs | 56,914 | 121,347 |
| Other regulatory assets and liabilities, net | 70,384 | 71,180 |
| Employee benefits and other accrued liabilities | 205 | — |
| Right-of-use asset basis | 4,662 | 9,042 |
| Other | 8,219 | — |
| Total deferred tax liabilities | 963,003 | 994,139 |
| Net deferred tax liabilities | $ 752,068 | $ 698,456 |

We deduct our purchased gas costs for federal income tax purposes in the period they are paid. As a result of the impacts from government securitization of Winter Storm Uri, we recorded a $64.4 million and $299.7 million decrease in our deferred tax liability for the years ended December 31, 2023 and 2022, respectively. At December 31, 2023, we had $87.6 million (tax effected) of federal net operating loss carryforwards and $5.7 million (tax effected) of state net operating loss carryforwards available to offset future taxable income.

We have filed our consolidated federal and state income tax returns for years 2020, 2021 and 2022. We are no longer subject to income tax examination for years prior to 2019.

### 13.     OTHER INCOME AND OTHER EXPENSE

The following table sets forth the components of other income and other expense for the periods indicated:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| | (*Thousands of dollars*) | | |
| Net periodic benefit (cost) other than service cost | $ 4,017 | $ 3,766 | $ (3,930) |
| Earnings (losses) on investments associated with nonqualified employee benefit plans | 4,826 | (7,197) | 3,699 |
| Other income (expense), net | 633 | (752) | (2,976) |
| Total other income (expense), net | $ 9,476 | $ (4,183) | $ (3,207) |

**14.    PROPERTY, PLANT AND EQUIPMENT**

The following table sets forth our property, plant and equipment by property type, for the periods indicated:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (*Thousands of dollars*) | |
| Natural gas distribution pipelines and related equipment | $ 6,716,074 | $ 6,240,236 |
| Natural gas transmission pipelines and related equipment | 713,505 | 661,379 |
| General plant and other | 907,946 | 782,870 |
| Construction work in process | 131,442 | 150,072 |
| Property, plant and equipment | 8,468,967 | 7,834,557 |
| Accumulated depreciation and amortization | (2,333,755) | (2,205,717) |
| Net property, plant and equipment | $ 6,135,212 | $ 5,628,840 |

We compute depreciation expense by applying composite, straight-line rates of approximately 2.5 percent to 3.5 percent as approved by various regulatory authorities.

We recorded capitalized interest of $5.7 million, $4.5 million and $4.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. We incurred liabilities for construction work in process that had not been paid at December 31, 2023, 2022 and 2021 of $36.2 million, $28.6 million and $25.6 million, respectively. Such amounts are not included in capital expenditures or in the change of working capital items on our consolidated statements of cash flows.

## 15.    COMMITMENTS AND CONTINGENCIES

**Leases** - See Note 6 of the Notes to Consolidated Financial Statements in this Annual Report for discussion of operating leases.

**Environmental Matters** - We are subject to multiple laws and regulations regarding protection of the environment and natural and cultural resources, which affect many aspects of our present and future operations. Regulated activities include, but are not limited to, those involving air emissions, storm water and wastewater discharges, handling and disposal of solid and hazardous wastes, wetland preservation, plant and wildlife protection, hazardous materials use, storage and transportation, and pipeline and facility construction. These laws and regulations require us to obtain and/or comply with a wide variety of environmental clearances, registrations, licenses, permits and other approvals. Failure to comply with these laws, regulations, licenses and permits or the discovery of presently unknown environmental conditions may expose us to fines, penalties and/or interruptions in our operations that could be material to our results of operations. In addition, emission controls and/or other regulatory or permitting mandates under the CAA and other similar federal and state laws could require unexpected capital expenditures. We cannot assure that existing environmental statutes and regulations will not be revised or that new regulations will not be adopted or become applicable to us. Revised or additional statutes or regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our business, financial condition and results of operations. Our expenditures for environmental investigation and remediation compliance to-date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during 2023, 2022 and 2021.

We own or retain legal responsibility for certain environmental conditions at 12 former MGP sites in Kansas. These sites contain contaminants generally associated with MGP sites and are subject to control or remediation under various environmental laws and regulations. A consent agreement with the KDHE governs all environmental investigation and remediation work at these sites. The terms of the consent agreement require us to investigate these sites and set remediation activities based upon the results of the investigations and risk analysis. Remediation typically involves the management of contaminated soils and may involve removal of structures and monitoring and/or remediation of groundwater. Regulatory closure has been achieved at five of the 12 sites, but these sites remain subject to potential future requirements that may result in additional costs.

We have completed or are addressing removal of the source of soil contamination at all 12 sites and continue to monitor groundwater at seven of the 12 sites according to plans approved by the KDHE. In 2019, we completed a project to remove a source of contamination and associated contaminated materials at the twelfth site where no active soil remediation had previously occurred. In 2022, we completed a remediation project to remove a source of contamination and contaminated materials at one of the MGP sites. In June 2023, we submitted a revised draft remediation plan to the KDHE for review following receipt of agency comments and public feedback. In August 2023, the KDHE approved the remediation plan without comment. We submitted a site investigation work plan for another site and on August 27, 2023 the KDHE approved the document without comment.

We have an AAO that allows Kansas Gas Service to defer and seek recovery of costs necessary for investigation and remediation at, and nearby, these 12 former MGP sites that are incurred after January 1, 2017, up to a cap of $15.0 million, net of any related insurance recoveries. Costs approved for recovery in a future rate proceeding would then be amortized over a 15-year period. The unamortized amounts will not be included in rate base or accumulate carrying charges. Following a determination that future investigation and remediation work approved by the KDHE is expected to exceed $15.0 million, net of any related insurance recoveries, Kansas Gas Service will be required to file an application with the KCC for approval to increase the $15.0 million cap. At December 31, 2023 and 2022, we have deferred $32.0 million and $29.8 million, respectively, for accrued investigation and remediation costs pursuant to our AAO. Kansas Gas Service expects to file an application for amounts deferred in excess of the cap as soon as practicable after the KDHE approves the remediation plans we have submitted.

We also own or retain legal responsibility for certain environmental conditions at a former MGP site in Texas. At the request of the TCEQ, we began investigating the level and extent of contamination associated with the site under their Texas Risk Reduction Program. A preliminary site investigation revealed that this site contains contaminants generally associated with MGP sites and is subject to control or remediation under various environmental laws and regulations. Impacts have been identified in the soil and groundwater at the site with limited impacts observed in surrounding areas. In April 2022, we submitted a remediation work plan to address the areas impacted to the TCEQ. In August 2023, remediation activities were conducted to address the impacted area in accordance with the remediation work plan. The TCEQ requested acceptable financial assurance for the projected costs on post-response action care activities at the site. At December 31, 2023, estimated costs associated with expected remediation activities for this site are not material.

Our expenditures for environmental evaluation, mitigation, remediation and compliance to date have not been significant in relation to our financial position, results of operations or cash flows, and our expenditures related to environmental matters had no material effects on earnings or cash flows during the years ended December 31, 2023, 2022 and 2021. The reserve for remediation of our MGP sites was $14.3 million and $12.7 million at December 31, 2023 and December 31, 2022, respectively.

Environmental issues may exist with respect to these MGP sites that are unknown to us. Accordingly, future costs are dependent on the final determination and regulatory approval of any remedial actions, the complexity of the site, level of remediation required, changing technology and governmental regulations, and to the extent not recovered by insurance or recoverable in rates from our customers, could be material to our financial condition, results of operations or cash flows.

We are subject to environmental regulation by federal, state and local authorities. Due to the inherent uncertainties surrounding the development of federal and state environmental laws and regulations, we cannot determine with specificity the impact such laws and regulations may have on our existing and future facilities. With the trend toward stricter standards, greater regulation and more extensive permit requirements for the types of assets operated by us, our environmental expenditures could increase in the future, and such expenditures may not be fully recovered by insurance or recoverable in rates from our customers, and those costs may adversely affect our financial condition, results of operations and cash flows.

**Pipeline Safety** - We are subject to regulation under federal pipeline safety statutes and any analogous state regulations. These include safety requirements for the design, construction, operation, and maintenance of pipelines, including transmission and distribution pipelines. At the federal level, we are regulated by PHMSA. PHMSA regulations require the following for certain pipelines: inspection and maintenance plans; integrity management programs, including the determination of pipeline integrity risks and periodic assessments on certain pipeline segments; an operator qualification program, which includes certain trainings; a public awareness program that provides certain information; and a control room management plan.

As part of regulating pipeline safety, PHMSA promulgates various regulations. In April 2016, PHMSA published a NPRM, the Safety of Gas Transmission & Gathering Lines Rule, in the Federal Register to revise pipeline safety regulations applicable to the safety of onshore natural gas transmission and gathering pipelines. Proposals included changes to pipeline integrity management requirements and other safety-related requirements, which were split into three separate rulemakings. As of December 31, 2022, all three final rules were published and the potential capital and operating expenditures associated with compliance were not material or did not apply to us.

As part of the Consolidated Appropriations Act, 2021, the PIPES Act reauthorized PHMSA through 2023 and directed the agency to move forward with several regulatory actions, including the "Pipeline Safety: Class Location Change Requirements" and the "Pipeline Safety: Safety of Gas Transmission and Gathering Pipelines" proposed rulemakings. Congress has also instructed PHMSA to issue final regulations that will require operators of new and existing transmission and distribution pipeline facilities to conduct certain leak detection and repair programs and to require facility inspection and maintenance plans to align with those regulations. To the extent such rulemakings impose more stringent requirements on our facilities, we may be required to incur expenditures that may be material.

**Legal Proceedings** - We are a party to various litigation matters and claims that have arisen in the normal course of our operations. While the results of litigation and claims cannot be predicted with certainty, we believe the reasonably possible losses from such matters, individually and in the aggregate, are not material. Additionally, we believe the probable outcome of such matters will not have a material adverse effect on our results of operations, financial position or cash flows.

## 16.    DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

**Derivative Instruments** - Our derivatives are comprised of over-the-counter natural gas fixed price swaps and call options.

*Swaps* - At December 31, 2023, we held over-the-counter natural gas fixed-price swaps for the heating season ending March 2024, with a total notional amount of 5.1 Bcf. We did not hold any swaps at December 31, 2022.

*Options* - At December 31, 2023, we held natural gas call options for the heating season ending March 2024, with total notional amounts of 0.5 Bcf, for which we paid premiums of $0.5 million. At December 31, 2022, we held purchased natural gas call options for the heating season ended March 2023, with total notional amounts of 19.4 Bcf, for which we paid premiums of $14.1 million. The fair value of our natural gas call options was insignificant as of December 31, 2023 and 2022.

We have not designated any of our derivative instruments as accounting hedges. These contracts are included in, and recoverable through, our purchased-gas cost adjustment mechanisms. Additionally, premiums paid, changes in fair value and any settlements received associated with these contracts are deferred as part of our unrecovered purchased-gas costs in our consolidated balance sheets. There were no transfers between levels for the periods presented.

**Other Financial Instruments** - The approximate fair value of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable is equal to book value, due to the short-term nature of these items. Commercial paper is due upon demand and, therefore, the carrying amounts approximate fair value.

The following tables summarize, by level within the fair value hierarchy, our derivative and other assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2023 and 2022:

|  | December 31, 2023 | | |
|  | Level 1 | Level 2 | Total |
| --- | --- | --- | --- |
|  | *(Thousands of dollars)* | | |
| **Assets:** | | | |
| United States treasury notes (b) | $      6,496 | $      — | $      6,496 |
| Corporate bonds (b) | — | 11,080 | 11,080 |
| Total assets | $      6,496 | $      11,080 | $      17,576 |
| **Liabilities:** | | | |
| Derivative instruments - swaps (a) | $      — | $      13,920 | $      13,920 |

(a) The fair value is included in other current assets and other current liabilities in our consolidated balance sheets.
(b) The fair value is included in other current and noncurrent assets and other current and noncurrent liabilities in our consolidated balance sheets.

|  | December 31, 2022 | | |
|  | Level 1 | Level 2 | Total |
| --- | --- | --- | --- |
|  | *(Thousands of dollars)* | | |
| **Assets:** | | | |
| United States treasury notes (b) | $      4,695 | $      — | $      4,695 |
| Corporate bonds (b) | — | 9,710 | 9,710 |
| Total assets | $      4,695 | $      9,710 | $      14,405 |

(a) The fair value is included in other current assets and other current liabilities in our consolidated balance sheets.
(b) The fair value is included in other current and noncurrent assets and other current and noncurrent liabilities in our consolidated balance sheets.

The estimated fair value of our long-term debt, including current maturities, was $2.8 billion and $2.5 billion at December 31, 2023 and December 31, 2022, respectively. The estimated fair value of our long-term debt was determined using quoted market prices, and is classified as Level 2.

## 17.    VARIABLE INTEREST ENTITY

KGSS-I is a special-purpose, wholly owned subsidiary of ONE Gas that was formed for the purpose of issuing securitized bonds to recover extraordinary costs incurred by Kansas Gas Service resulting from Winter Storm Uri. On November 18, 2022, the securitized financing was complete. KGSS-I's assets cannot be used to settle ONE Gas' obligations and the holders of the Securitized Utility Tariff Bonds have no recourse against ONE Gas. See Note 5 for additional information about the securitization financing.

KGSS-I is considered to be a variable interest entity. As a result, KGSS-I is included in the consolidated financial statements of ONE Gas. No gain or loss was recognized upon initial consolidation.

The following table summarizes the impact of KGSS-I on our consolidated balance sheets:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
|  | (Thousands of dollars) | |
| Restricted cash and cash equivalents | $ 20,552 | $ 8,446 |
| Accounts receivable | 5,133 | 4,862 |
| Securitized intangible asset, net | 293,619 | 323,838 |
| Current maturities of securitized utility tariff bonds | 27,430 | 20,716 |
| Accounts payable | 394 | 3,204 |
| Accrued interest | 7,207 | 2,202 |
| Securitized utility tariff bonds, excluding current maturities, net of discounts and issuance costs of $5.3 million and $5.9 million, respectively | 282,506 | 309,343 |
| Equity | 1,768 | 1,681 |

The following table summarizes the impact of KGSS-I on our consolidated statements of income:

|  | Year Ended December 31, | |
|---|---|---|
|  | 2023 | 2022 |
|  | (Thousands of dollars) | |
| Operating revenues | $ 48,677 | $ 5,769 |
| Operating expense | (440) | (52) |
| Amortization expense | (30,219) | (3,521) |
| Interest income | 696 | 6 |
| Interest expense | (18,552) | (2,202) |
| Income before income taxes | $ 162 | $ — |

The following table summarizes the amortization expense related to the securitized intangible asset expected to be recognized in our consolidated statements of income:

| For the year ending: | (Thousands of dollars) |
|---|---|
| 2024 | $ 27,843 |
| 2025 | $ 29,391 |
| 2026 | $ 31,025 |
| 2027 | $ 32,751 |
| 2028 | $ 34,572 |

**ITEM 9.**     **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

**ITEM 9A.**     **CONTROLS AND PROCEDURES**

**Evaluation of Disclosure Controls and Procedures**

We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), of the effectiveness of the Company's disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act. Based on this evaluation, the Company's Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report based on the evaluation of the controls and procedures required by Rule 13a-15(b) of the Exchange Act.

**Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Financial Officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under that framework and applicable SEC rules, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein (Item 8).

**Changes in Internal Control Over Financial Reporting**

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B.**     **OTHER INFORMATION**

Not applicable.

**ITEM 9C.**     **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.


**PART III.**


**ITEM 10.**     **DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

**Directors of the Registrant**

Information concerning our directors is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**Executive Officers of the Registrant**

Information concerning our executive officers is included in Part I, Item 1, Business, of this Annual Report.

**Compliance with Section 16(a) of the Exchange Act**

Information on compliance with Section 16(a) of the Exchange Act is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**Code of Ethics**

Information concerning the code of ethics, or code of business conduct, is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**Nominating Procedures**

Information concerning the nominating procedures is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**The Audit Committee**

Information concerning the Audit Committee is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**The Audit Committee Financial Experts**

Information concerning the Audit Committee Financial Experts is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**The Executive Compensation Committee**

Information concerning the Executive Compensation Committee is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**The Corporate Governance Committee**

Information concerning the Corporate Governance Committee is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**The Executive Committee**

Information concerning the Executive Committee is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**Committee Charters**

The full text of our Audit Committee charter, Executive Compensation Committee charter, Corporate Governance Committee charter and Executive Committee charter are published on and may be printed from our website at www.onegas.com and are also available from our corporate secretary upon request.

**ITEM 11.        EXECUTIVE COMPENSATION**

Information on executive compensation is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**ITEM 12.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS**

**Security Ownership of Certain Beneficial Owners**

Information concerning the ownership of certain beneficial owners is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**Security Ownership of Management**

Information on security ownership of directors and officers is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**Equity Compensation Plan Information**

Information on equity compensation plans is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

Information on certain relationships and related transactions and director independence is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**ITEM 14.  PRINCIPAL ACCOUNTANT FEES AND SERVICES**

Information on the principal accountant's fees and services is set forth in our 2024 definitive Proxy Statement and is incorporated herein by this reference.

**ITEM 15.**       **EXHIBITS, FINANCIAL STATEMENT SCHEDULES**

(2)  Consolidated Financial Statements Schedules

All schedules have been omitted because of the absence of conditions under which they are required.

(3) Exhibits

| | |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of ONE Gas, Inc., dated May 24, 2018 (incorporated by reference to Exhibit 3.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on May 30, 2018 (File No. 1-36108)). |
| 3.2 | Amended and Restated By-Laws of ONE Gas, Inc. dated February 21, 2023 (incorporated by reference to Exhibit 3.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on February 21, 2023 (File No. 1-36108)). |
| 3.3 | Amended and Restated Limited Liability Company Agreement of Kansas Gas Service Securitization I, L.L.C., dated as of November 16, 2022 (incorporated by reference to Exhibit 3.3 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108)). |
| 4.1 | Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc.'s Registration Statement on Form 10, Amendment No. 2 filed on December 23, 2013 (File No. 1-36108)). |
| 4.2 | Indenture, dated January 27, 2014, between ONE Gas, Inc. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on January 30, 2014 (File No. 1-36108)). |
| 4.3 | Supplemental Indenture No. 1, dated January 27, 2014, between ONE Gas, Inc. and U.S. Bank National Association, as trustee, with respect to the 2.070% Senior Notes due 2019, the 3.610% Senior Notes due 2024 and the 4.685% Senior Notes due 2044-(incorporated by reference to Exhibit 10.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on January 30, 2014 (File No. 1-36108)). |
| 4.4 | Supplemental Indenture No. 2, dated November 5, 2018, among ONE Gas, Inc. and U.S. Bank National Bank Association, as trustee, with respect to the 4.50% Senior Notes due 2048 (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 6, 2018 (File No. 1-36108)). |

| 4.5 | Supplemental Indenture No. 3, dated May 4, 2020, among ONE Gas, Inc. and U.S. Bank National Bank Association, as trustee, with respect to the 2.00% Senior Notes due 2030 (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on May 4, 2020 (File No. 1-36108)). |
|---|---|
| 4.6 | Supplemental Indenture No. 4, dated as of March 11, 2021, between ONE Gas, Inc. and U.S. Bank National Association, as trustee, with respect to the 0.85% Senior Notes due 2023 and 1.10% Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 11, 2021 (File No. 1-36108)). |
| 4.7 | Supplemental Indenture No.5, dated as of March 11, 2021, between ONE Gas, Inc. and U.S. Bank National Association, as trustee, with respect to the Floating Rate Senior Notes due 2023 (incorporated by reference to Exhibit 4.3 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 11, 2021 (File No. 1-36108)). |
| 4.8 | Description of the Registrant's securities registered pursuant to Section 12 of the Securities Act of 1934 (incorporated by reference to Exhibit 4.6 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 26, 2021 (File No. 1-36108)). |
| 4.9 | Supplemental Indenture No. 6, dated as of August 8, 2022, between ONE Gas, Inc. and U.S. Bank Trust Company, National Association, as trustee, with respect to the 4.25% Notes due 2032 (incorporated by reference to Exhibit 4.2 of ONE Gas Inc.'s Current Report on Form 8-K filed on August 8, 2022 (File No. 1-36108)). |
| 4.10 | Indenture by and among Kansas Gas Service Securitization I, L.L.C., U.S. Bank Trust Company, National Association, as Indenture Trustee, and U.S. Bank National Association, as Securities Intermediary (including the form of the Securitized Utility Tariff Bonds and the Series Supplement), dated as of November 18, 2022 (incorporated by reference to Exhibit 4.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108)). |
| 4.11 | Series Supplement by and among Kansas Gas Service Securitization I, L.L.C. and U.S. Bank Trust Company, National Association, as Indenture Trustee, dated as of November 18, 2022 (incorporated by reference to Exhibit 4.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108)). |
| 4.12 | Supplemental Indenture No. 7, dated as of December 13, 2023, between ONE Gas, Inc. and U.S. Bank Trust Company, National Association, as trustee, with respect to the 5.10% Notes due 2029 (incorporated by reference to Exhibit 4.2 of ONE Gas Inc.'s Current Report on Form 8-K filed on December 13, 2023 (File No. 1-36108)). |
| 10.1* | Form of ONE Gas, Inc. Indemnification Agreement between ONE Gas, Inc. and ONE Gas, Inc. officers and directors (incorporated by reference to Exhibit 10.5 to ONE Gas, Inc.'s Registration Statement on Form 10 filed on October 1, 2013 (File No. 1-36108)). |
| 10.2* | ONE Gas, Inc. Pre-2005 Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.7 to ONE Gas, Inc.'s Registration Statement on Form 10, Amendment No. 2 filed on December 23, 2013 (File No. 1-36108)). |
| 10.3* | ONE Gas, Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to Exhibit 10.8 to ONE Gas, Inc.'s Registration Statement on Form 10, Amendment No. 2 filed on December 23, 2013 (File No. 1-36108)). |
| 10.4* | ONE Gas, Inc. Pre-2005 Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.9 to ONE Gas, Inc.'s Registration Statement on Form 10, Amendment No. 2 filed on December 23, 2013 (File No. 1-36108)). |
| 10.5* | ONE Gas, Inc. Supplemental Executive Retirement Plan, as amended and restated effective December 1, 2017 (incorporated by reference to Exhibit 10.8 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 22, 2018 (File No. 1-36108)). |

| 10.6* | ONE Gas, Inc. Officer Change in Control Severance Plan (incorporated by reference to Exhibit 10.12 to ONE Gas, Inc.'s Registration Statement filed on Form 10, Amendment No. 2 filed on December 23, 2013 (File No. 1-36108)). |
|---|---|
| 10.7* | ONE Gas, Inc. Equity Compensation Plan, as amended and restated effective December 1, 2017 (incorporated by reference to Exhibit 10.11 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 22, 2018 (File No. 1-36108)). |
| 10.8* | Form of 2024 Restricted Unit Award Agreement. |
| 10.9* | Form of 2024 Performance Unit Award Agreement. |
| 10.10* | Form of 2023 Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.10 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 23, 2023 (File No. 1-36108)). |
| 10.11* | Form of 2023 Performance Unit Award Agreement (incorporated by reference to Exhibit 10.11 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 23, 2023 (File No. 1-36108)). |
| 10.12* | ONE Gas, Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.16 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 20, 2020 (File No. 1-36108)). |
| 10.13 | Form of Commercial Paper Dealer Agreement (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on September 10, 2014 (File No. 1-36108)). |
| 10.14* | Form of 2020 Performance Unit Award Agreement (incorporated by reference to Exhibit 10.20 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 20, 2020 (File No. 1-36108)). |
| 10.15* | Form of 2020 Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.21 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 20, 2020 (File No. 1-36108)). |
| 10.16 | Equity Distribution Agreement, dated as of February 24, 2023, among ONE Gas, Inc. and BofA Securities, Inc., J.P. Morgan Securities, LLC, Mizuho Securities USA LLC and RBC Capital Markets, LLC, acting as managers; Bank of America, N.A., JPMorgan Chase Bank, National Association, Mizuho Markets Americas LLC and Royal Bank of Canada, acting as forward purchasers; and BofA Securities, Inc., J.P. Morgan Securities LLC, Mizuho Securities USA LLC and RBC Capital Markets, LLC, acting as forward sellers (incorporated by reference to Exhibit 1.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on February 24, 2023 (File No. 1-36108). |
| 10.17 | Confirmation of Forward Sale Transaction, dated as of March 8, 2023, between ONE Gas, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 13, 2023 (File No. 1-36108)). |
| 10.18* | Form of 2021 Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.28 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 26, 2021 (File No. 1-36108)). |
| 10.19* | Form of 2021 Performance Unit Award Agreement (incorporated by reference to Exhibit 10.29 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 26, 2021 (File No. 1-36108)). |
| 10.20 | Extension Agreement, dated as of March 16, 2023, among ONE Gas, Inc., Bank of America, N.A., as administrative agent, swing line lender, and a letter of credit issuer, and the other lenders and letter of credit issuers parties thereto (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 16, 2023 (File No. 1-36108)). |
| 10.21* | ONE Gas, Inc. Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.28 to ONE Gas, Inc.'s Annual Report on Form 10-K filed February 22, 2018 (File No. 1-36108)). |

| 10.22 | Forward Sale Agreement, dated September 11, 2023, between ONE Gas, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on September 14, 2023 (File No. 1-36108)). |
|---|---|
| 10.23* | ONE Gas, Inc. Amended and Restated Equity Compensation Plan (2018) (incorporated by reference to Appendix A to ONE Gas, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 4, 2018 (File No. 1-36108)). |
| 10.24* | ONE Gas, Inc. Amended and Restated Annual Officer Incentive Plan, effective January 1, 2020 (incorporated by reference to Exhibit 10.31 to ONE Gas, Inc.'s Annual Report on Form 10-K filed on February 20, 2020 (File No. 1-36108)). |
| 10.25* | Form of 2022 Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.28 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)). |
| 10.26* | Form of 2022 Performance Unit Award Agreement (incorporated by reference to Exhibit 10.29 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)). |
| 10.27* | Form of 2021 Restricted Unit Award Agreement dated June 2021 (incorporated by reference to Exhibit 10.30 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)). |
| 10.28* | Form of 2021 Performance Unit Award Agreement dated June 2021 (incorporated by reference to Exhibit 10.31 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)). |
| 10.29* | Form of 2021 Restricted Unit Award Agreement dated September 2021 (incorporated by reference to Exhibit 10.32 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)). |
| 10.30* | Form of 2021 Performance Unit Award Agreement dated September 2021 (incorporated by reference to Exhibit 10.33 to ONE Gas, Inc's Annual Report on Form 10-K filed on February 24, 2022 (File No. 1-36108)). |
| 10.31* | Form of 2020 Restricted Unit Award Agreement dated July 2020 (incorporated by reference to Exhibit 10.30 to ONE Gas, Inc.'s Annual Report on Form 10-K filed February 26, 2021 (File No. 1-36108)). |
| 10.32* | ONE Gas Inc. Annual Officer Incentive Plan, effective January 1, 2019 (incorporated by reference to Exhibit 10.30 to ONE Gas, Inc.'s Annual Report on Form 10-K filed February 20, 2019 (File No. 1-36108)). |
| 10.33 | Additional Forward Sale Agreement, dated September 15, 2023, between ONE Gas, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on September 19, 2023 (File No. 1-36108)). |
| 10.34 | Second Amended and Restated credit Agreement, dated as of March 16, 2021, among ONE Gas, Inc., the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 16, 2021 (File No. 1-36108)). |
| 10.35* | ONE Gas, Inc. Nonqualified Deferred Compensation Plan, as amended and restated effective January 1, 2022 (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Quarterly Report on Form 10-Q filed on November 2, 2021 (File No. 1-36108)). |
| 10.36* | ONE Gas, Inc. Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Appendix A to ONE Gas, Inc.'s Definitive Proxy Statement on Schedule 14A filed on April 7, 2021 (File No. 1-36108)). |
| 10.37 | First Amendment to Second Amended and Restated Credit Agreement, dated as of March 16, 2022, among ONE Gas, Inc., Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on March 17, 2022 (File No. 1-36108)). |

| 10.38 | Securitization Property Purchase and Sale Agreement dated as of August 25, 2022 by and between the Oklahoma Development Finance Authority, as Issuer, and Oklahoma Natural Gas Company, a division of ONE Gas, Inc., as Seller (incorporated by reference to Exhibit 10.1 of ONE Gas, Inc.'s Current Report on Form 8-K filed on August 26, 2022 (File No. 1-36108)). |
|---|---|
| 10.39 | ONE Gas, Inc. Deferred Compensation Plan for Non-Employee Directors, amended and restated effective July 18, 2022 (incorporated by reference to Exhibit 10.3 of ONE Gas, Inc.'s Quarterly Report on Form 10-Q filed on November 1, 2022 (File No. 1-36108)). |
| 10.40 | Securitized Utility Tariff Property Servicing Agreement between Kansas Gas Service Securitization I, L.L.C. and Kansas Gas Service, a Division of ONE Gas, Inc., as Servicer, dated as of November 18, 2022 (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108)). |
| 10.41 | Securitized Utility Tariff Property Purchase and Sale Agreement between Kansas Gas Service Securitization I, L.L.C. and Kansas Gas Service, a Division of ONE Gas, Inc., as Seller, dated as of November 18, 2022 (incorporated by reference to Exhibit 10.2 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108)). |
| 10.42 | Administration Agreement between Kansas Gas Service Securitization I, L.L.C. and Kansas Gas Service, a Division of ONE Gas, Inc., as Administrator, dated as of November 18, 2022 (incorporated by reference to Exhibit 10.3 to ONE Gas, Inc.'s Current Report on Form 8-K filed on November 18, 2022 (File No. 1-36108)). |
| 10.43 | Commitment Increase Agreement, dated as of October 20, 2023, among ONE Gas, Inc., Bank of America, N.A., as administrative agent, swing line lender, and letter of credit issuer, and the other lenders and letter of credit issuers parties thereto (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on October 23, 2023 (File No. 1-36108)). |
| 10.44 | Amendment to Confirmation of Forward Sale Transaction, dated as of December 28, 2023, between ONE Gas, Inc. and Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to ONE Gas, Inc.'s Current Report on Form 8-K filed on December 28, 2023 (File No. 1-36108)). |
| 21.1 | Subsidiaries of ONE Gas, Inc. |
| 23.1 | Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP. |
| 31.1 | Certification of Robert S. McAnnally pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2 | Certification of Christopher P. Sighinolfi pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1 | Certification of Robert S. McAnnally pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished only pursuant to Rule 13a-14(b)). |
| 32.2 | Certification of Christopher P. Sighinolfi pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished only pursuant to Rule 13a-14(b)). |

| 97.1 | ONE Gas, Inc. Supplemental Clawback Policy |
|---|---|
| 101.INS | XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document. |
| 101.SCH | XBRL Schema Document. |
| 101.CAL | XBRL Calculation Linkbase Document. |
| 101.LAB | XBRL Label Linkbase Document. |
| 101. PRE | XBRL Presentation Linkbase Document. |
| 101.DEF | XBRL Extension Definition Linkbase Document. |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101). |

\* Management contract or compensatory plan or arrangement

Attached as Exhibit 101 to this Annual Report are the following XBRL-related documents: (i) Document and Entity Information; (ii) Consolidated Statements of Income for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Balance Sheets as of December 31, 2023 and 2022; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; (vi) Consolidated Statements of Equity for the years ended December 31, 2023, 2022 and 2021; and (vii) Notes to Consolidated Financial Statements.

We also make available on our website the Interactive Data Files submitted as Exhibit 101 to this Annual Report.

**ITEM 16.     FORM 10-K SUMMARY**

None.

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2024                                          ONE Gas, Inc.
                                                                 Registrant


                                                          By:   /s/ Christopher P. Sighinolfi
                                                                Christopher P. Sighinolfi
                                                                Senior Vice President and
                                                                Chief Financial Officer
                                                                (Principal Financial Officer)


Pursuant to the requirements of the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on this 22nd day of February 2024.


| /s/ John W. Gibson | /s/ Robert S. McAnnally |
|---|---|
| John W. Gibson | Robert S. McAnnally |
| Chairman of the Board | President, Chief Executive Officer and Director |
| /s/ Christopher P. Sighinolfi | /s/ Brian F. Brumfield |
| Christopher P. Sighinolfi | Brian F. Brumfield |
| Senior Vice President and Chief Financial Officer | Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer) |
| /s/ Robert B. Evans | /s/ Tracy E. Hart |
| Robert B. Evans | Tracy E. Hart |
| Director | Director |
| /s/ Deborah A. P. Hersman | /s/ Michael G. Hutchinson |
| Deborah A. P. Hersman | Michael G. Hutchinson |
| Director | Director |
| /s/ Pattye L. Moore | /s/ Eduardo A. Rodriguez |
| Pattye L. Moore | Eduardo A. Rodriguez |
| Director | Director |
| /s/ Douglas H. Yaeger | |
| Douglas H. Yaeger | |
| Director | |

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## Forward-looking Statements

Statements contained in this annual report that include company expectations, our business outlook, our future plans or predictions relating to any matters should be considered forward-looking statements that are covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended.

It is important to note that the actual results could differ materially from those projected in such forward-looking statements.

For additional information that could cause actual results to differ materially from such forward-looking statements, refer to ONE Gas' Securities and Exchange Commission filings.

## Shareholder Information

EQ Shareowner Services
P.O. Box 64854
St. Paul, MN 55164-0854
P: 855-217-6403
P: (Outside U.S.) 651-450-4064
shareowneronline.com

## Direct Stock Purchase & Dividend Reinvestment Plan

ONE Gas' Direct Stock Purchase and Dividend Reinvestment Plan provides new investors and current shareholders a convenient way to purchase ONE Gas common stock without paying processing fees or service charges and to reinvest cash dividends.

For more information or to enroll in a plan, call EQ at 855-217-6403. The Prospectus is also available at onegas.com.

## Annual Meeting Details

The 2024 annual meeting of shareholders will be held Thursday, May 23, 2024, at 9 a.m. Central Daylight Time as a virtual meeting only. The meeting will be held online, accessible through a live webcast.

## Auditors

PricewaterhouseCoopers LLP
Two Warren Place
6120 South Yale Avenue, Suite 1850
Tulsa, OK 74136

## Corporate Headquarters

First Place Tower
15 East Fifth Street
Tulsa, OK 74103

## Credit Ratings

Moody's: A3 (Stable)
Standard & Poor's: A- (Stable)

## ONE Gas Investor Relations

P.O. Box 21049
Tulsa, OK 74121
P: 855-496-0200
E: IR@onegas.com



15 East Fifth Street, Tulsa, OK 74103

**918-947-7000** | **onegas.com**

   